

# MESSAGE FROM OUR CHAIRMAN OF THE BOARD AND LEAD INDEPENDENT DIRECTOR

April 12, 2018

Dear PayPal Stockholder:

We are pleased to invite you to attend the annual meeting of stockholders of PayPal Holdings, Inc. on Wednesday, May 23, 2018 at 8:00 a.m. Pacific Time. Our annual meeting will be conducted exclusively online via live webcast. We have conducted an exclusively virtual annual meeting of stockholders every year since we became a public company in 2015. We believe that hosting virtual meetings enables greater stockholder attendance and participation from any location around the world.

You will be able to attend the virtual annual meeting of stockholders online and submit your questions during the meeting by visiting pypl.onlineshareholdermeeting.com. You also will be able to vote your shares electronically at the virtual annual meeting. Details regarding how to attend the meeting online, how to submit your questions before and during the meeting, and the business to be conducted at the annual meeting are more fully described in the accompanying proxy statement.

We will be providing access to our proxy materials over the Internet under the U.S. Securities and Exchange Commission's "notice and access" rules. As a result, beginning on or about April 12, 2018, we are mailing to many of our stockholders a notice instead of a paper copy of this proxy statement and our 2017 Annual Report. This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how to receive a paper copy of our proxy materials, including this proxy statement, our 2017 Annual Report, and a form of proxy card or voting instruction card. All stockholders who do not receive a notice, including stockholders who have previously requested to receive paper copies of proxy materials, will receive a paper copy of the proxy materials by mail.

Your vote is important. Regardless of whether you plan to participate in the annual meeting, we hope you will vote as soon as possible. You may vote by proxy over the Internet, by telephone, or by mail (if you received paper copies of the proxy materials) by following the instructions on the proxy card or voting instruction card. Voting will ensure your representation at the virtual annual meeting regardless of whether you attend the meeting online. You may also vote your shares electronically during the virtual meeting.

Sincerely yours,

John J. Donahoe
Chairman of the Board

David M. Moffett
Lead Independent Director

# Table of Contents

# Notice of 2018 Annual Meeting of Stockholders

| | |
|---|---|
| Date: | Wednesday, May 23, 2018 |
| Time: | 8:00 a.m. Pacific Time |
| Place: | Online at pypl.onlineshareholdermeeting.com. There is no physical location for the 2018 annual meeting. |
| Items of Business: | (1)  Election of 11 director nominees identified in this proxy statement.<br>(2)  Advisory vote to approve named executive officer compensation.<br>(3)  Approval of the PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan.<br>(4)  Approval of the PayPal Holdings, Inc. Amended and Restated Employee Stock Purchase Plan.<br>(5)  Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2018.<br>(6)  Consideration of three stockholder proposals, if properly presented at the annual meeting.<br>(7)  Transaction of such other business as may properly come before the meeting or any adjournment or postponement of the annual meeting. |
| Record Date: | The Board of Directors set April 3, 2018 as the record date for the annual meeting. That means our stockholders of record at the close of business on that date are entitled to receive notice of the annual meeting and to vote at the annual meeting and at any adjournment or postponements of the annual meeting. |
| Participation in Virtual Meeting: | We are pleased to invite you to participate in our annual meeting, which will be conducted exclusively online via webcast. The accompanying proxy materials include instructions on how to participate in the annual meeting and how to vote your shares of common stock by attending the virtual annual meeting by webcast. To submit your questions during the annual meeting, please log on to pypl.onlineshareholdermeeting.com. You will need to enter the 16-digit control number included on your notice of Internet availability of proxy materials, on your proxy card or on the instructions that accompanied your proxy materials to enter the annual meeting. The annual meeting will begin promptly at 8:00 a.m. Pacific Time. |
| Pre-Meeting: | The online format for the annual meeting also allows us to communicate more effectively with you via www.proxyvote.com. You can submit questions in advance of the annual meeting and access copies of our proxy statement and annual report at www.proxyvote.com. |
| Voting: | Your vote is very important to us. Regardless of whether you plan to participate in the annual meeting, we hope you will vote as soon as possible. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card. Stockholders of record and beneficial owners will be able to vote their shares electronically at the annual meeting. For specific instructions on how to vote your shares, please refer to the section "Other Information — Voting Information" beginning on page 83 of this proxy statement. |

By Order of the Board of Directors



Brian Y. Yamasaki
Vice President, Corporate Legal and Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed and made available on or about April 12, 2018.

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 23, 2018. This proxy statement and PayPal Holdings, Inc.'s 2017 Annual Report are available electronically at https://investor.paypal-corp.com/annuals-proxies.cfm and with your 16-digit control number by visiting www.proxyvote.com.**

# Proxy Statement Summary

This summary highlights certain information contained elsewhere in this proxy statement for the 2018 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. References to "PayPal," the "Company," "we," "us," or "our" refer to PayPal Holdings, Inc.

## 2018 Annual Meeting Information

| | |
|---|---|
| Time and Date: | 8:00 a.m. Pacific Time on Wednesday, May 23, 2018 |
| Place: | Online at pypl.onlineshareholdermeeting.com. There is no physical location for the Annual Meeting. |
| Record Date: | April 3, 2018 |

## Proposals to be Voted on and Board Voting Recommendations

| | Proposal | Recommendation of the Board | Page |
|---|---|---|---|
| 1. | Election of 11 director nominees identified in this proxy statement | FOR each of the nominees | 7 |
| 2. | Advisory vote to approve named executive officer compensation | FOR | 28 |
| 3. | Approval of the PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan | FOR | 60 |
| 4. | Approval of the PayPal Holdings, Inc. Amended and Restated Employee Stock Purchase Plan | FOR | 68 |
| 5. | Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2018 | FOR | 73 |
| 6. | Stockholder Proposal Regarding Stockholder Proxy Access Enhancement | AGAINST | 76 |
| 7. | Stockholder Proposal Regarding Political Transparency | AGAINST | 78 |
| 8. | Stockholder Proposal Regarding Human and Indigenous Peoples' Rights | AGAINST | 80 |

## 2018 Director Nominees

| Name & Primary Occupation | Independent | Director since | Committee Memberships* | # of Other Public Company Boards |
|---|---|---|---|---|
| Rodney C. Adkins<br>President, 3RAM Group LLC | ✓ | 2017 | ARC | 4 |
| Wences Casares<br>CEO and Founder, Xapo Inc. | ✓ | 2016 | Compensation | — |
| Jonathan Christodoro<br>Former Managing Director, Icahn Capital LP | ✓ | 2015 | Compensation | 2 |
| John J. Donahoe<br>President and CEO, ServiceNow, Inc. | — | 2015 | — | 2 |
| David W. Dorman<br>Chairman and CEO, AT&T Corporation (retired) | ✓ | 2015 | Compensation (Chair)<br>Governance | 1 |
| Belinda J. Johnson<br>Chief Operating Officer, Airbnb, Inc. | ✓ | 2017 | ARC | — |
| Gail J. McGovern<br>President and CEO, American Red Cross | ✓ | 2015 | Compensation<br>Governance (Chair) | 1 |
| David M. Moffett<br>CEO, Federal Home Loan Mortgage Corp. (retired) | ✓ | 2015 | ARC (Chair) | 2 |
| Ann M. Sarnoff<br>President, BBC Worldwide Americas | ✓ | 2017 | ARC | — |
| Daniel H. Schulman<br>President and CEO, PayPal Holdings, Inc. | — | 2015 | — | 2 |
| Frank D. Yeary<br>Chairman, CamberView Partners, LLC | ✓ | 2015 | ARC | 1 |

* ARC = Audit, Risk and Compliance Committee; Compensation = Compensation Committee; Governance = Corporate Governance and Nominating Committee

Ensuring the Board of Directors of PayPal (the "Board" or the "PayPal Board") is composed of directors who possess a wide variety of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of stockholders, is a top priority of the Board and the Corporate Governance and Nominating Committee. The following provides a snapshot of the diversity, skills, and experience of our director nominees:


Diversity
Nearly half of the Board are women or from underrepresented ethnic groups
5
6
Diverse
Other


Skills and Experience
7
Payments, Financial Services and/or FinTech
8
Technology and/or Innovation
11
Business Development and Strategy
11
Senior Leadership
9
Legal, Regulatory and/or Governmental
11
Global Business
9
Other Public Company Board Service
10
Finance and/or Accounting
8
Consumer, Marketing and/or Brand Management
6
Information Security
Director Nominees

## Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, and engender public trust. We believe that strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our relationship with our stockholders.

The following are the key governance provisions that demonstrate PayPal's commitment to transparency and accountability:

| | | |
|---|---|---|
| ✓ Strong Board independence (nine of 11 director nominees are independent) | | ✓ Separate Chairman and CEO roles |
| ✓ Independent Chairman or Lead Independent Director with robust responsibilities | | ✓ All directors stand for annual election |
| ✓ Majority vote standard for uncontested director elections | | ✓ Strong stockholder engagement practices |
| ✓ Stockholder right to call a special meeting | | ✓ Proxy access for qualifying stockholders |
| ✓ Simple majority vote standard for charter/bylaw amendments and mergers/business combinations | | ✓ Robust stock ownership requirements for our executive officers and directors |

## Executive Compensation

### OUR COMPENSATION PROGRAM

We completed our second year as an independent company in 2017 following our separation from eBay Inc. ("eBay") in July 2015 (the "Separation"), continuing our transformative journey while delivering strong results. For 2017, the Compensation Committee of the Board approved an executive compensation program based on our "pay for performance" philosophy that is designed to align our executive officers' compensation with the key drivers of profitable short-term and long-term growth with the goals of properly incentivizing and rewarding our executives for performance that exceeds expectations, providing transparency for both our executives and our stockholders, and positioning us competitively to enable us to attract and retain our executives. As such, the Compensation Committee prioritized the following compensation philosophy and goals in 2017:

- Simplicity, Transparency and Clarity of our program – enable executives to directly link Company and individual performance to their pay, and enable stockholders to directly link returns on their investment to Company performance;
- One Team – maintain unified goals and objectives for the entire executive leadership team to drive operational decisions and Company performance;
- Winning the War for Talent – recognize the unique financial technology ("FinTech") space in which we compete, and prioritize nimble and aggressive compensation strategies to attract and retain key talent; and
- Individual Performance – ensure compensation is commensurate with results, both on the upside and downside, and that leaders are held accountable for their performance.

## OUR 2017 NEO PAY

We believe that our executive compensation program was effective at incentivizing results in 2017 by appropriately aligning pay and performance. The following charts show the 2017 Target Total Direct Compensation mix for our Chief Executive Officer, Mr. Schulman (our "CEO"), and the average Target Total Direct Compensation mix for our other named executive officers ("NEOs"). Target Total Direct Compensation is the sum of (i) 2017 base salary, (ii) target 2017 annual incentive award (based on the grant date fair value for the portion of the award delivered as PBRSUs) and (iii) target annual long-term incentive award (based on grant date fair values).

**Target Total Direct Compensation Mix**


CEO
5% Annual Base Salary
11% Target Annual Incentive Award
25% Cash
75% PBRSUs
42% RSUs
42% PBRSUs
84% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
53% PERFORMANCE-BASED COMPENSATION
Other NEOs
9% Annual Base Salary
9% Target Annual Incentive Award
25% Cash
75% PBRSUs
41% RSUs
41% PBRSUs
83% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
50% PERFORMANCE-BASED COMPENSATION

## OUR PAY PRACTICES

We are committed to maintaining strong governance standards with respect to our executive compensation program, policies, and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

**What We Do**

| | | |
|---|---|---|
| Pay for Performance | ✓ | A substantial percentage of our NEOs' 2017 Target Total Direct Compensation was performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives. |
| Adherence to Rigorous Goals | ✓ | We use objective performance-based company goals in our annual and long-term incentive plans that we believe are rigorous and designed to incentivize and motivate NEO performance. |
| Clawback Policy | ✓ | Our NEOs are subject to a clawback policy, which permits the Compensation Committee to require forfeiture or reimbursement of incentive compensation, including any cash incentive award, equity award, or equity-based award paid or awarded to the NEO during the period in which he or she is subject to the policy, if (i) an action or omission by the NEO constitutes a material violation of our Code of Business Conduct; (ii) an action or omission by the NEO results in material financial or reputational harm to the Company; or (iii) a material restatement of all or a portion of our financial statements is the result of a supervisory or other failure by the NEO. |
| Robust Stock Ownership Guidelines | ✓ | Our stock ownership guidelines are designed to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and discourage excessive risk-taking. Our guidelines require stock ownership levels as a value of our common stock equal to a multiple of base salary (6x for CEO and 3x for executive vice presidents ("EVPs")) or annual retainer (5x for non-employee directors), and include stock retention requirements for executive officers until the required ownership levels are reached. |

## What We Do

| | | |
|---|---|---|
| Prohibition of Hedging and Pledging Transactions | ✓ | Our insider trading policy prohibits members of our Board and NEOs from (i) entering into any hedging or monetization transactions relating to our securities or otherwise trading in any instrument relating to the future price of our securities, or (ii) pledging our common stock as collateral for any loans. |
| Independent Compensation Consultant | ✓ | The Compensation Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters. |
| Annual Risk Assessment | ✓ | Based on our annual risk assessment, we have concluded that our compensation program does not present any risk that is reasonably likely to have a material adverse effect on PayPal. |
| Annual Comparator Peer Group Review | ✓ | The Compensation Committee, with the assistance of its compensation consultant, reviews the composition of our comparator peer groups annually and makes adjustments to the composition of the peer group as it deems appropriate. |
| Annual Say-on-Pay Vote | ✓ | We conduct an annual advisory (non-binding) vote on the compensation of the NEOs (a "say-on-pay" vote). At our 2017 annual meeting of stockholders (the "2017 Annual Meeting"), more than 96% of the votes cast on the say-on-pay proposal were voted in support of the 2016 compensation of the NEOs. |
| Investor Engagement | ✓ | In addition to the annual say-on-pay vote, we are committed to ongoing engagement with our investors on executive compensation and governance matters. These engagement efforts take place through teleconferences, in-person meetings and correspondence with our investors. |

## What We Don't Do

| | | |
|---|---|---|
| No Excise Tax Gross-Ups on Severance Payments | X | We do not provide our NEOs with any gross-ups or other payment or reimbursement of excise taxes on severance or other payments in connection with a change in control of PayPal. |
| No "Single-Trigger" CIC Payments and Acceleration of Equity Awards | X | We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal. |
| No Tax Gross-Ups on Perquisites | X | We do not provide our NEOs with tax gross-ups on perquisites, other than in limited circumstances for business-related relocations and international business travel-related benefits that are under our control, at our direction and deemed to benefit our business operations. |
| No Discounting of Stock Options or Repricing of Underwater Options | X | We expressly prohibit the discounting of stock options and the repricing of underwater stock options without stockholder approval under our equity compensation plan. |
| No Guaranteed Bonuses | X | Our annual incentive plan is performance-based and our NEOs are not guaranteed any minimum levels of payment. |

### SUPPORTING OUR EXECUTIVE COMPENSATION PROGRAM

The Compensation Committee believes that the goals of our executive compensation program are appropriate and that our executive compensation program supports PayPal's growth strategy and is well aligned with creating long-term stockholder value.

# Proposal 1 — Election of Directors

The eleven directors listed below have been nominated by our Board for election at the Annual Meeting to serve until our 2019 Annual Meeting of Stockholders and until their successors are elected and qualified. All of the nominees are currently members of the Board. All of the director nominees are independent under the listing standards of The NASDAQ Stock Market ("NASDAQ"), except for Mr. Schulman and Mr. Donahoe.

Except for Ms. Sarnoff and Mr. Adkins, each of our current directors has been previously elected by our stockholders. Based upon the recommendations of our Corporate Governance and Nominating Committee (the "Governance Committee"), the Board appointed Ms. Sarnoff as a director in June 2017, and Mr. Adkins as a director in September 2017. Both Ms. Sarnoff and Mr. Adkins were initially identified as potential candidates by our CEO from recommendations he received from third parties.

We expect that each director nominee will be able to serve if elected. If any director nominee is not able to serve, proxies may be voted for substitute nominees, unless the Board chooses to reduce the number of directors serving on the Board.

## MAJORITY VOTE STANDARD

Under our Amended and Restated Bylaws ("Bylaws"), directors must be elected by a majority of the votes cast in uncontested elections, such as the election of directors at the Annual Meeting. This means that the number of votes cast "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. Abstentions and broker non-votes are not counted as votes "FOR" or "AGAINST" a director nominee. As a result, abstentions and broker non-votes will have no effect on the vote for this proposal. If a director nominee who currently serves as a director is not re-elected, Delaware law provides that the director would continue to serve on the Board as a "holdover director." Under our Bylaws and the Governance Guidelines of the Board (the "Corporate Governance Guidelines"), each director submits an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not re-elect that director. Within 90 days of the certification of the stockholder vote (subject to an additional 90-day period in certain circumstances), the Governance Committee or another committee of the Board would make a recommendation to the Board about whether to accept the resignation, and the Board would be required to decide whether to accept the resignation and to publicly disclose its decision and the rationale behind it.

In a contested election, the required vote would be a plurality of votes cast.

## DIRECTOR NOMINEES

The Governance Committee and the Board have evaluated each of the director nominees against the factors and principles used to select director nominees. Based on this evaluation, the Governance Committee and the Board have concluded that it is in the best interests of the Company and its stockholders for each of the proposed director nominees listed below to continue to serve as a director of the Company. The Board believes that each of the director nominees has a strong track record of being a responsible steward of stockholders' interests and brings extraordinarily valuable insight, perspective and expertise to the Board.

The Board and Governance Committee evaluate director nominees based on a number of key qualifications and attributes. The following provides a snapshot of the diversity, skills and experience of our director nominees:



**Diversity**

Nearly half of the Board are women or from underrepresented ethnic groups

5
6

■ Diverse  ■ Other



**Independence**

2
9

■ Independent  ■ Other

- Highly relevant professional experience in financial services, payments, FinTech, technology, innovation, business development, strategy, legal, regulatory, government, global business, finance, accounting, consumer, marketing, brand management and/or information security;

- Relevant senior leadership/CEO experience;

- High-level managerial experience in complex organizations;

- Experience and expertise that complement the skill sets of the other director nominees;

- High degree of character and integrity and ability to contribute to strong Board dynamics;

- Highly engaged and able to commit the time and resources needed to provide active oversight of PayPal and its management, including attending at least 75% of all of our Board meetings and Board committee meetings for committees on which such director served during 2017;

- Sound business judgment; and

- Commitment to enhancing stockholder value.

The table below summarizes the key skills and experience most relevant to the decision to nominate each of the director nominees to serve on the Board. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director nominee does not have that skill or experience. The director nominee biographies below describe each person's background and relevant experience in more detail.

| | Adkins | Casares | Christodoro | Donahoe | Dorman | Johnson | McGovern | Moffett | Sarnoff | Schulman | Yeary |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Payments, Financial Services and/or FinTech | | ✓ | ✓ | ✓ | | ✓ | | ✓ | | ✓ | ✓ |
| Technology and/or Innovation | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | |
| Business Development and Strategy | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Senior Leadership | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Legal, Regulatory and/or Governmental | ✓ | | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Global Business | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Other Public Company Board Service | ✓ | | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ |
| Finance and/or Accounting | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Consumer, Marketing and/or Brand Management | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | |
| Information Security | ✓ | ✓ | | ✓ | ✓ | ✓ | | | | ✓ | |

Included in each director nominee's biography below is a description of select key qualifications and experience of such nominee. The Board and the Governance Committee believe that the combination of the various qualifications, skills and experience of the director nominees would contribute to an effective and well-functioning Board and that, individually and collectively, the director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's management.



## Rodney C. Adkins
Age: 59

**Director since:** September 2017

**Board Committees:**
Audit, Risk and Compliance

**Other Current Public Company Boards:**
Avnet, Inc.
PPL Corporation
United Parcel Service, Inc.
W.W. Grainger, Inc.

**Key Qualifications and Experience:**
- Technology and Innovation
- Business Development and Strategy
- Senior Leadership
- Regulatory and Governmental
- Global Business
- Other Public Company Board Service
- Finance
- Consumer, Marketing and Brand Management
- Information Security

**Biography:**
Mr. Adkins has served as a director of PayPal since September 2017. Since January 2015, Mr. Adkins has served as the President of 3RAM Group LLC, a privately held company specializing in capital investments, business consulting services and property management. Formerly, Mr. Adkins was Senior Vice President of International Business Machines Corporation (IBM), a leading manufacturer of information technologies, having served in that position from 2007 until 2014. In his more than 30-year career with IBM, Mr. Adkins held a number of development and management roles, including Senior Vice President of Corporate Strategy from April 2013 to April 2014, Senior Vice President of Systems and Technology Group from October 2009 to April 2013, Senior Vice President of Development & Manufacturing from May 2007 to October 2009, and Vice President of Development of IBM Systems and Technology Group from December 2003 to May 2007. Mr. Adkins serves on the Board of Directors of Avnet, Inc., PPL Corporation, United Parcel Service, Inc., and W.W. Grainger, Inc.

Mr. Adkins received his B.A. in Physics from Rollins College and B.S. and M.S. degrees in Electrical Engineering from Georgia Tech.



## Wences Casares
Age: 44

**Director since:** January 2016

**Board Committees:**
Compensation

**Other Current Public Company Boards:**
None

**Key Qualifications and Experience:**
- Financial Services and Payments
- Technology and Innovation
- Business Development and Strategy
- CEO Experience
- Global Business
- Consumer, Marketing and Brand Management
- Information Security

**Biography:**
Mr. Casares has served as a director of PayPal since January 2016. He is the Founder of Xapo Inc., a bitcoin wallet and vault startup, and has served as its Chief Executive Officer since March 2014. From October 2011 to March 2014, Mr. Casares was Founder and Chief Executive Officer of Lemon Inc., a digital wallet platform. From March 2007 to October 2011, Mr. Casares was Co-Chief Executive Officer of Bling Nation Ltd., a mobile payments platform. He also serves on the Board of Directors of Endeavor Global.



# Jonathan Christodoro
Age: 42

Director since: July 2015

Board Committees:
Compensation

Other Current Public Company Boards:
Enzon Pharmaceuticals, Inc.
Herbalife Ltd

Key Qualifications and Experience:
- Financial Services
- Business Development and Strategy
- Senior Leadership
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance

Biography:
Mr. Christodoro has served as a director of PayPal since July 2015. He was previously a board member of eBay from March 2015 to July 2015. Mr. Christodoro served as a Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, from July 2012 to February 2017. Prior to joining Icahn Capital, Mr. Christodoro served in various investment and research roles at P2 Capital Partners, LLC, a company with investments in technology and distribution, from March 2007 to July 2012. Mr. Christodoro began his career as an investment banking analyst at Morgan Stanley, where he focused on merger and acquisition transactions across a variety of industries. Mr. Christodoro also serves on the Board of Directors of Enzon Pharmaceuticals, Inc., and Herbalife Ltd. Mr. Christodoro was previously a director of: Hologic, Inc., a supplier of diagnostic, medical imaging and surgical products, from December 2013 to March 2016; eBay, a global commerce and payments company, from March 2015 to July 2015; Talisman Energy Inc., an independent oil and gas exploration and production company, from December 2013 to May 2015; American Railcar Industries, Inc., a railcar manufacturing company, from June 2015 to February 2017; Xerox Corporation from June 2016 to December 2017; and Cheniere Energy, Inc. from August 2015 to August 2017.

Mr. Christodoro received an M.B.A from the University of Pennsylvania's Wharton School of Business. Mr. Christodoro received a B.S. in Applied Economics and Management Magna Cum Laude from Cornell University. Mr. Christodoro also served in the United States Marine Corps.



# John J. Donahoe
Age: 57

Director since: July 2015

Board Committees:
None

Other Current Public Company Boards:
Nike, Inc.
ServiceNow, Inc.

Key Qualifications and Experience:
- Payments and FinTech
- Technology
- Business Development and Strategy
- CEO Experience
- Global Business
- Other Public Company Board Service
- Finance
- Consumer and Marketing
- Information Security

Biography:
Mr. Donahoe has served as Chairman of the PayPal Board since July 2015. Since April 2017, Mr. Donahoe has served as the President and Chief Executive Officer of ServiceNow, Inc., an enterprise cloud company. He served as the President and Chief Executive Officer of eBay from March 2008 to July 2015, and was a director of eBay, from January 2008 to July 2015. From March 2005 to January 2008, Mr. Donahoe served as President, eBay Marketplaces. From January 2000 to February 2005, Mr. Donahoe served as the Worldwide Managing Director of Bain & Company. Mr. Donahoe also serves on the Board of Directors of Nike, Inc. and ServiceNow, Inc.

Mr. Donahoe received his B.A. in Economics from Dartmouth College and an M.B.A. from the Stanford Graduate School of Business.



# David W. Dorman
Age: 64

Director since: June 2015

Board Committees:
Compensation (Chair)
Governance

Other Current Public Company Boards:
CVS Health Corporation

Key Qualifications and Experience:
- Technology
- Business Development and Strategy
- CEO Experience
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting
- Consumer and Marketing
- Information Security

**Biography:**
Mr. Dorman has served as a director of PayPal since June 2015. He previously served as a board member of eBay from June 2014 to July 2015. Mr. Dorman has been the Non-Executive Chairman of the Board of CVS Health Corporation, a pharmacy healthcare provider, since May 2011, and is the former Chairman and Chief Executive Officer of AT&T Corporation, a telecommunications company (formerly known as SBC Communications Inc.). He is also Founding Partner of Centerview Capital, a private investment firm, since July 2013. He was formerly Non-Executive Chairman of the Board of Motorola Solutions, Inc. (formerly Motorola, Inc.), a leading provider of business and mission-critical communication products and services for enterprise and government customers. He served as Non-Executive Chairman of the Board of Motorola, Inc. from May 2008 until the separation of its mobile devices and home businesses in January 2011. From October 2006 to May 2008, he was a Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm. From November 2005 until January 2006, Mr. Dorman served as President and a director of AT&T Corporation. From November 2002 until November 2005, Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corporation. Prior to this, he was President of AT&T Corporation from 2000 to 2002 and the Chief Executive Officer of Concert Communications Services, a former global venture created by AT&T Corporation and British Telecommunications plc, from 1999 to 2000. Mr. Dorman also serves on the Board of Directors of CVS Health Corporation and as a Trustee for Georgia Tech Foundation, Inc. He was a board member of Yum! Brands until May 2017.

Mr. Dorman received his B.S. in industrial management from Georgia Institute of Technology.



# Belinda J. Johnson
Age: 51

Director since: January 2017

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
None

Key Qualifications and Experience:
- Payments
- Technology
- Business Development and Strategy
- Senior Leadership
- Legal and Regulatory
- Global Business
- Finance
- Consumer, Marketing and Brand Management
- Information Security

**Biography:**
Ms. Johnson has served as a director of PayPal since January 2017. In February 2018, she was appointed as the Chief Operating Officer of Airbnb, Inc., a global community marketplace which provides access to unique accommodations. Prior to this, she was the Chief Business Affairs and Legal Officer of Airbnb, from July 2015 to February 2018 and joined Airbnb as General Counsel in December 2011. Prior to joining Airbnb, from August 1999 until August 2011, Ms. Johnson served in various positions at Yahoo! Inc., a digital information platform, including most recently as Senior Vice President and Deputy General Counsel. From November 1996 to August 1999, Ms. Johnson was General Counsel of Broadcast.com, Inc., an Internet broadcasting company.

Ms. Johnson received her B.A. from The University of Texas at Austin and her J.D. from The University of Texas Law School.



## Gail J. McGovern
Age: 66

Director since: June 2015

Board Committees:
Compensation
Governance (Chair)

Other Current Public Company Boards:
DTE Energy Company

Key Qualifications and Experience:
- Technology
- Business Development and Strategy
- CEO Experience
- Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance
- Consumer and Marketing

**Biography:**
Ms. McGovern has served as a director of PayPal since June 2015. She previously served as a board member of eBay from March 2015 to July 2015. Ms. McGovern is the President and Chief Executive Officer of the American Red Cross, a humanitarian organization, and has served in that position since June 2008. Ms. McGovern also serves as a trustee of John Hopkins Medicine, a director of DTE Energy Company, and an advisor to The Weather Channel.

Ms. McGovern received her B.A. in quantitative sciences from Johns Hopkins University and her M.B.A. from Columbia University.



## David M. Moffett
Age: 66

Director since: June 2015

Board Committees:
Audit, Risk and Compliance (Chair)

Other Current Public Company Boards:
CSX Corporation
Genworth Financial, Inc.

Key Qualifications and Experience:
- Payments
- Business Development and Strategy
- CEO Experience
- Governmental, Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting

**Biography:**
Mr. Moffett has served as a director of PayPal since June 2015 and as Lead Independent Director since July 2015. He was previously a board member of eBay from July 2007 to July 2015. Mr. Moffett served as Chief Executive Officer of Federal Home Loan Mortgage Corp. ("Freddie Mac") from September 2008 until his retirement in March 2009. He also served as a director of Freddie Mac from December 2008 to March 2009. In 1993, Mr. Moffett joined Star Banc Corporation, a bank holding company, as Chief Financial Officer and during his tenure played an integral role in the acquisition of Firstar Corporation in 1998 and later U.S. Bancorp in 2001. Mr. Moffett remained Chief Financial Officer of U.S. Bancorp until 2007. Mr. Moffett also serves on the Board of Directors of CSX Corporation, Genworth Financial, Inc. and as a Trustee for Columbia Atlantic Mutual Funds and University of Oklahoma Foundation and as a consultant to various financial services companies.

Mr. Moffett received a B.A. from the University of Oklahoma and an M.B.A. from Southern Methodist University.



## Ann M. Sarnoff
Age: 56

Director since: June 2017

Board Committees:
Audit, Risk and Compliance

Other Current Public Company Boards:
None

Key Qualifications and Experience:
• Technology
• Business Development and Strategy
• Senior Leadership
• Regulatory
• Global Business
• Other Public Company Board Service
• Finance
• Consumer and Marketing

**Biography:**
Ms. Sarnoff has served as a director of PayPal since June 2017. Since August 2015, Ms. Sarnoff has served as the President of BBC Worldwide Americas, a media company that delivers high-quality, innovative and intelligent programming. From 2010 through July 2015, she served as Chief Operating Officer of BBC Worldwide North America. She is also the chair of the board of BritBox, a joint venture subscription streaming service launched in partnership with ITV in March of 2017, and sits on the board, operating committee and editorial committee of BBC America, a joint venture with AMC Networks. From June 2006 until joining BBC Worldwide in 2010, Ms. Sarnoff was President of Dow Jones Ventures and Senior Vice President of Strategy for Dow Jones & Company, Inc. She is also a member of the board of Georgetown University, as the vice chair of the McDonough School of Business at Georgetown, and is on the board of the Harvard Business School Women's Association of New York. Ms. Sarnoff previously served on the Board of HSN, Inc., an interactive multichannel retailer from December 2012 to December 2017.

Ms. Sarnoff received her B.S. from Georgetown University's McDonough School of Business and her MBA from Harvard Business School.



## Daniel H. Schulman
Age: 60

Director since: July 2015

Board Committees:
None

Other Current Public Company Boards:
Flex Ltd.
Symantec Corporation

Key Qualifications and Experience:
• Payments, Financial Services and FinTech
• Technology
• Business Development and Strategy
• CEO Experience
• Legal, Regulatory and Governmental
• Global Business
• Other Public Company Board Service
• Finance and Accounting
• Consumer, Marketing and Brand Management
• Information Security

**Biography:**
Mr. Schulman has served as President and Chief Executive Officer of PayPal since July 2015. He had served as the President and CEO-Designee of PayPal from September 2014 until July 2015. From August 2010 to August 2014, Mr. Schulman served as Group President, Enterprise Group of American Express Company, a financial services company. Mr. Schulman was President, Prepaid Group of Sprint Nextel Corporation, a cellular phone service provider, from November 2009 until August 2010, when Sprint Nextel acquired Virgin Mobile, USA, a cellular phone service provider. Mr. Schulman also serves on the Board of Directors of Flex Ltd. and Symantec Corporation.

Mr. Schulman received a B.A. from Middlebury College and an M.B.A. from New York University's Leonard N. Stern School of Business.



# Frank D. Yeary
Age: 54

**Director since:** July 2015

**Board Committees:**
Audit, Risk and Compliance

**Other Current Public Company Boards:**
Intel Corporation

**Key Qualifications and Experience:**
- Financial Services
- Business Development and Strategy
- Senior Leadership
- Governmental, Regulatory and Compliance
- Global Business
- Other Public Company Board Service
- Finance and Accounting

**Biography:**
Mr. Yeary has served as a director of PayPal since July 2015. He previously served as a board member of eBay from January 2015 to July 2015. Mr. Yeary has been Chairman of CamberView Partners, LLC, a corporate advisory firm, since 2012. Mr. Yeary was Vice Chancellor of the University of California, Berkeley, a public university, from 2008 to 2012, where he led and implemented changes to the university's financial and operating strategy. Prior to 2008, Mr. Yeary spent 25 years in the finance industry, most recently as Managing Director, Global Head of Mergers and Acquisitions and a member of the Management Committee at Citigroup Investment Banking, a financial services company. Mr. Yeary also serves on the Board of Directors of Intel Corporation.

Mr. Yeary received his B.A. in History and Economics from the University of California, Berkeley.

---

**The Board Recommends a Vote FOR each of the Named Director Nominees.**

## CONSIDERATION OF DIRECTOR NOMINEES

### Stockholder Recommendations and Nominations

The Governance Committee is responsible for recommending to the Board a slate of nominees for election at each annual meeting of stockholders for PayPal. Nominees may be suggested by directors, members of management, stockholders, or by a third-party firm. In evaluating potential director nominees, the Governance Committee considers a wide range of factors, including the criteria described below under "Director Selection Process and Qualifications."

Stockholders who would like the Governance Committee to consider their recommendations for director nominees should submit their recommendations in writing by mail to the Governance Committee in care of our Corporate Secretary at PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131, stating the candidate's name and qualifications for Board membership. Recommendations by stockholders that are made in accordance with these procedures will receive the same consideration by the Governance Committee as other suggested nominees.

In addition, our Restated Certificate of Incorporation ("Certificate of Incorporation") and Bylaws provide proxy access rights that permit eligible stockholders to nominate candidates for election to the Board in the Company's proxy statement. These proxy access rights permit a stockholder, or group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the stockholder(s) and nominee(s) satisfy the requirements and procedures described in our Certificate of Incorporation and Bylaws.

### Director Selection Process and Qualifications

The Governance Committee is responsible for recommending to the Board the qualifications for Board membership and for identifying, assessing and recommending qualified director candidates for the Board's consideration. The Board's membership qualifications and nomination procedures are set forth in the Corporate Governance Guidelines.

The Board and Governance Committee consider the following factors and principles in evaluating and selecting director nominees:

- Directors should have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems;
- Directors should represent the balanced, best interests of the stockholders as a whole rather than special interest groups or constituencies;
- Directors should be individuals of the highest character and integrity, with the ability to work well with others and with sufficient time available to devote to the affairs of the Company in order to carry out their responsibilities;
- In addressing the overall composition of the Board, diversity (including gender, race and ethnicity), age, international background, and expertise should be considered in evaluating potential Board members;
- The interplay of a candidate's background and expertise with that of other Board members, and the extent to which a candidate may be a desirable addition to any Board committee should be considered;
- The Board should include individuals with highly relevant professional experience; and
- The Board should be composed of directors who are highly engaged with our business.

In particular, the Governance Committee values diversity as a factor in selecting nominees. When searching for new directors, the Governance Committee actively seeks out qualified women and individuals from underrepresented ethnic groups to include in the pool from which Board nominees are chosen.

From time to time, the Governance Committee may retain an executive search firm to assist in identifying, screening and evaluating potential candidates.

## Director Compensation

The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to non-employee directors for their Board and committee services. On an annual basis, the Compensation Committee reviews the non-employee director compensation program, receiving input from the Compensation Committee's independent consultant regarding market practices and the competiveness of the non-employee director compensation program in relation to the general market and the Company's peer group.

**2017 DIRECTOR COMPENSATION**

For 2017, each non-employee director of the Company received the following annual retainers on the first trading day after January 1, 2017, other than Mr. Omidyar, who did not receive any compensation for his services as a Board member and did not stand for re-election at PayPal's 2017 Annual Meeting:

2017 Annual Retainers:

| | |
|---|---|
| All Non-Employee Directors | $ 80,000/year |
| Non-Executive Board Chair | $100,000/year |
| Lead Independent Director | $ 75,000/year |
| ARC Committee Chair | $ 25,000/year |
| Compensation Committee Chair and Governance Committee Chair | $ 20,000/year |
| ARC Committee Member | $ 20,000/year |
| Compensation Committee Member | $ 18,000/year |
| Governance Committee Member | $ 10,000/year |

A non-employee director who serves as a Board Chair or as the chair of a committee will be entitled to the Board Chair annual retainer and/or committee chair annual retainer in addition to the non-employee director annual retainer, but will not be entitled to the committee member annual retainer for serving as a member of that specific committee.

A non-employee director may elect to receive 100% of his/her annual retainer(s) in fully vested stock awards of PayPal common stock having a value equal to the annual retainer(s) in lieu of cash.

If a non-employee director is elected or appointed to serve as a member of the Board, or appointed to serve as a member of a committee or as a chair of a committee in which he/she was not a member prior to such appointment, following the annual retainer payment date for such calendar year (i.e., the first trading day after January 1 of such year), such non-employee director will receive a prorated annual retainer, based on the number of days from the appointment/election date to December 31 of such year.

2017 Equity Awards:
In addition to the annual retainers, all non-employee directors of PayPal received the following fully vested stock awards of PayPal common stock following PayPal's annual meeting of stockholders:

| | |
|---|---|
| All Non-Employee Directors | $250,000 in PayPal common stock |
| Board Chair[1] | $100,000 in PayPal common stock |

[1] The Board Chair receives $100,000 in PayPal common stock in addition to the $250,000 in PayPal common stock that he/she receives for services as a non-employee director.

The number of shares of PayPal common stock subject to the stock award is determined by dividing the amount of the annual equity award by the per share fair market value (i.e., the closing price of our common stock) on the date of the annual stockholders meeting, rounded up to the nearest whole share.

Effective June 2017, if a non-employee director is appointed or elected at any time other than at an annual stockholders meeting, such director will be eligible to receive a prorated annual equity award, as of the date of his or her appointment or election, for the period prior to the first annual stockholders meeting following his or her appointment or election, determined by (i) multiplying the amount of the annual equity award (i.e., $250,000 and, with respect to the additional equity award to the Board Chair, $100,000) by a fraction, the numerator of which is the number of days from the date of appointment or election to the first anniversary of the most recent annual stockholders meeting, and the denominator of which is 365, and (ii) dividing such amount by the per share fair market value on the date of appointment or election, rounded up to the nearest whole share.

## 2018 DIRECTOR COMPENSATION

Effective January 1, 2018, each non-employee director of the Company will receive the following annual retainer on the first trading day after January 1 of each year in which the director serves as a non-employee director of the Company:

2018 Annual Retainers:

| | |
|---|---|
| All Non-Employee Directors | $ 80,000/year |
| Non-Executive Board Chair | $100,000/year |
| Lead Independent Director | $ 75,000/year |
| ARC Committee Chair | $ 40,000/year |
| Compensation Committee Chair and Governance Committee Chair | $ 20,000/year |
| ARC Committee Member | $ 20,000/year |
| Compensation Committee Member | $ 18,000/year |
| Governance Committee Member | $ 10,000/year |

2018 Equity Awards:
In addition to the annual retainers, all non-employee directors of PayPal will receive the following fully vested stock awards of PayPal common stock following PayPal's annual meeting of stockholders:

| | |
|---|---|
| All Non-Employee Directors | $275,000 in PayPal common stock |
| Board Chair[1] | $100,000 in PayPal common stock |

[1] The Board Chair receives $100,000 in PayPal common stock in addition to the $275,000 in PayPal common stock that he/she receives for services as a non-employee director.

## 2017 DIRECTOR COMPENSATION TABLE

The following table summarizes the total compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2017.

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2] ($) | Option Awards[2] ($) | Total ($) |
|---|---|---|---|---|
| Rodney C. Adkins | 26,575 | 165,092 | — | 191,667 |
| Wences Casares | 98,000 | 250,043 | — | 348,043 |
| Jonathan Christodoro | 98,000 | 250,043 | — | 348,043 |
| John J. Donahoe | 180,000 | 350,050 | — | 530,050 |
| David W. Dorman | 110,000 | 250,043 | — | 360,043 |
| Belinda J. Johnson | 96,986 | 250,043 | | 347,029 |
| Gail J. McGovern | 120,000 | 250,043 | — | 370,043 |
| David M. Moffett | 180,000 | 250,043 | — | 430,043 |
| Pierre M. Omidyar | — | — | — | — |
| Ann M. Sarnoff | 51,506 | 227,424 | | 278,930 |
| Frank D. Yeary | 100,000 | 250,043 | — | 350,043 |

[1] The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in 2017, which includes fees with respect to which the following directors elected to receive fully vested shares of PayPal stock in lieu of cash:

| Name | Fees Forgone ($) | Shares Received (#) |
|---|---|---|
| Rodney C. Adkins | 26,575 | 423 |
| Wences Casares | 98,000 | 2,435 |
| John J. Donahoe | 180,000 | 4,473 |
| David W. Dorman | 110,000 | 2,733 |
| Belinda J. Johnson | 96,986 | 2,334 |
| Ann M. Sarnoff | 51,506 | 977 |

[2] Amounts shown represent the grant date fair value of the stock awards granted on May 25, 2016 to our directors as computed in accordance with FASB ASC Topic 718. As of December 31, 2017, our non-employee directors held the following deferred stock units ("DSUs") and stock options.

| Name | Total DSUs Held as of 12/31/17 (#) | Total Options Held as of 12/31/17 (#) |
|---|---|---|
| Rodney C. Adkins | — | — |
| Wences Casares | — | — |
| Jonathan Christodoro | 5,353 | — |
| John J. Donahoe | 2,464 | 198,513 |
| David W. Dorman | 9,488 | — |
| Belinda J. Johnson | — | — |
| Gail J. McGovern | 3,711 | — |
| David M. Moffett | 49,001 | — |
| Pierre M. Omidyar | — | — |
| Ann M. Sarnoff | — | — |
| Frank D. Yeary | 5,460 | — |

# Corporate Governance

Corporate governance at PayPal is designed to promote the long-term interests of our stockholders, strengthen Board and management accountability, foster responsible decision-making, and engender public trust. We believe that strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board and management accountability are essential to our relationship with our stockholders. We strive to have regular, constructive conversations with our stockholders to better understand their priorities and perspectives, and to provide us with useful input concerning our corporate governance and compensation practices.

To help our stockholders understand our commitment to this relationship and our governance practices, the Board has adopted the Corporate Governance Guidelines of the Board of Directors ("Governance Guidelines") to serve as a framework within which the Board conducts its business. Our Governance Guidelines, charters of our principal Board committees, our Code of Business Conduct and Ethics ("Code of Business Conduct"), and other key corporate governance documents and materials are available on our investor relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

The following sections provide an overview of PayPal's corporate governance practices.

## The Board's Role and Responsibilities

The Board is responsible for providing advice and oversight of the strategic and operational direction of the Company and overseeing its executive management to support the long-term interests of the Company and its stockholders.

### RISK OVERSIGHT

Management is responsible for assessing and managing risk, subject to oversight by the Board. The Board executes its oversight responsibility for risk assessment and risk management directly and through its committees.

In January 2017, the Audit Committee of the Board was renamed the Audit, Risk and Compliance Committee (the "ARC Committee") to more accurately reflect the scope of the committee's role with respect to oversight of risk and compliance matters. The Board has delegated to the ARC Committee primary responsibility for the oversight of the risk framework and risk appetite framework at PayPal. In accordance with its charter, the ARC Committee oversees and assesses the Company's overall risk management framework, including policies and practices established by management to identify, assess, measure and manage key current and emerging risks facing the Company. The ARC Committee reviews with our Chief Business Affairs and Legal Officer and Chief Risk, Compliance and Security Officer, as applicable, significant legal, regulatory or compliance matters that could have a material impact on our financial statements, business, or compliance policies, including material notices to or inquiries received from governmental agencies.

To oversee and manage risk, we have established an Enterprise Risk and Compliance Management Program ("ERCMP"). The ERCMP sets forth the Company's programmatic approach to identifying, measuring, managing, monitoring, and reporting key risks facing our Company, including financial crime compliance risk, regulatory compliance risk, technology risk, operational risk, credit risk, capital structure risk, and strategic risk. The ERCMP is designed to enable the ARC Committee to have effective oversight over the Company's risk framework, including the Company's risk management practices and capabilities. The ARC Committee periodically reviews the Company's Enterprise Risk and Compliance Management Policy and other key risk management policies. The ARC Committee also regularly reviews and discusses with management the overall effectiveness of, and ongoing enhancements to, the ERCMP. In addition, the ARC Committee discusses key risk areas with management throughout the year. The ARC Committee reports to the entire Board on a regular basis.

The other principal Board committees are responsible for oversight of risks associated with their respective areas of responsibility. For example, the Compensation Committee reviews the risks associated with our compensation policies and practices. Management has assessed the Company's compensation policies and practices and concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company, and the Compensation Committee agreed with this conclusion. The Governance Committee reviews the risks associated with our overall corporate governance.

### BOARD AND COMMITTEE EVALUATIONS

The Board and its principal committees perform an annual self-assessment to assess their performance and effectiveness and to identify opportunities to improve Board and committee performance. As part of this annual self-assessment, directors are able to provide feedback on the performance of other directors. The Chairman and Lead Independent Director then follows up on this feedback and takes such further action with directors receiving comments and other directors as needed.

### DIRECTOR ORIENTATION AND CONTINUING EDUCATION

Our director orientation program familiarizes new directors with the Company's businesses, strategies, and policies, and assists them in developing the skills and knowledge required for their service on the Board and any committees on which they serve. All other directors are also invited to attend the orientation programs. From time to time, management provides, or invites outside experts to attend Board meetings to provide, educational briefings to the Board on business, corporate governance, regulatory and other matters. In addition, Board members may attend, at the Company's expense, accredited director education programs.

## SUCCESSION PLANNING

The Board recognizes the importance of effective executive leadership to PayPal's success and annually reviews executive succession planning. As part of this process, the Board reviews and discusses the capabilities of our senior leadership, as well as succession planning and potential successors for the CEO and our other executive officers. The process includes consideration of organizational and operational needs, competitive challenges, leadership/management potential and development, and emergency situations.

## CODE OF BUSINESS CONDUCT

We expect our directors, officers, and employees to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend upon the good judgment, ethical standards, and personal integrity of each director, officer, and employee. PayPal's Code of Business Conduct requires that its directors, executive officers, and other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. We regularly review the Code of Business Conduct and related policies to ensure that they provide clear guidance to our directors, executive officers, and employees. The Code of Business Conduct is available at https://investor.paypal-corp.com/corporate-governance.cfm. Concerns about accounting or auditing matters or possible violations of our Code of Business Conduct should be reported under the procedures outlined in the Code of Business Conduct.

## OUTSIDE ADVISORS

The Board may retain outside legal, accounting, or other advisors as it deems necessary or appropriate at the Company's expense and without obtaining management's consent. Each principal committee of the Board may also retain outside legal, accounting or other advisors as it deems necessary or appropriate at the Company's expense and without obtaining the Board's or management's consent.

## Director Independence

Under the listing standards of NASDAQ and our Corporate Governance Guidelines, the Board must consist of a majority of independent directors. Annually, each director completes a questionnaire designed to provide information to assist the Board in determining whether the director is independent under the listing standards of NASDAQ and our Corporate Governance Guidelines, and whether members of the ARC Committee and Compensation Committee satisfy additional Securities and Exchange Commission ("SEC") and NASDAQ independence requirements. The Board has adopted guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of making determinations regarding a director's independence, and the Board does not consider any of those transactions, relationships, and arrangements in determining director independence.

Based on its review, the Board has determined that each of the following directors is independent under the listing standards of NASDAQ and our Corporate Governance Guidelines, and is free of any relationship that would interfere with his or her individual exercise of independent judgment:

| | |
|---|---|
| Rodney C. Adkins | Gail J. McGovern |
| Wences Casares | David M. Moffett |
| Jonathan Christodoro | Pierre M. Omidyar[1] |
| David W. Dorman | Ann M. Sarnoff |
| Belinda J. Johnson | Frank D. Yeary |

[1] Mr. Omidyar did not stand for re-election at PayPal's 2017 Annual Meeting.

The Board limits membership on its ARC Committee, Compensation Committee, and Governance Committee to independent directors. Our Corporate Governance Guidelines prohibit directors from serving on the board of directors, or as an officer, of another company that may cause a significant conflict of interest. Our Corporate Governance Guidelines also provide that any director who has previously been determined to be independent must inform the Lead Independent Director and our Corporate Secretary of any significant change in personal circumstances, including a change in principal occupation, change in professional roles and responsibilities or status as a member of the board of another public company, including retirement, as well as any change in circumstance that may cause his or her status as an independent director to change.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee is or has been an employee of PayPal. None of our executive officers served on the board of directors or compensation committee of another entity which has an executive officer serving on the Board or the Compensation Committee.

## Board Leadership and Lead Independent Director

In accordance with our Bylaws, our Board elects our Chairman of the Board and our CEO. Our Corporate Governance Guidelines provide that the Chairman and CEO roles should be held by separate individuals as an aid in the Board's oversight of management and to allow the CEO to focus primarily on management responsibilities. Mr. Donahoe currently serves as our Chairman.

In March 2017, Mr. Moffett was appointed by the Board to serve an additional two-year term as Lead Independent Director, effective upon the conclusion of our 2017 Annual Meeting, subject to his continuing reelection and status as an independent director. The Lead Independent Director's responsibilities are detailed in our Corporate Governance Guidelines, and include:

- Providing the Chairman with input as to an appropriate schedule of Board meetings;
- Providing the Chairman with input as to the preparation of agendas for Board meetings;
- Providing the Chairman with input as to the quality, quantity, and timeliness of the flow of information from the Company's management that is necessary for the independent directors to effectively and responsibly perform their duties;
- Making recommendations to the Chairman regarding the retention of consultants who report directly to the Board (other than consultants who are selected by the various committees of the Board);
- Presiding over executive sessions of the Board;
- Acting as a liaison between the Independent Directors and the Chairman and CEO on sensitive issues;
- Together with the Chairman, leading the Board in its review of the results of the annual self-assessment process, including acting on director feedback as needed; and
- Together with the Chairman, conducting interviews to confirm the continued qualification and willingness to serve of each director whose term is expiring at an annual meeting prior to the time at which directors are nominated for re-election.

## Board Committees

The Board has three principal standing committees: the ARC Committee, the Compensation Committee, and the Governance Committee. Each committee has a written charter, available on the corporate governance section of our investor relations website at https://investor.paypal-corp.com/corporate-governance.cfm, which describes in more detail its specific responsibilities and functions. The table below provides the current membership for each principal Board committee.

| | ARC Committee | Compensation Committee | Governance Committee |
|---|---|---|---|
| Rodney C. Adkins | Member | — | — |
| Wences Casares | — | Member | — |
| Jonathan Christodoro | — | Member | — |
| John J. Donahoe | — | — | — |
| David W. Dorman | — | Chair | Member |
| Belinda J. Johnson | Member | — | — |
| Gail J. McGovern | — | Member | Chair |
| David M. Moffett | Chair | — | — |
| Ann M. Sarnoff | Member | — | — |
| Daniel H. Schulman | — | — | — |
| Frank D. Yeary | Member | — | — |

Below is a description of each principal committee of the Board.

## ARC Committee

**Members:**
Rodney C. Adkins (since Sept. 2017)
Belinda J. Johnson (since Jan. 2017)
David M. Moffett (Chair)
Ann M. Sarnoff (since June 2017)
Frank D. Yeary

**Committee Meetings in 2017: 11**

**Charter:**
The ARC Committee Charter, as adopted by the Board, is available on our webite at https://investor.paypal-corp.com/corporate-governance.cfm

**Primary Responsibilities**
Provide assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of PayPal's financial statements;
- The independent auditors, including their qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing the Audit Committee Report for inclusion in our proxy statement;
- PayPal's overall risk framework and risk appetite framework; and
- PayPal's compliance with legal and regulatory obligations.

**Independence**
The Board has determined that each member of the ARC Committee meets the independence requirements of NASDAQ and the SEC and otherwise satisfies the requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Board has also determined that each member of the ARC Committee is financially literate and that Mr. Moffett is an "audit committee financial expert" as defined by SEC rules.

## Compensation Committee

**Members:**
Wences Casares
Jonathan Christodoro
David W. Dorman (Chair)
Gail J. McGovern (since Sept. 2017)

**Committee Meetings in 2017: 5**

**Charter:**
The Compensation Committee Charter, as adopted by the Board, is available on our website at https://investor.paypal-corp.com/corporate-governance.cfm

**Primary Responsibilities**
- Review and approve the overall strategy for employee compensation and all compensation programs applicable to directors and executive officers;
- Annually review and approve corporate goals and objectives relevant to the compensation of the CEO and evaluate the CEO's performance;
- Review, determine and approve the compensation for the CEO and our other executive officers;
- Oversee and monitor compliance with the Company's stock ownership guidelines applicable to directors and executive officers;
- Review and discuss the Compensation Discussion and Analysis contained in our proxy statement and prepare the Compensation Committee Report for inclusion in our proxy statement; and
- Review and consider the results of any advisory stockholder votes on executive compensation.

The charter of the Compensation Committee permits the Compensation Committee, in its discretion, to delegate all or a portion of its duties and responsibilities to a subcommittee or any member of the Compensation Committee or, subject to applicable law, listing standards and the terms of the charter, any officer(s) of the Company.

**Independence**
The Board has determined that each member of the Compensation Committee meets the independence requirements of NASDAQ and the SEC.

Additionally, the Compensation Committee assesses on an annual basis the independence of its compensation consultants, outside legal counsel, and other compensation advisers. Additional disclosure regarding the role of the Compensation Committee in compensation matters, including the role of consultants in compensation decisions, can be found below under the section "Compensation Discussion and Analysis — Other Compensation Practices and Policies — Roles and Responsibilities — Compensation Consultant."

## Governance Committee

**Members:**
David W. Dorman
Gail J. McGovern (Chair)

**Committee Meetings in 2017: 3**

**Charter:**
The Governance Committee Charter, as adopted by the Board, is available on our website at https://investor.paypal-corp.com/corporate-governance.cfm

**Primary Responsibilities**
- Make recommendations to the Board as to the appropriate size of the Board or any Board committee;
- Identify individuals believed to be qualified to become Board members;
- Make recommendations to the Board on potential Board and Board committee members, whether as a result of vacancies (including any vacancy created by an increase in the size of the Board) or as part of the annual election cycle, taking into consideration the criteria set forth in the "Composition of the Board" section of the Governance Guidelines;
- Review our Governance Guidelines at least annually;
- Establish procedures to exercise oversight of the evaluation of the Board and senior management;
- Lead an annual evaluation of the Board and senior management; and
- Consider any other corporate governance issues that may arise from time to time, and develop appropriate recommendations for the Board.

**Independence**
The Board has determined that each member of the Governance Committee meets the independence requirements of NASDAQ.

## Board and Committee Meetings and Attendance

Our Board holds eight regularly scheduled meetings in additional to special meetings scheduled as appropriate. At each regularly scheduled quarterly, in-person Board meeting, a member of each principal Board committee reports on any significant matters addressed by the committee since the last quarterly, in-person Board meeting. In addition, the outside directors have the opportunity to meet without our management or the other directors as part of each regularly scheduled Board meeting. The Lead Independent Director leads these discussions. The Board expects that its members rigorously prepare for, attend and participate in all Board and applicable Board committee meetings.

Our Board met eight times during 2017. Each director nominee who served in 2017 attended at least 75% of all of our Board meetings and committee meetings for committees on which he or she served for the period during which he or she served in 2017.

All directors are encouraged to attend the Annual Meeting. Last year, six of the ten directors serving on our Board at the time of our 2017 Annual Meeting attended that meeting.

## Related Person Transactions

### RELATED-PERSON TRANSACTION POLICY

Our Board has adopted a written related-person transaction policy governing the review and approval of related person transactions that is administered by the ARC Committee. The policy applies to any transaction or series of transactions in which the Company or a consolidated subsidiary is a participant, the amount involved exceeds $120,000, and a related person under the policy has a direct or indirect material interest. The policy defines a "related person" to include directors, director nominees, executive officers, beneficial owners of more than 5% of PayPal's outstanding common stock and or an immediate family member of any of these persons.

Under the policy, transactions requiring review are referred to the ARC Committee for pre-approval, ratification or other action. Management will provide the ARC Committee with a description of any related-person transaction proposed to be approved or ratified. This description will include the terms of the transaction, the business purpose of the transaction, and the benefits to PayPal and to the relevant related person. In determining whether to approve or ratify a related-person transaction, the ARC Committee will consider the following factors:

- Whether the terms of the transaction are fair to the Company, and at least as favorable to the Company as would apply if the transaction did not involve a related person;
- Whether there are demonstrable business reasons for the Company to enter into the transaction;
- Whether the transaction would impair the independence of an outside director under the Company's director independence standards; and
- Whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the committee deems relevant.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of an investment fund that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO and Chief Business Affairs and Legal Officer of the proposed transaction, and the Company's CEO and Chief Business Affairs and Legal Officer then assess the nature and degree to which the investee company is competitive with one of the Company's businesses, as well as the potential overlaps between the Company and the investee company. If the Company's CEO and Chief Business Affairs and Legal Officer determines that the competitive situation and potential overlaps between PayPal and the investee company are acceptable, approval of the transaction by the Company would be conditioned upon the director agreeing to certain limitations (including refraining from joining the board of directors of, serving as an advisor to, or being directly involved in the business of the investee company or conveying any confidential or proprietary information regarding the investee company to the Company or regarding the Company's line of business with which the investee competes to the investee company, abstaining from being the primary decision-maker for the investment fund with respect to the investee company, recusing himself/herself from portions of investee company meetings that cover confidential competitive information reasonably pertinent to the Company's lines of business with which the investee company competes and agreeing to any additional limitations deemed to be reasonably necessary or appropriate by the Company's CEO or Chief Business Affairs and Legal Officer as circumstances change). All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed above.

## TRANSACTIONS WITH RELATED PERSONS

An immediate family member of Gary Marino, our Executive Vice President, Chief Commercial Officer, is employed by the Company. Gary's Marino's son, Steve Marino, is a project manager in credit technology, and received total compensation of approximately $197,896 in 2017 and standard benefits applicable to similarly situated employees. This related person transaction was approved by the ARC Committee.

The charter of the ARC Committee requires it to review and approve all related person transactions that are required to be disclosed under Item 404(a) of Regulation S-K. There were no transactions required to be reported in this Proxy Statement since the beginning of fiscal 2017 where our written related-person transaction policy did not require review, approval or ratification or where this policy was not followed.

## Communication with the Board

Stockholders are invited to contact the Board or any individual director by writing to the Corporate Secretary at our principal executive offices: PayPal Holdings, Inc., 2211 North First Avenue, San Jose, California 95131, with a request to forward the communication to the intended recipients. In general, any stockholder communication delivered to the Company for forwarding to the Board or specified Board members will be forwarded in accordance with the stockholder's instructions. However, the Company reserves the right not to forward to Board members any abusive, threatening or otherwise inappropriate materials.

# Our Executive Officers

Our executive officers are elected annually by the Board and serve at the discretion of the Board. Set forth below is information regarding our executive officers as of April 12, 2018.

| Name | Age | Position | Biography |
|---|---|---|---|
| Daniel H. Schulman | 60 | President and Chief Executive Officer | Mr. Schulman's biography is set forth on page 13 under the heading "Proposal 1 — Election of Directors — Director Nominees." |
| Jonathan Auerbach | 55 | Executive Vice President, Chief Strategy, Growth and Data Officer | Mr. Auerbach has served PayPal as Executive Vice President, Chief Strategy, Growth and Data Officer since January 2018. From September 2016 to January 2018, he served as Executive Vice President, Chief Strategy and Growth Officer. From July 2015 to September 2016, he served as Senior Vice President, Chief Strategy and Growth Officer. |
| | | | Mr. Auerbach was the CEO of Group Digital Life at Singapore Telecommunication Limited (Singtel), a telecommunications company, from September 2014 to May 2015, where he led the company's global portfolio of digital businesses as well as its venture fund. From 1987 through 2014, Mr. Auerbach was a management consultant and held a variety of executive roles with McKinsey & Company, a global management consulting firm. |
| Aaron Karczmer | 46 | Executive Vice President, Chief Risk, Compliance and Security Officer | Mr. Karczmer has served PayPal as Executive Vice President, Chief Risk, Compliance and Security Officer since April 2017. From September 2016 to March 2017, he served as Senior Vice President, Chief Compliance and Ethics Officer. From May 2016 to September 2016, he served as Senior Vice President, Chief Compliance Officer. |
| | | | From 2013 to April 2016, he served as Senior Vice President, Deputy Chief Compliance Office and Head of Global Financial Crime Compliance of American Express, a financial services company. From May 2011 to January 2013, he served as Vice President, Principal Compliance Leader, Enterprise Growth and Enterprise Compliance Risk Management of American Express. From September 2007 to May 2011, he served as Vice President, Financial Intelligence Unit — AML Enterprise Surveillance, Investigations & Technology of American Express. |
| Gary J. Marino | 61 | Executive Vice President, Chief Commercial Officer | Mr. Marino has served PayPal as Executive Vice President, Chief Commercial Officer since September 2016. From July 2015 to September 2016, he served as Senior Vice President, Global Credit and the Americas. |
| | | | Mr. Marino co-founded Bill Me Later, Inc. in 2001 and served as its Chief Executive Officer from 2001 through November 2009, when eBay Inc. acquired Bill Me Later, Inc. |
| A. Louise Pentland | 46 | Executive Vice President, Chief Business Affairs and Legal Officer | Ms. Pentland has served PayPal as Executive Vice President, Chief Business Affairs and Legal Officer since September 2016. From September 2015 to September 2016, she served as Senior Vice President, Chief Legal Officer and Secretary. From July 2015 to September 2015, she served as Senior Vice President, General Counsel and Secretary. |
| | | | Ms. Pentland was previously the Executive Vice President and Chief Legal Officer at Nokia Corporation, a multinational communications and information technology company, from July 2008 to July 2014. Ms. Pentland also serves on the Board of Directors of Hitachi Ltd. |

| Name | Age | Position | Biography |
|------|-----|----------|-----------|
| John D. Rainey | 47 | Chief Financial Officer and Executive Vice President, Global Customer Operations | Mr. Rainey has served PayPal as Chief Financial Officer and Executive Vice President, Global Customer Operations since January 2018. From September 2016 to January 2018, he served as Executive Vice President, Chief Financial Officer. From August 2015 to September 2016, he served as Senior Vice President, Chief Financial Officer.<br><br>From April 2012 to July 2015, Mr. Rainey was Executive Vice President and Chief Financial Officer of United Continental Holdings, Inc., an airline holding company. Mr. Rainey also served as Chief Financial Officer and Executive Vice President at United Airlines, Inc., an airline company, from April 2012 to August 2015. From October 2010 to April 2012, Mr. Rainey was Senior Vice President of Financial Planning and Analysis at United Continental Holdings, Inc. Mr. Rainey also serves on the Board of Directors of Nasdaq, Inc. |
| William J. Ready | 38 | Executive Vice President, Chief Operating Officer | Mr. Ready has served PayPal as Executive Vice President, Chief Operating Officer since September 2016. From July 2015 to September 2016, he served as Senior Vice President, Global Head Product & Engineering of PayPal. Prior to the Separation, Mr. Ready was the head of PayPal's Braintree operations from the time of its acquisition in December 2013.<br><br>Mr. Ready was the Chief Executive Officer of Braintree, an online payments provider, from October 2011 until its acquisition by PayPal, Inc., in December 2013. From July 2011 to October 2011, Mr. Ready was an executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm. Mr. Ready was the President of iPay Technologies, Inc., a payments services provider, from 2008 to 2011. Mr. Ready also serves on the Board of Directors of Automatic Data Processing, Inc. |

# Stock Ownership Information

## Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 3, 2018 by (1) each stockholder known to us to be the beneficial owner of more than 5% of our common stock, (2) each director and nominee for director, (3) each executive officer named in the 2017 Summary Compensation Table below, and (4) all executive officers and directors as a group. Unless otherwise indicated below, the address for each of our executive officers and directors is c/o PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

| Name of Beneficial Owner | Shares Beneficially Owned[1] | |
| --- | --- | --- |
| | Number | Percent |
| FMR LLC[2] | 82,888,592 | 7.0% |
| The Vanguard Group[3] | 80,842,746 | 6.8% |
| BlackRock, Inc.[4] | 69,404,765 | 5.9% |
| Daniel H. Schulman[5] | 630,150 | * |
| John D. Rainey[6] | 116,948 | * |
| Gary J. Marino[7] | 97,598 | * |
| A. Louise Pentland[8] | 88,944 | * |
| William J. Ready[9] | 203,916 | * |
| Rodney C. Adkins | 10,149 | * |
| Wences Casares[10] | 14,347 | * |
| Jonathan Christodoro | 15,927 | * |
| John J. Donahoe[11] | 325,467 | * |
| David W. Dorman[12] | 33,391 | * |
| Belinda J. Johnson[13] | 7,435 | * |
| Gail J. McGovern[14] | 12,647 | * |
| David M. Moffett | 66,320 | * |
| Ann M. Sarnoff[15] | 6,645 | * |
| Frank D. Yeary[16] | 17,389 | * |
| All directors and executive officers as a group (17 persons)[17] | 1,856,670 | 0.2% |

* Less than one percent

[1] This table is based upon information supplied by officers, directors, and principal stockholders and any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 3, 2018, and restricted stock units ("RSUs") that are scheduled to vest within 60 days of April 3, 2018 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options or RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 1,187,180,992 shares of common stock outstanding as of April 3, 2018.

[2] FMR LLC has beneficial ownership of an aggregate of 82,888,592 shares of the Company's common stock. FMR LLC has sole voting power of 12,183,260 shares of the Company's common stock and sole dispositive power of 82,888,592 shares of the Company's common stock. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

[3] The Vanguard Group and its affiliates and subsidiaries have beneficial ownership of an aggregate of 80,842,746 shares of the Company's common stock. The Vanguard Group has sole voting power of 1,618,860 shares of the Company's common stock, shared voting power of 244,955 shares of the Company's common stock, sole dispositive power of 79,019,404 shares of the Company's common stock, and shared dispositive power of 1,823,342 shares of the Company's common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[4] BlackRock, Inc. and its affiliates and subsidiaries have beneficial ownership of an aggregate of 69,404,765 shares of the Company's common stock. BlackRock, Inc. has sole voting power of 60,178,544 shares of the Company's common stock, and sole dispositive power of 69,404,765 shares of the Company's common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

[5] Mr. Schulman is our President and CEO. Includes 254,853 shares Mr. Schulman has the right to acquire pursuant to outstanding options exercisable within 60 days of April 3, 2018.

[6] Mr. Rainey is our Chief Financial Officer and Executive Vice President, Global Customer Operations. Includes 9,103 shares Mr. Rainey has the right to acquire pursuant to outstanding options exercisable within 60 days of April 3, 2018.

[7] Mr. Marino is our Executive Vice President, Chief Commercial Officer. Includes 12,823 shares Mr. Marino has the right to acquire pursuant to outstanding options exercisable within 60 days of April 3, 2018.

[8] Ms. Pentland is our Executive Vice President, Chief Business Affairs and Legal Officer. Includes 3,056 shares Ms. Pentland has the right to acquire pursuant to outstanding options exercisable within 60 days of April 3, 2018, and 33,278 RSUs scheduled to vest within 60 days of April 3, 2018.

[9] Mr. Ready is our Executive Vice President, Chief Operating Officer. Includes 25,551 shares Mr. Ready has the right to acquire pursuant to outstanding options exercisable within 60 days of April 3, 2018 and 24,258 RSUs scheduled to vest within 60 days of April 3, 2018.

[10] The address for Mr. Casares is Xapo Inc., 364 University Avenue, Palo Alto, California 94301.

[11] Includes 198,513 shares Mr. Donahoe has the right to acquire pursuant to outstanding options exercisable within 60 days of April 3, 2018. The address for Mr. Donahoe is ServiceNow, Inc., 2225 Lawson Lane, Santa Clara, California 95054.

[12] The address for Mr. Dorman is Knoll Ventures, Tower Place 200, Suite 1000, 3348 Peachtree Road, NE, Atlanta, Georgia 30326.

[13] The address for Ms. Johnson is Airbnb, Inc., 888 Brannan Street, San Francisco, California 94103.

[14] The address for Ms. McGovern is American Red Cross, 430 17th Street, NW, Washington, DC 20006.

[15] The address for Ms. Sarnoff is BBC Worldwide Americas, 1120 Avenue of the Americas, 5th Floor, New York, New York 10036.

[16] The address for Mr. Yeary is CamberView Partners, LLC, 650 California Street, 31st Floor, San Francisco, California 94108.

[17] Includes 566,720 shares subject to options exercisable within 60 days of April 3, 2018, and 94,889 RSUs scheduled to vest within 60 days of April 3, 2018.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our securities with the SEC, and to furnish us with copies of all Section 16(a) reports that they file.

We believe that during the fiscal year ended December 31, 2017, our directors, executive officers, and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements.

In making these statements, we have relied upon a review of the copies of Section 16(a) reports furnished to us and the written representations of our directors, executive officers, and greater than 10% stockholders.

# Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

In accordance with the requirements of Section 14A of the Exchange Act, we are asking our stockholders to vote on an advisory basis to approve the compensation paid to our NEOs ("say-on-pay"), as described in the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

As discussed in the Compensation Discussion and Analysis, the Compensation Committee is committed to an executive compensation program that creates transparent and simple programs that appropriately incentivize our executives, align with stockholder interests and external expectations, and enable us to effectively compete for and win top talent and to build the strongest possible leadership team for PayPal. The Compensation Committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals. In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and the compensation table sections of this proxy statement.

The Board recommends that stockholders vote "FOR" the following resolution:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2018 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2017 Summary Compensation Table, and the other related tables and disclosures."

This "say-on-pay" vote is advisory, and therefore not binding on the Company, the Board, or the Compensation Committee. However, the Board and the Compensation Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. We hold our advisory "say-on-pay" vote every year and expect that the next "say-on-pay" vote will occur at PayPal's 2019 annual meeting of stockholders.


**The Board Recommends a Vote FOR Proposal 2.**




# Compensation Discussion and Analysis

Dear PayPal Stockholder:

2017 was an extraordinary year for PayPal. We continued to pursue our mission and vision as part of the multi-year strategic plan that dramatically expanded our customer value proposition, transformed our business model to support customer choice, and strengthened strategic partnerships across the ecosystem. In 2017, we succeeded in growing our core through expanding our global capabilities, in expanding our value proposition for customers by focusing on trust and simplicity, and in strengthening strategic partnerships by building new strategic partnerships to provide better experiences for our customers and seeking new areas of growth through new international markets around the world.

Our executive compensation program takes into consideration the unique nature of the financial technology ("FinTech") competitive landscape, and is designed to create transparent and simple programs that appropriately incentivize our executives, align with stockholder interests and external expectations, and enable us to effectively compete for and win top talent and to build the strongest possible leadership team for PayPal. The discussion that follows provides an overview of our compensation program for our named executive officers and their compensation for 2017. We encourage you to review this discussion and analysis of our program carefully, and we hope you agree that our executive compensation program supports PayPal's growth strategy and is well aligned with creating long-term stockholder value.

**The Compensation Committee of the Board of Directors**

David W. Dorman (Chairman)
Wences Casares
Jonathan Christodoro
Gail J. McGovern

## Introduction

We completed our second year as an independent company in 2017, continuing our transformative journey while delivering strong results. For 2017, the Committee approved an executive compensation program based on our "pay for performance" philosophy that is designed to align our executive officers' compensation with the key drivers of profitable short-term and long-term growth and the goals of properly incentivizing and rewarding our executives for performance that exceeds expectations, providing transparency for both our executives and our stockholders, and positioning us competitively to enable us to attract and retain our executives.

---

**This Compensation Discussion and Analysis ("CD&A") describes the compensation for each of PayPal's named executive officers ("NEOs"). For 2017, our NEOs were:**

| | |
|---|---|
| Daniel H. Schulman | President and Chief Executive Officer (our "CEO") |
| John D. Rainey | Chief Financial Officer and Executive Vice President, Global Customer Operations |
| Gary J. Marino | Executive Vice President, Chief Commercial Officer |
| A. Louise Pentland | Executive Vice President, Chief Business Affairs and Legal Officer |
| William J. Ready | Executive Vice President, Chief Operating Officer |

---

# Executive Summary—Overview of Executive Compensation Program

The following is a brief overview of the primary compensation elements for our NEOs in 2017.

## PRIMARY COMPENSATION ELEMENTS FOR NEOs IN 2017

### Total Direct Compensation

| | Salary | Annual Incentive Award | Performance-Based Restricted Stock Units ("PBRSUs") | Restricted Stock Units ("RSUs") |
|---|---|---|---|---|
| When is it set? | Set at hire; reviewed annually | Granted annually and paid or settled in February following conclusion of performance period. | Granted annually in March | |
| Form of payment | Cash | Cash and Equity | Equity | |
| Timeframe of targeted performance | Short-term (annual) emphasis | | Long-term (multi-year) emphasis | |
| Performance period | Ongoing | One year | Three year performance period with "cliff" vesting of shares earned, if any, following end of performance period | Three year service-based vesting, on annual ratable basis |
| 2017 performance measures | N/A | Company Performance – Revenue and Non-GAAP Operating Margin, with Net New Actives adjustment<br><br>Individual Performance | FX-Neutral Revenue Compound Annual Growth Rate ("CAGR") and Free Cash Flow CAGR | Service-based vesting; ultimate value varies based on stock price performance |
| Objective | Compensates for expected day-to-day performance<br><br>Rewards individuals' current contributions<br><br>Reflects scope of roles and responsibilities<br><br>Attracts highly capable leaders in an extremely competitive talent market | Compensates for successful annual performance<br><br>Motivates achievement of short-term performance goals designed to enhance value of Company<br><br>Attracts highly capable leaders in an extremely competitive talent market | Compensates for successful achievement of three year performance goals designed to enhance long-term value<br><br>Intended to satisfy long-term retention objectives<br><br>Attracts highly capable leaders in an extremely competitive talent market | Compensates for the creation of long-term value<br><br>Recognizes recent performance and potential future contributions<br><br>Intended to satisfy long-term retention objectives<br><br>Attracts highly capable leaders in an extremely competitive talent market |

The Committee believes that long-term equity incentives should comprise the majority of the target total direct compensation opportunity for our NEOs. Other than the annual long-term incentive awards, the Committee may also grant other equity awards from time to time in recognition of an NEO's promotion or special achievement. In 2017, a special equity grant of RSUs was made to Mr. Ready with a grant date value equal to $16 million (the "Promotion RSU Award") in recognition of his promotion to Chief Operating Officer in late 2016. The vesting schedule of this Promotion RSU Award is intended to enhance our long-term retention objective, due to its back-loaded vesting schedule, as 50% of the Promotion RSU Award will vest on the second anniversary of the date of grant and 25% will vest on each of the third and fourth anniversaries of the date of grant, subject to Mr. Ready's continued service through the applicable vesting date. The Promotion RSU Award was granted after considering the input of the Committee's independent compensation consultant, the level deemed necessary to retain Mr. Ready's continued service to the Company in this key operational role over the four-year vesting period given the highly competitive labor market in the Bay Area, Mr. Ready's expanded scope of responsibilities, and his performance in that role since his promotion.

## KEY CONSIDERATIONS IN SETTING PAY
### Objectives of Executive Compensation Program
In 2017, the Committee prioritized the following compensation philosophy and goals:

- Simplicity, Transparency and Clarity of our Program – enable executives to directly link Company and individual performance to their pay, and enable stockholders to directly link returns on their investment to Company performance;
- One Team – maintain unified goals and objectives for the entire executive leadership team to drive operational decisions and Company performance;
- Winning the War for Talent – recognize the unique FinTech space in which we compete and prioritize nimble and aggressive compensation strategies to attract and retain key talent; and
- Individual Performance – ensure compensation is commensurate with results, both on the upside and downside, and that leaders are held accountable for their performance.

### Investor Feedback and 2017 Say-On-Pay Advisory Vote on Named Executive Officer Compensation

At our 2017 annual meeting of stockholders (the "2017 Annual Meeting"), we received more than 96% support of the votes cast on our say-on-pay proposal. Following our 2017 Annual Meeting, we engaged in proactive outreach efforts with major institutional investors holding approximately 55% of our common stock focused on various corporate governance and executive compensation-related issues.

After considering our 2017 say-on-pay voting results as well as the positive feedback received during our stockholder engagement efforts, the Committee determined that it was appropriate to maintain the core design of our 2017 executive compensation program and did not make any changes to our executive compensation program in response to those voting results or stockholder engagement feedback. The Committee will continue to consider future say-on-pay votes and investor feedback when considering and making decisions relating to our executive compensation program, policies, and practices.

### Pay for Performance

Our key executive compensation guiding principle continues to be closely aligning the compensation of our executives with the creation of long-term value for our stockholders by tying a significant portion of their target total direct compensation opportunity to the Company's performance.

### 2017 Performance Highlights

In 2017, led by significantly higher revenue growth and improved operating performance, our business delivered greater profitability and higher earnings per share on a reported and adjusted basis. We continued to focus on the long-term growth of our business by executing a broad transformation of our culture and business model to support customer choice and strengthening strategic partnerships across the ecosystem.

The following summarizes our key financial and operational performance results for 2017. We use certain of these key metrics as the performance measures in our incentive compensation program and believe these measures help to align the interests of our executives with those of our stockholders.



[1] Non-GAAP operating margin and free cash flow are two of the performance metrics used in our incentive compensation program. Non-GAAP operating margin and free cash flow are not financial measures prepared in accordance with generally accepted accounting principles ("GAAP"). For information on how we compute these non-GAAP financial measures and a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP, please refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section beginning on page 47 of our 2017 Annual Report on Form 10-K filed with the SEC on February 7, 2018.
[2] Free Cash Flow for 2017 reflects the impact of held for sale accounting treatment in connection with the potential sale of the Company's U.S. consumer credit receivables portfolio, which reduced free cash flow for 2017 by approximately $1.3 billion. Normalizing for this impact, free cash flow for 2017 would have been approximately $3.16 billion.

In addition to our strong financial and operational results, we also achieved the following in 2017:

- Our total stockholder return for 2017 (measured from December 30, 2016 to December 29, 2017) was 87%.
- We signed a new long-term strategic partnership with Synchrony Financial that extends our existing co-branded consumer credit card program agreement. Under this partnership, Synchrony will also become the exclusive issuer of the PayPal credit online consumer financing program in the U.S. for the next ten years and acquire the assets of PayPal's U.S. consumer credit receivables portfolio.
- As part of our vision of being a true Customer Champion and supporting customer choice, we continued to forge a series of strategic partnerships with networks, financial institutions, technology companies, and mobile carriers, and entered into 16 major strategic partnerships in 2017.
- Continued strength in mobile, as mobile represented approximately 34% of overall payment volume on our platform for the full year 2017 with total mobile payment volume growing 52% to approximately $155 billion for the year.

### Linking 2017 NEO Compensation to Performance

We believe that our executive compensation program was effective at incentivizing results in 2017 by appropriately aligning pay and performance. The following charts show the 2017 Target Total Direct Compensation mix for our CEO, Mr. Schulman, and the average Target Total Direct Compensation mix for our other NEOs. Target Total Direct Compensation is the sum of (i) 2017 base salary, (ii) target 2017 annual incentive award (based on the grant date fair value for the portion of the award delivered as PBRSUs) and (iii) target annual long-term incentive award (based on grant date fair values).



**Target Total Direct Compensation Mix**

CEO
5% Annual Base Salary
11% Target Annual Incentive Award
25% Cash
75% PBRSUs
42% RSUs
42% PBRSUs
84% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
53% PERFORMANCE-BASED COMPENSATION

Other NEOs
9% Annual Base Salary
9% Target Annual Incentive Award
25% Cash
75% PBRSUs
41% RSUs
41% PBRSUs
83% TARGET ANNUAL LONG-TERM INCENTIVE VALUE
50% PERFORMANCE-BASED COMPENSATION

The following chart demonstrates the alignment between Revenue, a key metric of our financial performance, and our Indexed TSR, to our CEO Pay (as shown in the "2017 Summary Compensation Table") during 2017, 2016 and 2015. Indexed TSR is defined as the total shareholder return on our common stock during the period from December 31, 2015 through December 29, 2017, assuming $100 was invested on December 31, 2015.



**2017 Incentive Pay Outcomes Are Aligned with Performance—Annual Incentive Award Program**
Our NEOs earned annual incentive awards (bonuses) under the 2017 annual incentive award program (the "2017 AIP"), which is our annual bonus program for eligible employees adopted pursuant to the PayPal Employee Incentive Plan.

Under the 2017 AIP, Revenue served as the "gate" or the funding performance target (the "2017 AIP Funding Threshold"), and if achieved, payouts were determined based on a Company performance component and an individual performance component, weighted 75% and 25%, respectively. Assuming the 2017 AIP Funding Threshold was achieved, Revenue and Non-GAAP Operating Margin served as equally weighted Company performance measures and represented the primary determinants of the payout with respect to the financial component, with "Net New Actives" (as defined below in "Compensation Framework – Incentive (Performance-Based) Compensation for 2017 – Annual Incentive Award Program – Company Performance Measures) serving as a financial performance measure modifier.

In addition, the Committee approved a revised annual incentive award program design by granting the Company performance component of the 2017 AIP in the form of PBRSUs, with a one-year performance period (calendar year 2017), pursuant to the terms of the PayPal Employee Incentive Plan and the 2015 PayPal Holdings, Inc. Equity Incentive Award Plan, as amended and restated. The awards were granted in mid-February 2017 and vested on the one-year anniversary of the grant date, based on Company performance and continued employment through the vesting date. The Committee believes that delivering the Company performance portion of the 2017 AIP in equity further reinforces and strengthens the pay for performance design of our executive compensation program, and provides a further linkage between our NEOs and stockholders, without increasing the target short-term incentive of our NEOs.

The 2017 AIP weighted the Company performance component at 75% and the individual performance component at 25% for our NEOs.

**2017 AIP**


Gate:
Revenue
Company Performance
75% Weight
Revenue
0-200% Payout
Non-GAAP
Operating Margin
0-200% Payout
Net New
Actives
+1% per 12.5% Above
Target Modifier
CAPPED AT 200%
+
Individual
Performance
25% Weight
0-200% Payout
Individual
Earned AIP
Award

In early 2018, the Committee approved funding 2017 annual incentives under the 2017 AIP based upon our exceeding the 2017 AIP Funding Threshold. The Committee then approved specific awards of these annual incentives based upon Company performance with regard to Revenue and Non-GAAP Operating Margin, "Net New Actives" performance and each executive's individual performance, as further discussed under "Compensation Framework – Incentive (Performance-Based) Compensation for 2017 – Annual Incentive Award Program." Based on these results, the Committee determined that the achievement level of the Company performance component under the 2017 AIP was 185% of target.

The Committee set the 2017 Revenue and Non-GAAP Operating Margin target levels in consideration of anticipated performance and within the guidance range provided to the market in early 2017. We experienced significant growth during the year and, accordingly, the 2017 AIP payments were higher than the 2016 annual incentive payments, primarily due to our strong financial and operational performance.

## Key Compensation Policies and Practices

We are committed to maintaining strong governance standards with respect to our executive compensation program, policies, and practices. Consistent with this focus, we maintain the following policies and practices that we believe demonstrate our commitment to executive compensation best practices.

**What We Do**

| | | |
|---|---|---|
| Pay for Performance | ✓ | A substantial percentage of our NEOs' 2017 Target Total Direct Compensation was performance-based and tied to pre-established performance goals aligned with our short-term and long-term objectives. |
| Adherence to Rigorous Goals | ✓ | We use objective performance-based company goals in our annual and long-term incentive plans that we believe are rigorous and designed to incentivize and motivate NEO performance. |
| Clawback Policy | ✓ | Our NEOs are subject to a clawback policy, which permits the Committee to require forfeiture or reimbursement of incentive compensation, including any cash incentive award, equity award, or equity-based award paid or awarded to the NEO during the period in which he or she is subject to the policy, if (i) an action or omission by the NEO constitutes a material violation of our Code of Business Conduct; (ii) an action or omission by the NEO results in material financial or reputational harm to the Company; or (iii) a material restatement of all or a portion of our financial statements is the result of a supervisory or other failure by the NEO. |
| Meaningful Stock Ownership Guidelines | ✓ | Our stock ownership guidelines are designed to align the long-term interests of our NEOs and non-employee directors with those of our stockholders and discourage excessive risk-taking. Our guidelines require stock ownership levels as a value of our common stock equal to a multiple of base salary (6x for CEO and 3x for EVPs) or annual retainer (5x for non-employee directors), and include stock retention requirements for executive officers until the required ownership levels are reached. |
| Prohibition of Hedging and Pledging Transactions | ✓ | Our insider trading policy prohibits members of our Board and NEOs from (i) entering into any hedging or monetization transactions relating to our securities or otherwise trading in any instrument relating to the future price of our securities or (ii) pledging our common stock as collateral for any loans. |

## What We Do

| | | |
|---|---|---|
| Independent Compensation Consultant | ✓ | The Committee engages its own independent compensation consultant to advise on executive and non-employee director compensation matters. |
| Annual Risk Assessment | ✓ | Based on our annual risk assessment, we have concluded that our compensation program does not present any risk that is reasonably likely to have a material adverse effect on PayPal. |
| Annual Comparator Peer Group Review | ✓ | The Committee, with the assistance of its compensation consultant, reviews the composition of our comparator peer group annually and makes adjustments to the composition of the peer group as it deems appropriate. |
| Annual Say-on-Pay Vote | ✓ | We conduct an annual advisory (non-binding) vote on the compensation of the NEOs (a "say-on-pay" vote). At our 2017 Annual Meeting, more than 96% of the votes cast on the say-on-pay proposal were voted in support of the 2016 compensation of the NEOs. |
| Investor Engagement | ✓ | In addition to the annual say-on-pay vote, we are committed to ongoing engagement with our investors on executive compensation and governance matters. These engagement efforts take place through teleconferences, in-person meetings and correspondence with our investors. |

## What We Don't Do

| | | |
|---|---|---|
| No Excise Tax Gross-Ups on Severance Payments | ✗ | We do not provide our NEOs with any gross-ups or other payment or reimbursement of excise taxes on severance or other payments in connection with a change in control of PayPal. |
| No "Single-Trigger" CIC Payments and Acceleration of Equity Awards | ✗ | We do not make "single-trigger" change-in-control payments or maintain any plans that require single-trigger change-in-control acceleration of equity awards to our NEOs upon a change in control of PayPal. |
| No Tax Gross-Ups on Perquisites | ✗ | We do not provide our NEOs with tax gross-ups on perquisites, other than in limited circumstances for business-related relocations and international business travel-related benefits that are under our control, at our direction and deemed to benefit our business operations. |
| No Discounting of Stock Options or Repricing of Underwater Options | ✗ | We expressly prohibit the discounting of stock options and the repricing of underwater stock options without stockholder approval under our equity compensation plan. |
| No Guaranteed Bonuses | ✗ | Our annual incentive plan is performance-based and our NEOs are not guaranteed any minimum levels of payment. |

## Compensation Framework

### INCENTIVE (PERFORMANCE-BASED) COMPENSATION FOR 2017

When deciding the target amount and form of each element of compensation for each of our NEOs, the Committee took into account the size and complexity of the NEO's position and business unit or function, as well as the following factors (the "Incentive Compensation Factors"):

- performance against financial performance measures;
- defining business unit or function strategy and roadmaps, and executing against them;
- organizational development, including hiring, development and retention for each business unit or function;
- leadership;
- improving and supporting innovation and execution for the business unit or function;
- negotiating, closing and integrating or implementing acquisitions and strategic partnerships; and
- achievement of strategic and operational objectives, and executing against budgets.

No specific weightings were assigned to these Incentive Compensation Factors; instead, individual performance was evaluated based on a holistic and subjective assessment of each individual NEO's performance against these factors.

### Annual Incentive Award Program

The 2017 AIP provides our NEOs with the opportunity to earn annual incentive compensation based on Company performance and each executive's individual performance.

The Committee believes that it is important to have our executives' annual incentives tied primarily to our overall performance, with individual compensation differentiated based on individual performance.

### Target Incentive Amounts

The 2017 annual incentive target (expressed as a percentage of base salary) for each NEO was determined (i) with reference to the Committee's assessment of data from public filings of our peer group companies and general industry data for comparable technology companies that were included in proprietary third-party compensation surveys (the specific identity of respondents of which are not provided to the Committee or the Company), (ii) based on each NEO's position within the Company and (iii) taking into account the Incentive Compensation Factors. For 2017, the Committee did not adjust the target annual incentive opportunity percentages from the percentages set in 2016 for each of the NEOs.

The following table sets forth the 2017 AIP target annual cash incentive opportunities (the "Target Incentive Amount") for each of our NEOs, expressed as a percentage of 2017 base salary and in dollars.

| Name | Annual Incentive Target as Percentage of Base Salary | Target Incentive Amount ($) |
|---|---|---|
| Daniel H. Schulman | 200% | 2,000,000 |
| John D. Rainey | 100% | 650,000 |
| Gary J. Marino | 100% | 550,000 |
| A. Louise Pentland | 100% | 625,000 |
| William J. Ready | 100% | 650,000 |

75% of the Target Incentive Amount for each NEO was allocated to Company performance and the remaining 25% of the Target Incentive Amount was allocated to individual performance.

For the 2017 AIP, the Committee approved granting the Company performance portion of the 2017 AIP in the form of PBRSUs, with a one-year performance period (calendar year 2017). The PBRSUs were granted on February 15, 2017. The following table sets forth the 2017 AIP Target Incentive Amount for each of our NEOs in which the Company performance portion is expressed in target number of PBRSUs granted and the individual performance portion is expressed in target cash amount.

| Name | Target Incentive Amount ($) | Target PBRSUs[1] (75% of Target Incentive Amount) (In Shares) | Target Cash (25% of Target Incentive Amount) ($) |
|---|---|---|---|
| Daniel H. Schulman | 2,000,000 | 36,697 | 500,000 |
| John D. Rainey | 650,000 | 11,927 | 162,500 |
| Gary J. Marino | 550,000 | 10,092 | 137,500 |
| A. Louise Pentland | 625,000 | 11,468 | 156,250 |
| William J. Ready | 650,000 | 11,927 | 162,500 |

[1] The target number of PBRSUs was determined by dividing the USD value of the target award allocated to the Company performance portion by the average of the closing prices of the Company common stock for a period of 30 consecutive trading days prior to the grant date (the "Average Company Closing Price"). The PBRSUs were granted on February 15, 2017.

## Company Performance Measures

In early 2017, the Committee set the Company performance measures under the 2017 AIP for our NEOs to create a strong link between Company performance and incentive payouts, as described in the following table:

| Measure | Definition | Purpose |
|---|---|---|
| Revenue (50% Weighting) | Revenue, as reported in our Annual Report on our Form 10-K. | The Committee believes that a Revenue threshold (or "gate") should be included to ensure that no cash incentive is paid if future income may be impaired by insufficient revenue growth. |
| | | In 2017, the Committee also included Revenue as one of the equally-weighted Company performance measures to establish the payment with respect to the Company performance component because the Committee believes that top-line growth is an important factor in stockholder value creation. Revenue is also a key financial metric that the Company uses internally to measure its ongoing financial performance. |
| Non-GAAP Operating Margin (50% Weighting) | "Non-GAAP Operating Margin," as reported in our Annual Report on our Form 10-K. | The Committee believes that Non-GAAP Operating Margin is a key measure of our short-term and intermediate-term performance because it measures profitability and reflects the degree of Revenue growth and expense management discipline of the Company and is a widely followed measure of core financial performance and business activities for our industry. Non-GAAP Operating Margin is also a key financial metric that the Company uses internally to measure its ongoing financial performance. |
| Net New Actives ("NNAs") ("Modifier") | Measures the net change in the number of organic active customer accounts compared to the prior period, in this case 2017 compared to 2016. NNAs excludes the impact of any mergers and acquisitions. | The Committee believes that measuring NNAs reinforces the critical importance of growing our customer base to build for the future. |

The Committee determined that the 2017 AIP should contain a minimum Revenue threshold (the "2017 AIP Funding Threshold") to permit the funding of the plan and minimum Revenue and Non-GAAP Operating Margin thresholds to govern the performance necessary to trigger any payments. If the 2017 AIP Funding Threshold was met, Revenue and Non-GAAP Operating Margin were applied as equally weighted Company performance measures as the primary determinants of the Company performance portion of the payment for the 2017 AIP, with the Company performance payment level ranging from a minimum level of 25% to a maximum level of 200%. The NNAs operational performance measure served as a modifier to adjust the Company performance payout one percentage point for every 2.5 million increase of NNAs above the target. The Company performance payment level could not exceed 200% of target. If the 2017 AIP Funding Threshold was met, 75% of the Target Incentive Amount was determined based on our Revenue and Non-GAAP Operating Margin financial performance as measured against the pre-established performance levels and the NNA modifier, and the remaining 25% of the Target Incentive Amount was determined based on individual performance.

The table below shows the following for the 2017 AIP:

- The threshold, target and maximum performance levels established by the Committee for the 2017 AIP. These performance levels were set in the first quarter of 2017 based primarily on our approved budget and operating plan for the year, and the target levels were in-line with full year guidance provided to the investment community in January 2017;
- The actual performance levels achieved in 2017; and
- The resulting Company Performance Score, defined as a payout percentage based on our performance as measured against these pre-established performance levels.

| Company Measure[1] | Threshold | Target | Maximum | 2017 Actual | Percentage of Target Achieved[2] |
|---|---|---|---|---|---|
| Revenue[3] | $12.15 | $12.65 | $13.15 | $13.03 | 176% |
| Non-GAAP Operating Margin | 19.2% | 20.2% | 21.2% | 21.1% | 188% |
| Net New Actives | | 20 | | 28.1 | 3% |
| Company Performance Score | | | | | 185% |

[1] Revenue numbers are shown in billions and NNAs shown in millions.

[2] After the end of each year, our actual performance is compared to the performance measures to determine the payment level of the Company performance portion of the 2017 AIP, subject to Committee–approved variations due to material events not contemplated at the time the target levels were established (such as major acquisitions and divestitures) and the Committee's negative discretion. For 2017, the Committee adjusted 2017 Actual Revenue and Non-GAAP Operating Margin downward for the impact of the Company's agreement to sell the U.S. consumer credit portfolio to Synchrony Financial and adjusted NNAs to exclude certain NNAs not contemplated when company targets were set.

[3] The 2017 AIP Funding Threshold was $11.77M.

## Individual Performance Measures

To facilitate differentiation based on individual performance, 25% of the Target Incentive Amount for our NEOs was based on individual performance (the "Individual Performance Score"). To determine each NEO's Individual Performance Score, which can range from 0% to 200%, Mr. Schulman presented to the Committee his assessment of each NEO's individual performance following the end of 2017, and the Committee assessed Mr. Schulman's individual performance, in each case, with respect to one or more individual performance factors (collectively, the "Performance Factors").

The Performance Factors related specifically to each NEO's job function and generally encompassed the following items for each NEO:

| NEO | Performance Factors |
|---|---|
| Daniel H. Schulman | • Provided strategic leadership and oversaw key strategic partnerships and corporate transactions.<br>• Led PayPal through an outstanding year of financial outperformance during which we delivered growth that exceeded the high end of our initial guidance.<br>• Led a comprehensive strategic review of PayPal's business portfolio that resulted in our 2017 announcement of an agreement to sell the U.S. consumer credit portfolio to Synchrony Financial.<br>• Continued to deepen and strengthen PayPal's clear mission and vision as being a true Customer Champion and supporting customer choice.<br>• Continued implementation of a set of values and core beliefs for PayPal to drive cultural change and create an environment centered on collaboration, innovation, wellness, and inclusion. |
| John D. Rainey | • Led PayPal's financial reporting, analysis and planning organization, including overseeing PayPal's internal controls over financial reporting.<br>• Continued to implement programs and processes to facilitate cost savings and operational efficiencies across the business.<br>• Executed financial plans designed to meet or exceed expectations for growth, margin, and cash flow targets.<br>• Successfully managed corporate capital allocation decisions consistent with creation of stockholder value.<br>• Led efforts to further enhance control environment and maintained high level of integrity over financial reporting.<br>• Led effective investor relations activities and external guidance process. |
| Gary J. Marino | • Delivered significant growth and expansion in high growth regions, such as India.<br>• Oversaw PayPal's marketing strategy and provided leadership with brand expansion strategies. |

| NEO | Performance Factors |
|---|---|
| A. Louise Pentland | • Performance with respect to leading the legal department and overseeing enterprise wide corporate governance initiatives to reflect best practices.<br>• Led corporate affairs organization, which includes communications, social innovations, and government relations.<br>• Led the evolution of PayPal's global intellectual property strategy, both in protecting and creating intellectual property, as well as divesting redundant intellectual property.<br>• Led enterprise wide business affairs and enterprise wide human resources organizational transformations.<br>• Provided distinctive leadership and judgment in ongoing litigation strategy and business matters. |
| William J. Ready | • Drove significant cost savings initiatives while maintaining high levels of customer satisfaction through supporting customer choice and being a true Customer Champion.<br>• Led the expansion of PayPal's value proposition through product innovation, which led to significantly higher adoption of PayPal experiences and operational wins.<br>• Led product strategy as a core competency of the business. |

In determining the Individual Performance Score for each NEO, Mr. Schulman and the Committee did not place specific weightings on the Performance Factors, but performed a holistic and subjective assessment of each individual NEO's Performance Factors, taking into account the relative importance to us of each Performance Factor. Mr. Schulman recommended to the Committee each NEO's Individual Performance Score other than his own.

The Committee then made a final determination, in its sole discretion, as to the Individual Performance Score for each NEO after considering Mr. Schulman's recommendations (other than with respect to himself), reviewing each individual's performance with respect to the Performance Factors, and considering its own observations and assessments of each NEO's and the Company's performance. The Committee approved the Individual Performance Scores as recommended by Mr. Schulman for Messrs. Rainey, Marino and Ready and Ms. Pentland of 200%, 175%, 200% and 200%, respectively. For Mr. Schulman, the Committee approved an Individual Performance Score of 200%.

### 2017 AIP Payment

The actual amount of an NEO's 2017 AIP award was determined by the following formula:

**2017 AIP**


Base Salary
x
Target Incentive %
x
Company Performance 75% Weight
Revenue
0-200% Payout
Non-GAAP Operating Margin
0-200% Payout
Net New Actives
+1% per 12.5% Above Target Modifier
CAPPED AT 200%
+
Individual Performance 25% Weight
0-200% Payout
=
2017 AIP Payout

Because the 2017 AIP Funding Threshold was met in 2017, the 2017 AIP was funded. The following table shows the 2017 AIP PBRSU Payout (in shares of Company stock) and the 2017 AIP Cash Payout (in dollars) for each NEO.

| NEO | Target PBRSUs (75% of Target Incentive Amount) (in Shares) | x | 75% (Company Performance Score)[1] | = | (a) 2017 AIP PBRSU Payout (in Shares) | + | Target Cash (25% of Target Incentive Amount) ($) | x | 25% (Individual Performance Score) | = | (b) 2017 AIP Cash Payout ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Daniel H. Schulman | 36,697 | | 185% | | 67,889 | | 500,000 | | 200% | | 1,000,000 |
| John D. Rainey | 11,927 | | 185% | | 22,065 | | 162,500 | | 200% | | 325,000 |
| Gary J. Marino | 10,092 | | 185% | | 18,670 | | 137,500 | | 175% | | 240,625 |
| A. Louise Pentland | 11,468 | | 185% | | 21,216 | | 156,250 | | 200% | | 312,500 |
| William J. Ready | 11,927 | | 185% | | 22,065 | | 162,500 | | 200% | | 325,000 |

[1] The PBRSUs vested on February 15, 2018, based on the Company Performance Score of 185%.

## Long-Term Incentive Components
### Long-Term Incentive Award Type and Annual Target Value
In making its determination on the long-term incentive ("LTI") annual target value for 2017, the Committee set equity award guidelines and target levels of individual awards by position based on the following:

- equity compensation practices of technology companies in our peer group, as disclosed in their public filings (see "Other Compensation Practices and Policies – Use of Peer Group Comparisons" below for our 2017 peer group) and in proprietary third-party compensation surveys (the specific identity of respondents of which are not provided to the Committee or the Company);
- individual performance and potential;
- Incentive Compensation Factors; and
- need for individual retention incentives.

Based on these guidelines, the Committee approved the following annual target values for the 2017 LTI awards for the NEOs:

| NEO | 2017 LTI Grant Value ($) |
|---|---|
| Daniel H. Schulman[1] | 15,000,000 |
| John D. Rainey[2] | 5,000,000 |
| Gary J. Marino[3] | 6,000,000 |
| A. Louise Pentland[4] | 5,000,000 |
| William J. Ready[5] | 8,000,000 |

[1] For 2017, the Committee approved increasing Mr. Schulman's LTI annual target value due in part to his pay relative to the competitive compensation data and his leadership of the Company and resulting Company performance.

[2] Mr. Rainey's LTI annual target value increased from 2016 due to his execution of financial plans that were designed to meet or exceed expectations for growth, operating margin and cash flow targets and the resulting Company performance and his pay relative to internal and external peers.

[3] Mr. Marino's LTI annual target value increased from 2016 due to his expanding role and responsibilities and his pay relative to internal and external peers.

[4] Ms. Pentland's LTI annual target value increased from 2016 due to her expanding role and responsibilities and her pay relative to internal and external peers.

[5] Mr. Ready's LTI annual target value increased from 2016 due to his expanding role and responsibilities and his pay relative to internal and external peers.

Once the annual target values for the 2017 LTI awards were set for each NEO, the grant value was allocated equally among PBRSUs and service-based restricted stock units ("RSUs").



The table below shows the resulting number of shares of our common stock subject to the 2017 LTI target PBRSUs and RSUs:

| NEO | 2017 Target PBRSUs[1] | 2017 RSUs[2] |
|---|---|---|
| Daniel H. Schulman | 181,941 | 181,941 |
| John D. Rainey | 60,647 | 60,647 |
| Gary J. Marino | 72,777 | 72,777 |
| A. Louise Pentland | 60,647 | 60,647 |
| William J. Ready | 97,035 | 97,035 |

[1] The target number of PBRSUs was determined by dividing the value of the award by the Average Company Closing Price. The PBRSUs were granted on March 1, 2017.
[2] The number of RSUs granted was determined by dividing the value of the award by the Average Company Closing Price. The RSUs were granted on March 1, 2017.

The following describes the two components of our 2017 LTI program: PBRSUs and RSUs.

### Performance-Based Restricted Stock Units (PBRSUs)
In January 2017, the Committee approved the structure for the PBRSUs granted in 2017. To emphasize the importance of long-term, sustained strategic growth, the Committee approved a three-year performance period with each award to be settled for the number of shares of our common stock earned pursuant to the award following the end of the performance period, subject to the Committee's approval of the level of achievement against the pre-established target levels for the selected performance measures (the "2017-2019 PBRSUs").

### PERFORMANCE MEASURES AND RATIONALES
The Committee approved the 2017-2019 PBRSU performance measures, which are the compound annual growth rates ("CAGR") of FX-Neutral Revenue and Free Cash Flow over the three-year performance period from 2017-2019, as equally-weighted measures. The Committee believes that measuring CAGR over the three-year performance period is an appropriate performance measure as it is consistent with our long-term goal of growing our revenue and free cash flow.

The following table summarizes the performance measures for the 2017-2019 PBRSUs and the Committee's rationale for their selection:

| Measure/Weighting | Definition | Purpose |
|---|---|---|
| FX-Neutral Revenue CAGR (50% weighting) | Calculated on a fixed foreign exchange basis (referred to as "FX-Neutral"). | The Committee believes that the FX-Neutral Revenue measure should be used to help ensure that our executive officers are accountable for driving profitable growth, and making appropriate tradeoffs between investments that increase operating expense and future growth in revenue. |
| Free Cash Flow CAGR (50% weighting) | "Free Cash Flow" is defined as "Net cash provided by operating activities" less "Property and equipment, net" as reported in our Annual Report on Form 10-K for each year during the performance period. | The Committee believes that the Free Cash Flow measure should be used to emphasize the cash generation capability of the business necessary to finance its continued growth and investment requirements, while positioning us to take advantage of inorganic growth opportunities. |

## PBRSU MECHANICS AND TARGETS

The targets established for the three-year performance period were set at a level consistent with the medium term outlook provided to the investment community. When the Committee set the target levels for the 2017-2019 PBRSUs, they were intended to be challenging but attainable based on anticipated market growth over the performance period, and to provide appropriate incentives for our executive officers to continue to grow our business. The Committee believes that achievement of maximum performance against the target levels would require sustained exceptional corporate performance over the performance period.

To earn any of the shares of our common stock subject to the 2017-2019 PBRSUs, at least one of the FX-Neutral Revenue CAGR or Free Cash Flow CAGR performance thresholds must be met. Each of the performance thresholds for FX-Neutral Revenue CAGR and Free Cash Flow CAGR is independent, and if either threshold is met, the award is earnable with respect to that performance measure based on the percentages shown in the table below. If the performance threshold for either FX-Neutral Revenue CAGR or Free Cash Flow CAGR is not met, there is no payment attributable to that performance measure.

The following chart shows the minimum, target, and maximum vesting levels for FX-Neutral Revenue CAGR and Free Cash Flow CAGR (linear interpolation applies to performance between threshold, target and maximum, with no funding for performance below threshold):

| | Threshold | Target | Maximum |
|---|---|---|---|
| FX-Neutral Revenue CAGR (50% weighting) | 50% Payout | 100% Payout | 200% Payout |
| Free Cash Flow CAGR (50% weighting) | 50% Payout | 100% Payout | 200% Payout |

## NO PERFORMANCE DETERMINATIONS RELATED TO PREVIOUSLY AWARDED PBRSUs IN 2017

2015 was the last year in which PBRSUs with a two-year performance period were granted based on performance criteria set by the eBay Compensation Committee. The amount and value of the award depended on our performance relative to the target levels approved by the eBay Compensation Committee in early 2015.

In 2016, the Committee approved a revised structure for future PBRSUs. To emphasize the importance of long-term, sustained strategic growth to the Company, the Committee approved extending the performance period from a two-year performance cycle to a three-year performance cycle with "cliff" vesting following the end of the performance period, subject to the Committee's approval of the level of achievement against the pre-established performance criteria.

Due to the change in our PBRSU performance cycles, from two years to three years, the Committee was not required to approve any performance determinations relating to 2017 for previously awarded PBRSUs.

### Restricted Stock Units

Our 2017 LTI awards also included service-based RSUs with a three-year annual vesting schedule, which aligns the vesting period of the RSUs with the three-year performance period of the PBRSUs granted in 2017. Service-based RSUs have value regardless of whether our stock price increases or decreases and therefore help to secure and retain executive officers and provide an appropriate incentive to remain with us during the vesting period.

## OTHER COMPENSATION ELEMENTS
### Base Salary

At the beginning of each year, the Committee meets to review and approve each executive officer's base salary for the year after considering competitive market data and the individual factors described below. For 2017, the Committee assessed competitive market data on base salaries from public filings of our peer group companies and general industry data for comparable technology and financial companies that are included in proprietary third-party compensation surveys (the specific identity of respondents of which are not provided to the Committee or the Company). The Committee also considered individual factors such as individual performance, levels of responsibility, breadth of knowledge, and prior experience in its evaluation of base salary adjustments.

In accordance with our emphasis on performance-based compensation, the Committee determined that none of the NEOs would receive an increase in base salary and in lieu of any base salary increase, the Committee delivered an increase in target total direct compensation through its decisions with respect to long-term incentive compensation, as discussed above.

| NEO | Base Salary for 2017 ($) | Base Salary for 2016 ($) |
|---|---|---|
| Daniel H. Schulman | 1,000,000 | 1,000,000 |
| John D. Rainey | 650,000 | 650,000 |
| Gary J. Marino | 550,000 | 550,000 |
| A. Louise Pentland | 625,000 | 625,000 |
| William J. Ready | 650,000 | 650,000 |

### Promotion Equity Award
#### Mr. Ready

The Committee believes that long-term equity incentives should comprise the majority of the target total direct compensation opportunity for our NEOs. In addition to the LTI awards described above, the Committee may also grant other equity awards from time to time in recognition of an NEO's promotion or special achievement. In 2017, a special equity grant of RSUs was made to Mr. Ready with a grant date value equal to $16 million (the "Promotion RSU Award") in recognition of his promotion to Chief Operating Officer in late 2016. The vesting schedule of this Promotion RSU Award is intended to enhance our long-term retention objective, due to its back-loaded vesting schedule, as 50% of the Promotion RSU Award will vest on the second anniversary of the date of grant and 25% will vest on each of the third and fourth anniversaries of the date of grant, subject to Mr. Ready's continued service through the applicable vesting date. The Promotion RSU Award was granted after considering the input of the Committee's independent compensation consultant, the level deemed necessary to retain Mr. Ready's continued service to the Company in this key operational role over the four-year vesting period given the highly competitive labor market in the Bay Area, Mr. Ready's expanded scope of responsibilities, and his performance in that role since his promotion.

### "Make Whole" Payments
#### Mr. Rainey

Mr. Rainey commenced employment with us in August 2015 as our Senior Vice President, Chief Financial Officer. Pursuant to the terms of his offer letter, in recognition of his forfeited equity awards with his former employer, Mr. Rainey received the last "make-whole" payment in the amount of $2 million in February 2017. This "make-whole" payment was subject to a clawback should Mr. Rainey's employment be terminated for cause or should he resign without good reason prior to the second anniversary of his commencement of employment.

### Deferred Compensation

The PayPal Holdings, Inc. Deferred Compensation Plan ("DCP"), our non-qualified deferred compensation plan, provides our U.S.-based executive officers a mechanism to defer compensation in excess of the amounts that are legally permitted to be deferred under our tax-qualified 401(k) savings plan (the "401(k) Plan"). Together, the 401(k) Plan and the DCP allow participants to set aside tax-deferred amounts. The Committee believes the opportunity to defer compensation is a competitive benefit that enhances our ability to attract and retain talented executives while building plan participants' long-term commitment to the Company. The investment return on the deferred amounts is linked to the performance of a range of market-based investment choices made available pursuant to the plan. None of our NEOs participated in or had a balance in the DCP during 2017.

## Other Benefits

### Perquisites

We provide certain executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with our overall executive compensation program and philosophy. These benefits are provided to help us attract and retain these executive officers. The Committee periodically reviews the levels of these benefits provided to our executive officers. In 2017, we offered the following perquisites to our NEOs:

| | |
|---|---|
| **CEO Security Program** | We maintain a comprehensive security policy, and as a component of this policy, we may determine that in certain circumstances, certain executives should be required to have personal security protection. In June 2017, because of the high visibility of the Company, the Committee has authorized a CEO Security Program for Mr. Schulman to address safety concerns due to specific threats to his safety arising directly as a result of his position as our President and CEO. We paid for the initial procurement, installation and maintenance of personal residential security measures for Mr. Schulman and for the costs of security personnel during personal travel in a location in which he may be a particular target of criminal activity. In addition, the Committee approved Mr. Schulman's use of our corporate aircraft for personal travel in connection with his overall security program. |
| | We require that the executive accept such personal security protection because we believe it is in the best interests of the Company and its stockholders that the executive not be vulnerable to security threats to the executive or members of his or her family. We also believe that the costs of this overall security program are appropriate and necessary. Although we do not consider Mr. Schulman's overall security program to be a perquisite for his benefit for the reasons described above, the costs related to personal security for Mr. Schulman at his residence and during personal travel, as well as the costs of private aircraft for personal travel pursuant to his overall security program are reported in the "All Other Compensation" column in the 2017 Summary Compensation Table below. |
| | Prior to the Committee authorizing this change to the overall security program, Mr. Schulman was permitted to make limited personal use of our corporate aircraft for up to 50 hours per year, but was required to reimburse us for any personal use of the aircraft pursuant to the terms of a lease arrangement for all trip related expenses and hourly direct operating costs, as permitted under federal aviation regulations. As a result of this reimbursement arrangement, Mr. Schulman's personal use of the aircraft prior to the authorization of this change to the overall security program resulted in no additional cost to us in 2017. |

### Severance and Change in Control Provisions

Each of the NEOs is eligible to receive payments and benefits in the event of a termination of employment, including a termination of employment in connection with a change in control of the Company (the "Executive Severance Provisions"), either through specific provisions included in individual agreements with the Company or substantially similar provisions provided under our SVP and Above Standard Severance Plan and Change in Control Severance Plan for Key Employees. Under the Executive Severance Provisions, an NEO is eligible to receive payments and benefits in certain terminations of employment, including without limitation, a termination of employment by the Company without cause or by the executive for good reason. No payments or benefits are provided under the Executive Severance Provisions if there is a change in control of the Company without an accompanying qualifying termination of employment (i.e., no "single-trigger" payments). We do not provide any of the NEOs with excise tax "gross-ups" or other similar payments.

The Committee believes that these Executive Severance Provisions are essential to fulfill our objective to recruit, retain, and develop key, high-quality management talent in the competitive market because these arrangements provide reasonable protection to the executive officer in the event that he or she is not retained under specific circumstances. Further, the Executive Severance Provisions are intended to facilitate changes in the leadership team by setting terms for the termination of an NEO in advance, thus allowing a smooth transition of responsibilities when it is deemed to be in the best interest of the Company. The change in control provisions in the Executive Severance Provisions are intended to allow executives to focus their attention on our business operations in the face of the potentially disruptive impact of a proposed change-in-control transaction, to assess takeover bids objectively without regard to the potential impact on their individual job security, and to allow for a smooth transition in the event of a change in control of the Company. These factors are especially important in light of the executives' key leadership roles.

See "Potential Payments Upon Termination or Change in Control" below for a description of these arrangements and the estimated payments and benefits payable under the Executive Severance Provisions.

# Other Compensation Practices and Policies

## ROLES AND RESPONSIBILITIES

### Compensation Committee

Our executive compensation program is designed and administered under the direction and control of the Committee. The Committee is comprised solely of independent directors, who review and approve our overall executive compensation program, policies and practices and set the compensation of our senior executives.

### Compensation Consultant

The Committee's independent compensation consultant provides it with advice and resources to help it assess the effectiveness of our executive compensation strategy and program. This compensation consultant reports directly to the Committee, and the Committee has the sole power to terminate or replace the consultant at any time. In 2017, Compensia served as the Committee's compensation consultant.

As part of its engagement, the Committee directed Compensia to work with our Senior Vice President, People and other members of management to obtain information necessary to formulate recommendations and evaluate management's recommendations to the Committee. Compensia also meets with the Committee during its regular meetings, in executive session (where no members of management are present), and with the Committee chair and other Committee members outside of its regular meetings.

As part of its engagement in 2017, Compensia provided an environmental scan of executive compensation, evaluated our peer group composition, evaluated cash and equity compensation levels at the peer group companies for our executive officers, reviewed proposed compensation adjustments, advised on the framework for our annual and long-term incentive awards, assessed executive perquisites relative to peer and broader market practices, and reviewed the compensation of the non-employee directors. Compensia did not provide any other services to us in 2017.

The Committee recognizes that it is essential to receive objective advice from its compensation consultant. To that end, the Committee closely examines the procedures and safeguards that its compensation consultant takes to ensure that its services are objective. The Committee has assessed the independence of Compensia pursuant to SEC rules and concluded that its work for the Committee did not raise any conflict of interest.

### CEO and the Human Resources ("People") Department

The Committee works with members of our management team, including our CEO, our EVP, Chief Business Affairs and Legal Officer, our Senior Vice President, People, and our Vice President, Global Rewards to formulate the specific plan and award designs, including performance measures and performance levels, necessary to align our executive compensation program with our business objectives and strategies.

Generally, our CEO reviews with the Committee his performance evaluations of each of our other NEOs and his recommendations regarding base salary adjustments, annual incentive awards and long-term incentives to ensure that the Committee's decisions consider our corporate financial and operational results as well as individual performance. The Committee makes all final decisions regarding the compensation of our NEOs.

While certain members of management attended the meetings of the Committee in 2017 upon invitation, they did not attend executive sessions of the meetings nor do they attend the portion of Committee meetings at which their own compensation was discussed.

## USE OF PEER GROUP COMPARISONS

In deciding whether a company should be included in our peer group, the Committee generally considered the following screening criteria:

- revenue;
- market capitalization;
- historical growth rates;
- primary line of business;
- whether the company has a recognizable and well-regarded brand; and
- whether we compete with the company for talent, particularly in the competitive Bay Area labor market.

For each member of the peer group, one or more of the factors listed above was relevant for inclusion in the group, and, similarly, one or more of these factors may not have been relevant for inclusion in the group. In addition, although some of our peer group members may be larger than the Company in terms of revenue or market capitalization, the Committee has determined to include such companies as peer group members where such peer companies compete with the Company for talent, particularly in the competitive Bay Area labor market.

In considering our executive compensation program for 2017 and going forward, the Committee considered the peer group used in measuring performance plans, as well as its goals of rewarding performance and retaining core top talent. Traditionally, companies compare their performance against the performance of a group of companies whose business models are relatively similar to those of the company. Executive compensation programs are generally designed to reward performance that is relatively stronger than that of its peers. Executive compensation programs are also generally designed to roughly parallel the programs of members of the performance peer group because employees have historically been recruited by these competitors and we compete against them for talent.

Our peer group consists generally of "technology" companies and "financial" companies. This is intended to provide the Committee with insight into the differences across these two sectors in which we generally compete for executive talent. Our peer group for 2017 is composed of 12 technology companies, which generally reflect the companies with which we directly compete for talent, and eight financial companies, which generally reflect the companies with which we not only compete for talent but also to which we more closely compare our financial performance. This is the same peer group that was used for evaluating 2016 compensation decisions except for the removal of LinkedIn, Inc. because it was acquired by Microsoft. These companies are as follows:

**PEER GROUP COMPANIES**

Adobe Systems Incorporated
Alphabet Inc. (Google Inc.)
Amazon.com, Inc.
American Express Company
Apple Inc.
Discover Financial Services
Facebook, Inc.
First Data Corporation
Global Payments Inc.
Intuit Inc.
MasterCard Incorporated
Netflix, Inc.
Oracle Corporation
Salesforce.com, Inc.
Square, Inc.
Symantec Corporation
The Western Union Company
Twitter, Inc.
Visa Inc.
Worldpay, Inc. (Vantiv, Inc.)

■ **Technology Companies**    ■ **Financial Companies**

## STOCK OWNERSHIP GUIDELINES

Our Board has adopted robust stock ownership guidelines to better align the interests of our non-employee directors and executive officers with the interests of our stockholders and further promote our commitment to sound corporate governance. In January 2017, our Board approved revised stock ownership guidelines to align with changes to our executive leadership structure and to further emphasize the alignment of the interests of the newly promoted executive vice presidents with the interests of our stockholders. Under these guidelines, our executive officers are required to achieve ownership of our common stock valued at a multiple of their annual base salary:

- CEO — six times base salary
- EVPs — three times base salary

It is expected that each executive officer will meet his or her applicable guideline level within five years of his or her appointment to his or her position. Our stock ownership guidelines are available on our investor relations website at https://investor.paypal-corp.com/corporate-governance.cfm.

Prior to our executive officers satisfying their applicable guideline level, they are required to retain an amount equal to 25% of the net shares of our common stock received as the result of the exercise, vesting or payment of any equity awards granted to them.

Our non-employee directors are also subject to our stock ownership guidelines. The guideline level for each non-employee director is five times his or her annual retainer (excluding any additional retainer paid as a result of service as a Board chair, lead independent director, committee chair or committee member). Our non-employee directors are required to satisfy their guideline level within five years of joining the Board, and are expected to continuously own sufficient shares to satisfy the guideline once it is attained for as long as they remain a Board member.

Shares that count towards satisfaction of the stock ownership guidelines for our non-employee directors and executive officers include the following:

- shares owned outright by the director or executive officer, or his or her immediate family members residing in the same household;
- shares held in trust for the benefit of the director or executive officer, or his or her immediate family members; and
- vested deferred stock units, deferred restricted stock units or deferred performance stock units that may only be settled in shares of our common stock.

## HEDGING AND PLEDGING POLICY

Our insider trading policy prohibits members of our Board and executive officers from entering into any hedging or monetization transactions relating to our securities or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale, collar, or other derivative security. Our policy also prohibits the members of our Board and executive officers from pledging our common stock as collateral for any loans.

## CLAWBACK POLICY

The Committee has adopted a clawback policy that covers each officer employed as a vice president or in a more senior position (who we refer to as "covered employees"), and applies to incentive compensation, which includes any cash incentive award, equity-based award, or other incentive compensation award paid or awarded to any covered employee during the period in which he or she is designated as a covered employee. For all covered employees, the occurrence of either of the following events will trigger the policy: (a) an action or omission by the covered employee that constitutes a material violation of our Code of Business Conduct, or (b) an action or omission by the covered employee that results in material financial or reputational harm to the Company. In addition, for covered employees that are employed as a senior vice president (or in a more senior position) or as a vice president who is a member of the finance function, the following event will also trigger the policy: a material restatement of all or a portion of our financial statements that is the result of a supervisory or other failure by the covered employee.

Under the clawback policy, the Committee has the authority and discretion to determine whether an event covered by the policy has occurred and, depending on the facts and circumstances, may require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy that was paid or awarded to a covered employee. The forfeiture and/or repayment may include all or any portion of the following:

- any incentive compensation that is greater than the amount that would have been paid to the covered employee had the covered event been known;
- any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and

- any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the 12-month period preceding the date on which we had actual knowledge of the covered event or the full impact of the covered event was known, or such longer period of time as may be required by any applicable statute or government regulation.

## TAX AND ACCOUNTING CONSIDERATIONS

As a publicly traded company, we are limited by Section 162(m) of the Internal Revenue Code to a deduction for federal income tax purposes of up to $1 million of compensation paid to our CEO and certain of our other most highly compensated executive officers in a taxable year. Historically, compensation above $1 million could be deducted only if, by meeting certain technical requirements, it can be classified as "performance-based compensation." Although the Committee has historically used the requirements of Section 162(m) as a guideline, deductibility is not the sole factor it considers in assessing the appropriate levels and types of executive compensation. The Committee expressly retains the full discretion to forgo deductibility when it believes doing so is in our and our stockholders' best interests.

We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments (including stock options, restricted stock units, performance-based restricted stock units and other forms of equity compensation). The impact of FASB ASC Topic 718 has been taken into account by the Committee in determining to use a portfolio approach to our equity awards.

## COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on its review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2017 Annual Report on Form 10-K.

**The Compensation Committee of the Board**
David W. Dorman (Chairman)
Wences Casares
Jonathan Christodoro
Gail J. McGovern

# Compensation Tables

## 2017 Summary Compensation Table

The following table summarizes the total compensation earned by each of our named executive officers, or NEOs, for the fiscal year ended December 31, 2017 and, to the extent required under the SEC executive compensation disclosure rules, the fiscal years ended December 31, 2016 and December 31, 2015. The information provided below includes compensation earned by our NEOs for services provided to eBay prior to the separation in July 2015 (the "Separation").

| Name and Principal Position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Stock Awards[1] ($) (e) | Option Awards ($) (f) | Non-Equity Incentive Plan Compensation[2] ($) (g) | Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h) | All Other Compensation[3] ($) (i) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Daniel H. Schulman President and Chief Executive Officer | 2017 | 1,000,000 | — | 16,976,017 | — | 1,000,000 | — | 242,617 | 19,218,634 |
| | 2016 | 1,000,000 | — | 13,453,388 | — | 3,140,000 | — | 1,340,953 | 18,934,341 |
| | 2015 | 942,308 | — | 8,825,674 | 1,537,111 | 2,374,615 | — | 764,783 | 14,444,491 |
| John D. Rainey Chief Financial Officer and Executive Vice President, Global Customer Operations | 2017 | 650,000 | — | 5,645,887 | — | 325,000 | — | 2,010,800 | 8,631,687 |
| | 2016 | 650,000 | — | 4,139,520 | — | 979,875 | — | 4,165,313 | 9,934,708 |
| | 2015 | 212,500 | — | 8,369,049 | 706,251 | 241,188 | — | 1,153,558 | 10,682,546 |
| Gary J. Marino Executive Vice President, Chief Commercial Officer | 2017 | 550,000 | — | 6,598,408 | — | 240,625 | — | 10,800 | 7,399,833 |
| A. Louise Pentland Executive Vice President, Chief Business Affairs and Legal Officer | 2017 | 625,000 | — | 5,626,669 | — | 312,500 | — | 10,800 | 6,574,969 |
| | 2016 | 620,846 | — | 4,139,520 | — | 935,926 | — | 41,232 | 5,737,524 |
| | 2015 | 398,846 | — | 6,486,866 | 426,548 | 502,546 | — | 3,674,330 | 11,489,136 |
| William J. Ready Executive Vice President, Chief Operating Officer | 2017 | 650,000 | — | 25,202,553 | — | 325,000 | — | 10,800 | 26,188,353 |
| | 2016 | 580,000 | — | 4,656,955 | — | 910,600 | — | 10,600 | 6,158,155 |
| | 2015 | 372,308 | — | 1,585,208 | 270,794 | 320,045 | — | 10,600 | 2,558,955 |

[1] Amounts shown represent the grant date fair value of RSUs and PBRSUs (including 2017 AIP PBRSUs) granted to each of our NEOs as computed in accordance with FASB ASC Topic 718. The grant date fair value of RSUs is determined using the fair value of the underlying common stock on the grant date. The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 16 to the consolidated financial statements contained in the Company's 2017 Annual Report on Form 10-K. The estimated fair value of PBRSUs is calculated based on the probable outcome of the performance measures for the applicable performance period as of the date on which the awards are granted for accounting purposes. Assuming the highest level of performance is achieved under the applicable performance measures for the 2017-2019 PBRSUs and the 2017 AIP PBRSUs, the maximum possible value of the awards using the fair value of the underlying common stock on the date that the awards were granted for accounting purposes is presented below:

| Name | Maximum Value of 2017 AIP PBRSUs (as of Grant Date for Accounting Purposes) ($) | Maximum Value of 2017-2019 PBRSUs (as of Grant Date for Accounting Purposes) ($) |
|---|---|---|
| Mr. Schulman | 3,073,007 | 15,439,513 |
| Mr. Rainey | 998,767 | 5,146,504 |
| Mr. Marino | 845,104 | 6,175,856 |
| Ms. Pentland | 960,330 | 5,146,504 |
| Mr. Ready | 998,767 | 8,234,390 |

[2] Amounts represent cash (non-equity) performance-based compensation earned under the individual performance portion of the Company's annual incentive plan for fiscal 2017 (the "2017 AIP"). For 2017, the Company performance portion was delivered in PBRSUs and is reflected in the "Stock Awards" column. In fiscal 2016 and 2015, the entire amount of the annual incentive payout was delivered as cash compensation and reflected in this column. See "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based) Compensation for 2017" for a more detailed discussion.

[3] The dollar amounts for each perquisite and each other item of compensation shown in the "All Other Compensation" column and in this footnote represent the Company's incremental cost of providing the perquisite or other benefit to our NEOs, net of any amounts reimbursed by our NEOs, and are valued based on the amounts accrued for payment or paid to the service provider or NEO, as applicable. See "Compensation Discussion and Analysis—Compensation Framework—Other Compensation Elements" for additional discussions on these benefits. Amounts include the following perquisites and other items of compensation provided to our NEOs in 2017.

| Name | 401(k) Match[a] ($) | Other Payments and Benefits[b] ($) | Make Whole Payments[c] ($) | Total ($) |
|---|---|---|---|---|
| Mr. Schulman | 10,800 | 231,817 | — | 242,617 |
| Mr. Rainey | 10,800 | — | 2,000,000 | 2,010,800 |
| Mr. Marino | 10,800 | — | — | 10,800 |
| Ms. Pentland | 10,800 | — | — | 10,800 |
| Mr. Ready | 10,800 | — | — | 10,800 |

[a] Represents the amount of the Company match of 401(k) Plan contributions to the NEO.
[b] Represents amounts the Company paid related to personal security.
[c] Represents the amount of "make whole" payment made pursuant to the terms of such NEO's offer letter.

## 2017 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2017.

| Name (a) | Approval Date (b) | Grant Date (c) | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[(1)] Threshold ($)(d) | Target ($)(e) | Maximum ($)(f) | Estimated Future Payouts Under Equity Incentive Plan Awards[(2)] Threshold (#)(g) | Target (#)(h) | Maximum (#)(i) | All Other Stock Awards: Number of Shares of Stock or Units[(3)] (#)(j) | All Other Option Awards: Number of Securities Underlying Options (#)(k) | Exercise or Base Price of Option Awards ($/Sh)(l) | Grant Date Fair Value[(4)] ($)(m) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Daniel H. Schulman** | | | | | | | | | | | | |
| 2017 AIP – Cash | | | — | 500,000 | 1,000,000 | — | — | — | — | — | — | — |
| 2017 AIP – PBRSUs | 2/14/2017 | 2/15/2017 | — | — | — | 9,174 | 36,697 | 73,394 | — | — | — | 1,536,503 |
| 2017-2019 PBRSUs | 2/14/2017 | 3/1/2017 | — | — | — | 45,485 | 181,941 | 363,882 | — | — | — | 7,719,757 |
| RSUs | 2/14/2017 | 3/1/2017 | — | — | — | — | — | — | 181,941 | — | — | 7,719,757 |
| **John D. Rainey** | | | | | | | | | | | | |
| 2017 AIP – Cash | | | — | 162,500 | 325,000 | — | — | — | — | — | — | — |
| 2017 AIP – PBRSUs | 1/12/2017 | 2/15/2017 | — | — | — | 2,982 | 11,927 | 23,854 | — | — | — | 499,383 |
| 2017-2019 PBRSUs | 1/12/2017 | 3/1/2017 | — | — | — | 15,162 | 60,647 | 121,294 | — | — | — | 2,573,252 |
| RSUs | 1/12/2017 | 3/1/2017 | — | — | — | — | — | — | 60,647 | — | — | 2,573,252 |
| **Gary J. Marino** | | | | | | | | | | | | |
| 2017 AIP – Cash | | | — | 137,500 | 275,000 | — | — | — | — | — | — | — |
| 2017 AIP – PBRSUs | 1/12/2017 | 2/15/2017 | — | — | — | 2,523 | 10,092 | 20,184 | — | — | — | 422,552 |
| 2017-2019 PBRSUs | 1/12/2017 | 3/1/2017 | — | — | — | 18,194 | 72,777 | 145,554 | — | — | — | 3,087,928 |
| RSUs | 1/12/2017 | 3/1/2017 | — | — | — | — | — | — | 72,777 | — | — | 3,087,928 |
| **A. Louise Pentland** | | | | | | | | | | | | |
| 2017 AIP – Cash | | | — | 156,250 | 312,500 | — | — | — | — | — | — | — |
| 2017 AIP – PBRSUs | 1/12/2017 | 2/15/2017 | — | — | — | 2,867 | 11,468 | 22,936 | — | — | — | 480,165 |
| 2017-2019 PBRSUs | 1/12/2017 | 3/1/2017 | — | — | — | 15,162 | 60,647 | 121,294 | — | — | — | 2,573,252 |
| RSUs | 1/12/2017 | 3/1/2017 | — | — | — | — | — | — | 60,647 | — | — | 2,573,252 |
| **William J. Ready** | | | | | | | | | | | | |
| 2017 AIP – Cash | | | — | 162,500 | 325,000 | — | — | — | — | — | — | — |
| 2017 AIP – PBRSUs | 1/12/2017 | 2/15/2017 | — | — | — | 2,982 | 11,927 | 23,854 | — | — | — | 499,383 |
| 2017-2019 PBRSUs | 2/9/2017 | 3/1/2017 | — | — | — | 24,259 | 97,035 | 194,070 | — | — | — | 4,117,195 |
| RSUs | 2/9/2017 | 3/1/2017 | — | — | — | — | — | — | 97,035 | — | — | 4,117,195 |
| RSUs | 2/9/2017 | 3/1/2017 | — | — | — | — | — | — | 388,140 | — | — | 16,468,780 |

[1] The amounts shown represent potential non-equity incentive plan awards under the individual performance portion of the 2017 AIP. Maximum amounts represent 200% of the NEO's target bonus opportunity under the 2017 AIP. For a more complete description of the 2017 AIP, see "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based Compensation) for 2017."

[2] The amounts shown in the 2017 AIP – PBRSU row represent the AIP PBRSUs granted in 2017 under the PayPal Holdings, Inc. 2015 Equity Incentive Award Plan (the "2015 Plan") for the Company performance portion of the 2017 AIP. Amounts shown in the "threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2017 AIP PBRSUs vested on February 15, 2018 based on continued service through such date and performance from January 1, 2017 through December 31, 2017. For a more complete description of the 2017 AIP, see "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based Compensation) for 2017."

The amounts shown in the 2017-2019 PBRSUs row represent the 2017-2019 PBRSUs granted in 2017 under the 2015 Plan. Amounts shown in the "threshold" column represent 25% of the target number of shares, which represents the threshold performance of one of the two performance metrics. Awards are capped at the maximum of 200% of the target number of shares. The 2017-2019 PBRSUs will vest based on performance over the 2017-2019 performance period. See "Compensation Discussion and Analysis—Compensation Framework—Incentive (Performance-Based) Compensation for 2017—Long-Term Incentive Components—Performance-Based Restricted Stock Units (PBRSUs)" for more information.

[3] The amounts shown represent service-based RSUs granted in 2017 under the 2015 Plan. Other than Mr. Ready's grant of 388,140 RSUs, these RSUs become fully vested over three years, with 33 1/3% vesting on the first, second and third anniversaries of the date of grant. Mr. Ready's grant of 388,140 RSUs becomes fully vested after four years, with 50% vesting on the second anniversary of the date of grant and 25% vesting on each of the third and fourth anniversaries of the date of grant. See "Compensation Discussion and Analysis—Compensation Framework—No Performance Determinations Related to Previously Awarded PBRSUs in 2017—Restricted Stock Units" for more information.

[4] Represents the grant date fair value determined in accordance with FASB ASC Topic 718. For stock awards, the grant date was calculated by multiplying the closing price of the underlying common stock on the date of grant by the number of stock awards granted. For the 2017 AIP PBRSUs and the 2017-2019 PBRSUs, the grant date fair value assumes the probable outcome of the performance conditions applicable thereto. See footnote 1 to the "2017 Summary Compensation Table" for more information. The assumptions used by the Company in calculating the grant date fair value of the stock awards are incorporated herein by reference to Note 16 to the consolidated financial statements contained in the Company's 2017 Annual Report on Form 10-K.

## 2017 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards for each of our NEOs as of December 31, 2017.

| | Option Awards | | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#) | Option Exercise Price($) | Option Grant Date | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested(#) | Market Value Shares or Units of Stock That Have Not Vested ($)[(1)] | Stock Award Grant Date | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(1)] |
| Daniel H. Schulman | 131,433 | 30,331[3] | | 31.56 | 10/15/2014 | 10/15/2021 | | | | | |
| | 96,822 | 48,412[2] | | 35.88 | 4/1/2015 | 4/1/2022 | | | | | |
| | 18,418 | 12,067[2] | | 41.64 | 7/17/2015 | 7/17/2022 | | | | | |
| | | | | | | | 33,701[4] | 2,481,068 | 10/15/2014 | | |
| | | | | | | | 36,308[4] | 2,672,995 | 4/1/2015 | | |
| | | | | | | | 7,621[4] | 561,058 | 7/17/2015 | | |
| | | | | | | | 109,110[9] | 8,032,678 | 4/1/2016 | | |
| | | | | | | | 125,871[7] | 9,266,623 | 3/16/2015 | | |
| | | | | | | | 26,419[7] | 1,944,967 | 7/17/2015 | | |
| | | | | | | | 181,941[9] | 13,394,496 | 3/1/2017 | | |
| | | | | | | | 67,889[13] | 4,997,988 | 2/15/2017 | | |
| | | | | | | | | | | 178,469[11] | 13,138,888 |
| | | | | | | | | | | 181,941[5] | 13,394,496 |
| John D. Rainey | 50,977 | 36,413[3] | | 33.80 | 9/15/2015 | 9/15/2022 | | | | | |
| | | | | | | | 43,694[9] | 3,216,752 | 9/15/2015 | | |
| | | | | | | | 21,847[4] | 1,608,376 | 9/15/2015 | | |
| | | | | | | | 33,572[9] | 2,471,571 | 4/1/2016 | | |
| | | | | | | | 75,738[7] | 5,575,832 | 9/15/2015 | | |
| | | | | | | | 60,647[9] | 4,464,832 | 3/1/2017 | | |
| | | | | | | | 22,065[13] | 1,624,425 | 2/15/2017 | | |
| | | | | | | | | | | 54,914[11] | 4,042,769 |
| | | | | | | | | | | 60,647[5] | 4,464,832 |
| Gary J. Marino | 1,368 | 1,369[2] | | 35.20 | 4/1/2014 | 4/1/2021 | | | | | |
| | 2,689 | 10,759[2] | | 35.88 | 4/1/2015 | 4/1/2022 | | | | | |
| | 1,345 | 5,380[2] | | 35.88 | 4/1/2015 | 4/1/2022 | | | | | |
| | | | | | | | 2,052[12] | 151,068 | 4/1/2014 | | |
| | | | | | | | 4,034[4] | 296,983 | 4/1/2015 | | |
| | | | | | | | 8,068[4] | 593,966 | 4/1/2015 | | |
| | | | | | | | 25,179[9] | 1,853,678 | 4/1/2016 | | |
| | | | | | | | 72,777[9] | 5,357,843 | 3/1/2017 | | |
| | | | | | | | 6,993[8] | 514,825 | 3/16/2015 | | |
| | | | | | | | 13,987[8] | 1,029,723 | 3/16/2015 | | |
| | | | | | | | 18,670[13] | 1,374,485 | 2/15/2017 | | |
| | | | | | | | | | | 41,186[11] | 3,032,113 |
| | | | | | | | | | | 72,777[5] | 5,357,843 |

| | Option Awards | | | | | | Stock Awards | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#) | Option Exercise Price($) | Option Grant Date | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested(#) | Market Value Shares or Units of Stock That Have Not Vested ($)[1] | Stock Award Grant Date | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| A. Louise Pentland | 32,599 | 16,300[3] | | 37.31 | 5/15/2015 | 5/15/2022 | | | | | |
| | | | | | | | 12,224[4] | 899,931 | 5/15/2015 | | |
| | | | | | | | 54,332[4] | 3,999,922 | 5/15/2015 | | |
| | | | | | | | 33,572[9] | 2,471,571 | 4/1/2016 | | |
| | | | | | | | 21,190[8] | 1,560,008 | 5/15/2015 | | |
| | | | | | | | 60,647[9] | 4,464,832 | 3/1/2017 | | |
| | | | | | | | 21,216[13] | 1,561,922 | 2/15/2017 | | |
| | | | | | | | | | | 54,914[11] | 4,042,769 |
| | | | | | | | | | | 60,647[5] | 4,464,832 |
| William J. Ready | 21,516 | 10,759[2] | | 35.88 | 4/1/2015 | 4/1/2022 | | | | | |
| | | | | | | | 25,094[6] | 1,847,420 | 1/15/2014 | | |
| | | | | | | | 5,340[6] | 393,131 | 1/15/2014 | | |
| | | | | | | | 8,068[4] | 593,966 | 4/1/2015 | | |
| | | | | | | | 37,768[9] | 2,780,480 | 4/1/2016 | | |
| | | | | | | | 13,986[8] | 1,029,649 | 3/16/2015 | | |
| | | | | | | | 97,035[9] | 7,143,717 | 3/1/2017 | | |
| | | | | | | | 388,140[10] | 28,574,867 | 3/1/2017 | | |
| | | | | | | | 22,065[13] | 1,624,425 | 2/15/2017 | | |
| | | | | | | | | | | 61,778[11] | 4,548,096 |
| | | | | | | | | | | 97,035[5] | 7,143,717 |

[1] Market Value is calculated based on the closing price of $73.62 of our common stock on December 29, 2017.

[2] Becomes fully vested after four years, with 12.5% vesting on the six-month anniversary of the grant date, and 1/48th vesting monthly thereafter.

[3] Becomes fully vested after four years, with 25% vesting on the one-year anniversary of September 30, 2014, and 1/48th vesting monthly thereafter.

[4] Becomes fully vested after four years, with 25% vesting on each of the first four anniversaries of the grant date.

[5] The amounts reported in this row are based on achieving target performance goals for the PBRSU awards granted in 2017, as performance for the 2017-2019 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. The PBRSUs earned based on Company performance will vest 100% on March 1, 2020, subject to the NEO's continued employment through the vesting date.

[6] Becomes fully vested after four years, with 20% vesting on the second anniversary of the grant date, and 3.33% vesting monthly thereafter.

[7] PBRSU award. Earned in connection with the 2015-2016 performance period, with 100% vested on March 1, 2018 (the first anniversary of the RSU grant date).

[8] PBRSU award. Earned in connection with the 2015-2016 performance period, with 50% vested on March 1, 2017 (the RSU grant date) and the remaining 50% vesting on March 1, 2018 (the first anniversary of the grant date).

[9] Becomes fully vested over three years, with 33 1/3% vesting on the first, second and third anniversaries of the date of grant.

[10] Becomes fully vested after four years, with 50% vesting on the second anniversary of the date of grant and 25% vesting on each of the third and fourth anniversaries of the date of grant.

[11] The amounts reported in this row are based on achieving target performance goals for the PBRSU awards granted in 2016, as performance for the 2016-2018 performance period is measured on a cumulative basis and is not determinable until the end of the three-year performance period. The PBRSU awards vest based on the Company's performance over the three-year performance period with respect to the FX-Neutral Revenue CAGR and Free Cash Flow CAGR goals. PBRSUs earned based on Company performance will vest 100% on March 1, 2019, subject to the NEO's continued employment through the vesting date.

[12] Becomes fully vested after four years, with 33 1/3% vesting on the second anniversary of the grant date, and 33 1/3% vesting on the third and fourth anniversaries of the grant date.

[13] 2017 AIP Share award. Represents unearned shares under the 2017 AIP granted in 2017, subject to the achievement of the performance goals over the one-year performance period from January 1, 2017 through December 31, 2017. Following the performance period, AIP Shares are earned based on Company performance, with 100% vested on February 15, 2018.

## 2017 Option Exercises and Stock Vested

The following table sets forth the number of shares acquired and the value realized upon exercise of stock options and the vesting of stock awards by each of our NEOs for the fiscal year ended December 31, 2017.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Daniel H. Schulman | — | — | 151,474 | 7,411,656 |
| John D. Rainey | — | — | 71,406 | 4,135,864 |
| Gary J. Marino | 12,310 | 135,339 | 50,912 | 2,173,738 |
| A. Louise Pentland | — | — | 71,256 | 3,277,564 |
| William J. Ready | — | — | 402,100 | 21,895,123 |

## 2017 Non-Qualified Deferred Compensation

All NEOs are eligible to participate in the PayPal Holdings, Inc. Deferred Compensation Plan (the "DCP"); however, none of our NEOs participated in the DCP in 2017.

The DCP is a non-qualified voluntary deferred compensation plan that allows participants to defer certain amounts of compensation. The DCP provides a supplement to our 401(k) Plan and permits personal savings beyond the IRS contribution limits on qualified plans. All amounts deferred under the DCP are reflected in book-keeping accounts. Each participant is permitted to elect to defer annually, in any whole percentages: (i) from 5% to 50% of base salary; (ii) from 5% to 100% of the incentive award earned by the participant under the AIP; and (iii) from 5% to 100% of RSUs, subject to certain limitations pursuant to the terms of the DCP and rounded to the nearest whole share. All amounts deferred under the DCP are fully vested. The DCP has been designed so that federal and state income taxes on the monies deferred are not due until such time as the account balance is paid to a participant. Participants can elect distribution of their account balances from a given year to be paid to them while they are still working or they can elect to have payments made to them in the event of their separation from service with us. Payments can be made in a lump sum payment or as annual installments over a period of greater than two years and less than fifteen years.

The return on the deferred amounts is linked to the performance of market-based investment choices made available to participants under the DCP. While the deferred dollars are not actually invested in the investment fund(s), earnings or losses of the tracking fund are applied to the participant's deferral dollars as if they were invested in the fund(s). Participants may make changes to their investment choices daily.

# Potential Payments Upon Termination or Change in Control

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for each of our NEOs, under the circumstances described below, assuming that his or her employment was terminated or a change in control occurred on December 31, 2017. Because our executive compensation program is heavily weighted towards equity-based compensation, a significant percentage of the compensation to be received by our NEOs upon a termination of employment under the circumstances described below relates to the settlement of outstanding equity awards. Please see the 2017 Outstanding Equity Awards at Fiscal Year-End table for further information regarding outstanding equity awards granted to the NEOs in 2017 and in prior years.

| Name | Voluntary Termination ($)(a)[1] | Involuntary Termination Outside of Change in Control Period ($)(b)[2][3] | Involuntary Termination Within Change in Control Period ($)(c)[2][3] | Death or Disability ($)(d)[2][3][4] |
|---|---|---|---|---|
| Daniel H. Schulman | — | 38,678,674 | 78,644,277 | 50,516,578 |
| John D. Rainey | — | 16,440,379 | 31,207,962 | 21,341,869 |
| Gary J. Marino | 3,789,326 | 7,528,515 | 22,248,338 | 19,533,213 |
| A. Louise Pentland | — | 9,617,392 | 26,404,398 | 16,482,656 |
| William J. Ready | 2,240,551 | 23,354,560 | 58,970,902 | 35,966,934 |

[1] For Mr. Marino, the amount reflects his retirement-eligibility with respect to the RSUs, as discussed below. Further, pursuant to the PBRSU award agreement provisions, the PBRSUs will vest on a prorated basis based on the number of full months of service during the performance period and actual performance during the entire performance period. The estimated value for outstanding PBRSUs, assuming a December 31, 2017 termination and target performance, was $3,807,356.

[2] Amounts do not take into account potential reductions due to "best net pay" provisions in respective agreements and the CIC Severance Plan, as more fully discussed below.

[3] Amounts assume cash payments equal to the value of equity awards (and for purposes of column (c) for all NEOs and column (d) for Mr. Marino, target performance of outstanding PBRSUs), as more fully discussed below.

[4] For Mr. Marino, amount reflects the death and disability provisions under the terms of the CIC Severance Plan, as more fully discussed below.

## VOLUNTARY TERMINATION (COLUMN (a))

### Severance Arrangement for Mr. Ready

The eBay compensation committee approved entering into an agreement with Mr. Ready prior to the Separation. Assuming a termination date of December 31, 2017, Mr. Ready would be entitled to the following under the terms of that agreement in the event that he elected to resign from employment:

- a cash amount equal to the value of the equity subject to the RSUs granted on January 15, 2014, that would otherwise have vested in the six months following the termination date.

### Retirement Benefits for Mr. Marino

Mr. Marino is retirement-eligible under the 2016-2018 PBRSU and 2017-2019 PBRSU award agreements. Pursuant to the PBRSU award agreement provisions, in the event Mr. Marino voluntarily resigns at a time when he has attained at least 60 years of age and completed at least five years of service ("Retires"), the PBRSUs will vest on a prorated basis based on the number of full months of service during the performance period and actual performance during the entire performance period, and settled following the performance period. Mr. Marino is also eligible for prorated vesting of RSUs. In the event he Retires, Mr. Marino would receive prorated vesting of the next tranche of RSUs that would have vested following his Retirement.

## INVOLUNTARY TERMINATION OTHER THAN FOR CAUSE (COLUMN (b))

### Severance Arrangements for Involuntary Termination Other Than for Cause for Messrs. Schulman, Rainey and Ready and Ms. Pentland

Each of Messrs. Schulman, Rainey and Ready and Ms. Pentland entered into separate agreements with the Company. Assuming a termination date of December 31, 2017 each of Messrs. Schulman, Rainey and Ready and Ms. Pentland would be entitled to the following under the terms of their respective agreements in the event that his or her employment with us was terminated outside of the "change in control period," which is defined as more than 90 days prior to or more than 24 months following a "change in control" (as defined in the 2015 Plan), either (a) by us for any reason other than "cause", "disability" or death or (b) by Messrs. Schulman and Rainey and Ms. Pentland for "good reason" (as each term is defined in the respective agreements), subject to the executive's execution of a release of claims:

- for Mr. Schulman, a cash payment equal to two times the sum of (a) annual base salary and (b) target bonus amount; for Mr. Rainey, a cash payment equal to 1.5 times the sum of (a) annual base salary and (b) target bonus amount; and for Ms. Pentland and Mr. Ready, a cash payment equal to one times the sum of (a) annual base salary and (b) target bonus amount ("Agreement Severance Payment");
- a prorated annual cash bonus for the year of termination based on actual company performance ("Prorated Cash Incentive Award");
- for Mr. Schulman, a cash payment equal to the value of the unvested initial equity awards and "make whole" RSU awards (where value is determined using the average closing price of the Company's common stock for the 10 consecutive trading days

ending on and including the trading day immediately prior to the termination date (the "Average Closing Price")) and for Mr. Rainey, the unvested supplemental RSUs that were granted pursuant to his offer letter (where value is determined using the Average Closing Price);

- for Messrs. Schulman and Rainey and Ms. Pentland, a cash payment equal to the value of any other unvested equity awards that are outstanding and unvested that otherwise would have become vested within 12 months following date of termination of employment (where value is determined using the Average Closing Price and the Valuation Assumptions as defined in the respective agreements); and
- for Mr. Ready, if terminated without "cause," a cash amount equal to the value of any other equity awards that are outstanding and unvested as of the date of termination which otherwise would have become vested pursuant to their vesting schedules within 12 months following the termination date (where value is determined using the Average Closing Price and the Valuation Assumptions, as defined in his agreement).

### Severance Arrangements for Involuntary Termination Other than for Cause for Participants in the PayPal Holdings, Inc. SVP and Above Standard Severance Plan

As of the end of fiscal 2017, Mr. Marino was eligible to participate in the PayPal Holdings, Inc. SVP and Above Standard Severance Plan (the "Severance Plan").

The Severance Plan provides eligible employees with severance payments and benefits in the event that an eligible employee's employment with us or one of our subsidiaries, affiliates or a successor company is involuntarily terminated without "cause" (as defined in the Severance Plan) by us outside of the "change in control period" (as defined above), subject to the employee's execution of a release of claims, as follows:

- a cash payment equal to one times the sum of (a) annual base salary and (b) target bonus amount;
- a Prorated Cash Incentive Award;
- if the NEO is employed by the Company in the U.S., participates in the Company's health insurance plan and is eligible to continue to participate in the plan under COBRA, such NEO will receive a lump sum cash payment equal to the product of (i) the monthly premium payable by the NEO for himself (and his eligible dependents) under the Company's health insurance plan in which he participates immediately prior to the employment termination date and (ii) 24;
- accelerated vesting of time-based equity awards that would have otherwise become vested pursuant to their ordinary vesting schedule within the 12 months following the employment termination date, settled in a lump sum, through vesting of stock, payment of cash in lieu of vesting shares of stock, or a combination thereof;
- for performance-based equity awards, any such award will remain outstanding and eligible to vest, based solely on the achievement of the Company performance targets upon which the awards are subject for any performance period that ends within the first anniversary of the NEO's employment termination date; and to the extent such performance targets are determined to have been achieved following the completion of the performance period, the NEO will be treated as though immediately vested in that percentage of the resulting amount of such equity award that would, on or prior to such first anniversary, have otherwise become vested pursuant to the existing vesting schedule that would have applied to such equity awards, to be settled in lump sum, through vesting of stock, payment of cash in lieu of vesting shares of stock, or a combination thereof; and
- in the event the Company elects to settle any such equity awards through the payment of cash in lieu of vesting shares of stock, the Company will pay the NEO a lump sum cash amount equal to the value of all of the equity awards that are treated as though vested in accordance with the foregoing bullet points (where value is determined using the Average Closing Price).

## CHANGE IN CONTROL (COLUMN (c))

### Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Messrs. Schulman, Rainey and Ready and Ms. Pentland

Each of Messrs. Schulman, Rainey, and Ready and Ms. Pentland would be entitled to receive the following under their respective agreements if a "change in control" (as defined in the 2015 Plan) occurred as of December 31, 2017 and his or her employment with us was terminated within the "change in control period," either (a) by us for any reason other than "cause," "disability" or death or (b) by the executive for "good reason" (as each term is defined in the respective agreements), subject to the executive's execution of a release of claims:

- Agreement Severance Payment; provided, however, that Ms. Pentland and Mr. Ready would be eligible to receive a cash payment equal to two times the sum of (a) annual base salary, and (b) target bonus amount;
- Prorated Cash Incentive Award; and
- a cash payment equal to the value of all unvested equity awards outstanding (where value is determined using the Average Closing Price and the Valuation Assumptions).

Under each respective agreement, in the event any payments or benefits constitute "golden parachute payments" within the meaning of Section 280G of the Internal Revenue Code ("IRC") and would be subject to the excise tax imposed by IRC Section 4999, such payments or benefits will be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the executive receiving a higher net-after tax amount than such executive would have received absent such reduction (the "best net pay" provision).

### Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Participants in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees

As of the end of fiscal 2017, Mr. Marino was eligible to participate in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees (the "CIC Severance Plan"). Under the terms of the CIC Severance Plan, Mr. Marino would have been entitled to receive the following if a "change in control" (as defined in the 2015 Plan) occurred as of December 31, 2017 and his employment with us is terminated within the "change in control period," either (a) by us for any reason other than "cause," "disability" or death or (b) by the executive for "good reason" (as each of those terms is defined in the CIC Severance Plan), subject to the executive's execution of a release of claims:

- a lump sum cash payment of the annual cash bonus that the executive would have earned assuming achievement of target performance, as applicable in respect of the fiscal year in which the termination occurs; except, if the employee's bonus is intended to constitute performance-based compensation within the meaning of IRC Section 162(m), the bonus will be paid based on actual company performance through the date of termination;
- a lump sum cash payment equal to the product of (a) the sum of the executive's base salary (in effect upon the occurrence of the termination event) and target bonus (for the bonus year in which the separation occurs), and (b) two;
- if the employee is employed by the Company in the U.S., participates in the Company's health insurance plan and is eligible to continue to participate in the plan under COBRA, such NEO will receive a lump sum cash payment equal to the product of (i) the monthly premium payable by the NEO for himself (and his eligible dependents) under the Company's health insurance plan in which he participates immediately prior to the employment termination date and (ii) 48; and
- the eligible employee's unvested time-vested equity awards will be treated as fully vested. If the termination occurs during a performance period with respect to an award of PBRSUs, such award will be deemed earned assuming achievement of target performance for purposes of determining the number of awards that will be treated as becoming immediately vested; however, if the employee's awards are intended to constitute performance-based compensation subject to IRC Section 162(m), such awards will remain outstanding and only be treated as becoming fully vested if and to the extent that they otherwise would have become earned based on actual company performance through the end of the applicable performance period. Settlement of the awards will be through either the vesting of common stock under the award or, in lieu thereof, payment in cash or a combination thereof, at our discretion. In general, if a cash payment is made in lieu of vesting an award, the value of the unvested award is determined using the average closing price of our common stock for the 10 consecutive trading days ending on and including the trading day immediately prior to the date of separation or at the end of the performance period, as applicable.

The payment of all of the benefits described above will be within 90 days following the termination of employment, except as noted above.

Under the CIC Severance Plan, in the event any payments or benefits constitute "golden parachute payments" within the meaning of IRC Section 280G and would be subject to the excise tax imposed by IRC Section 4999, such payments or benefits will be reduced to the maximum amount that does not result in the imposition of such excise tax, but only if such reduction results in the officer receiving a higher net-after tax amount than such officer would have received absent such reduction (the "best net pay" provision).

### Change in Control—Equity Awards

PayPal has not entered into any arrangements with any of its NEOs to provide "single trigger" change in control payments. The 2015 Plan generally provides for the acceleration of vesting of awards granted under the plans upon a change in control (as defined in the applicable plan) only if the acquiring entity does not agree to assume or continue the awards. Under the terms of the 2015 Plan, for purposes of determining payouts in connection with or following a change in control, PBRSU performance will be based on applicable performance metrics through the date of change in control. These provisions generally apply to all holders of awards under the equity incentive plans.

## DEATH OR DISABILITY (COLUMN (d))

### Severance Arrangements in the Event of Death or Disability

Under the terms of the respective agreements of Messrs. Schulman, Rainey and Ready and Ms. Pentland, if such executive's employment terminates due to his or her death or disability, he or she will be entitled to receive a cash payment equal to the value of any unvested equity awards that would have otherwise vested within 24 months of his or her termination date (where value is determined using the Average Closing Price and the Valuation Assumptions).

Under the terms of the Severance Plan, Mr. Marino will be entitled to accelerated vesting of any unvested equity awards that would have otherwise vested within 24 months of the termination date. For purposes of the foregoing sentence, if the termination date occurs during the performance period of a performance-based equity award, then such award will be deemed to be fully earned assuming achievement at target. In the event the Company elects to settle any such awards through the payment of cash in lieu of vesting shares of stock, the Company will pay a lump sum cash amount equal to the value of all of the equity awards that are treated as though vested in accordance with the foregoing (where value is determined using the Average Closing Price).

Under the terms of the CIC Severance Plan, if Mr. Marino dies or becomes disabled at any time during the change in control period, his unvested equity awards will be treated as fully vested and be settled in the same manner as described above in "Severance Arrangements for an Involuntary Termination in Connection with a Change in Control for Participants in the PayPal Holdings, Inc. Change in Control Severance Plan for Key Employees."

# CEO Pay Ratio Disclosure

We are providing the following information about the relationship of the annual total compensation of Mr. Schulman, our CEO, to the median of the annual total compensation of our employees, which we refer to as the "pay ratio." We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

For 2017, our last completed fiscal year, the median of the annual total compensation of the Company's employees (other than our CEO) was $70,228, and the annual total compensation of our CEO, as reported in the "Total" column of the "2017 Summary Compensation Table" elsewhere in this Proxy Statement, was $19,218,634.

Based on this information, for 2017, we estimate that the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 274:1.

## Methodology for Determining Our Median Employee

We selected December 31, 2017 (the last day of our fiscal year) as the date for identifying our median employee. As of that date, we compiled compensation information for all of our employees worldwide, except that we excluded employees of Swift Financial (representing approximately 230 employees), which we acquired in September 2017. For purposes of identifying the median employee from our global employee population, we compared the amount of base salary, allowances, short-term incentives and other bonuses paid during 2017 and the intended grant value related to any long-term incentive equity awards granted during 2017, as reflected in our global human resource and equity management systems. The elements in this compensation measure are representative of the principal forms of compensation delivered to our employees. We identified our median employee using this compensation measure, which was consistently applied to all employees included in the calculation.

Once we identified our median employee, we identified and calculated the elements of that employee's compensation for 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $70,228. For the annual total compensation of our CEO, we used the amount reported in the "Total" column of our "2017 Summary Compensation Table" elsewhere in this Proxy Statement.

# Equity Compensation Plan Information

The following table gives information about shares of our common stock that may be issued upon the exercise of options and rights under our equity compensation plans as of December 31, 2017. We refer to these plans and grants collectively as our Equity Compensation Plans.

| Plan Category | (a)<br>Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights | (b)<br>Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights ($) | (c)<br>Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) |
|---|---|---|---|
| Equity Compensation Plans approved by security holders | 39,860,180[1] | 31.9471[2] | 46,583,737[3] |
| Equity Compensation Plans not approved by security holders | 745,066[4] | 17.9094[2] | — |
| Total | 40,605,246 | 28.8831 | 46,583,737 |

[1] Includes (a) 28,266,756 shares of our common stock issuable pursuant to RSUs under our 2015 Equity Incentive Award Plan, as amended and restated, or our 2015 Plan, (b) 1,883,587 shares of our common stock issuable pursuant to stock options under our 2015 Plan, (c) 262,201 shares of our common stock issuable pursuant to DSUs under our 2015 Plan, and (d) 4,758,857 shares of common stock issuable from outstanding 2017 AIP Shares awarded under the 2017 AIP (representing the actual number of shares that were earned based on actual Company performance for the one-year performance period ending December 31, 2017), 2,320,616 shares of our common stock issuable from outstanding PBRSUs awarded under the 2017-2019 PBRSUs (representing the maximum number of shares assuming maximum achievement), 2,013,702 shares of our common stock issuable from outstanding PBRSUs awarded under the 2016-2018 PBRSUs (representing the maximum number of shares assuming maximum achievement), and 354,461 shares of our common stock issuable from outstanding PBRSUs awarded under the 2015-2016 PBRSUs (representing the actual number of shares that were based on actual Company performance for the two-year performance period ending December 31, 2016). RSUs and DSUs each represent an unfunded, unsecured right to receive shares of Company common stock. The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Does not include outstanding RSUs or DSUs.

[3] Includes 5,379,896 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan, as of December 31, 2017.

[4] Represents shares of our common stock to be issued upon exercise of outstanding options or vesting of RSUs assumed from the Modest and Xoom stock plans as part of our acquisitions in 2015 and from the Tio Networks and Swift Financial stock plans as part of our acquisitions in 2017. We do not intend to make further grants of any awards under these plans.

# Proposal 3 — Approval of the Amended and Restated 2015 Equity Incentive Award Plan

We are seeking stockholder approval to amend and restate our 2015 Equity Incentive Award Plan (the "2015 Plan") to increase the number of shares of Common Stock of the Company (the "Shares") reserved for issuance under the 2015 Plan by an additional 37 million Shares. We believe that our continuing ability to offer equity incentive awards under the 2015 Plan is critical to our ability to attract, motivate and retain qualified personnel, particularly as we grow and in light of the highly competitive market for employee talent in which we operate. The proposed amendments to the 2015 Plan also:

- take into account the Tax Cuts and Jobs Act and the impact on Section 162(m);
- revise the minimum vesting provision to reflect that no portion of any awards granted under the 2015 Plan following the Annual Meeting shall vest before the one-year anniversary of the date of grant, with certain limited exceptions (the previous minimum vesting provision applied only to full value awards and allowed awards to become vested on one or more vesting dates over a period of not less than three years, or in the case of vesting based on attainment of performance based objectives, over a period of not less than one year measured from the commencement of the period over which performance is evaluated);
- revise to provide that dividend payments may not be made prior to vesting for all award types;
- revise the definition of "Effective Date" under the 2015 Plan to be the date the Plan was last approved by our stockholders; and
- revise various other provisions related to the administration and interpretation of the 2015 Plan.

The Board has determined that it is in the best interests of the Company and its stockholders to approve this proposal. The Board, upon the recommendation of the Compensation Committee, has approved the amended and restated 2015 Plan, including the increase of Shares reserved for issuance, subject to stockholder approval, and recommends that stockholders vote in favor of this proposal at the Annual Meeting.

If our stockholders approve this proposal, the amended and restated 2015 Plan, including the increase of Shares reserved for issuance, will become effective as of the date of stockholder approval. If our stockholders do not approve this proposal, the amended and restated 2015 Plan and Share increase will not take effect, and our 2015 Plan will continue to be administered in its current form. Our executive officers and directors have an interest in this proposal by virtue of their being eligible to receive equity awards under the 2015 Plan. References to the 2015 Plan in the remainder of this discussion refer to the amended and restated 2015 Plan as if this proposal is approved by our stockholders, unless otherwise specified or the context otherwise references the 2015 Plan prior to it being amended and restated.

## Increasing the Number of Shares Reserved for Issuance under the 2015 Plan

### BACKGROUND

The 2015 Plan was initially adopted by the Board in June 2015 and approved by the Company's sole stockholder (eBay Inc.) prior to the Separation. In March 2016, the Board approved an amendment and restatement of the 2015 Plan, which among other items, modified the plan terms with respect to minimum vesting, revised the "fungible share" ratio, and added a director limit on annual equity awards, but did not increase the number of Shares available under the 2015 Plan. At our 2016 annual meeting held in May 2016, our stockholders approved the amendment and restatement of the 2015 Plan.

As described in more detail below, the initial Share reserve under the 2015 Plan was 108 million Shares.

### SHARES AVAILABLE FOR FUTURE AWARDS

As of April 3, 2018, approximately 34,172,172 Shares remained available for grant under the 2015 Plan. The Board believes that additional Shares are necessary to meet the Company's anticipated equity compensation needs. Following the proposed Share increase, we expect that Shares under the 2015 Plan will last approximately three to four years. This estimate is based on a forecast that takes into account our anticipated hiring needs and an estimated range of our stock price over time.

### REASONS FOR VOTING FOR THE PROPOSAL

#### Long-Term Equity is a Key Component of our Compensation Objective

Our comprehensive equity incentive program is designed to enable the Company to attract, retain and reward our employees, non-employee directors and other persons providing services to the Company and its subsidiaries. The Board also believes that equity compensation is essential to link executive compensation with long-term stockholder value creation. Equity compensation represents a significant portion of the compensation package for our key employees. Since our equity awards generally vest over several years, the value ultimately realized from these awards depends on the value of our Shares at the time of vesting. We strongly believe that granting equity awards motivates employees to think and act like owners, rewarding them when value is created for stockholders.

We Manage Our Equity Incentive Program Thoughtfully

We manage our long-term stockholder dilution by closely managing the number of equity awards granted annually. We grant what we believe is an appropriate amount of equity necessary to attract, reward and retain employees. Our three-year average burn rate, which we define as the number of Shares subject to equity awards granted under the 2015 Plan in a fiscal year divided by the weighted average Shares outstanding for that fiscal year, was 1.45% for fiscal years 2015 through 2017.

As of April 3, 2018, equity awards outstanding under our equity plans were approximately: 1,469,694 stock options, 0 restricted shares, 25,706,529 restricted stock units and 4,322,547 performance-based restricted stock units (at target). An additional 426,922 stock options, 164,053 restricted stock units, and 46 unvested restricted shares were outstanding under equity awards that had been assumed in connection with mergers and other corporate transactions as of April 3, 2018. As of April 3, 2018, we had 1,187,180,992 Shares outstanding. Accordingly, excluding our employee stock purchase plan, our approximately 32,074,690 outstanding shares underlying awards (not including awards under our employee stock purchase plan) plus approximately 34,172,172 Shares available for future grant under our equity plans as of April 3, 2018 represented approximately 6% of our Shares outstanding (commonly referred to as the "overhang").

As of April 3, 2018, the average weighted per share exercise price of all outstanding stock options (whether granted under our equity plans or assumed in connection with corporate transactions) was $29.4110 and the weighted average remaining contractual term was 4.06 years.

The 2015 Plan Incorporates Good Compensation and Governance Practices

- **Administration**. The 2015 Plan is administered by the Compensation Committee of the Board, which is comprised entirely of independent non-employee directors.
- **Minimum vesting for equity awards**. The 2015 Plan provides that no portion of any award granted under the 2015 Plan following the Annual Meeting may vest before the one-year anniversary of the date of grant. The foregoing is subject to a 5% carve-out, as discussed in further detail below.
- **Stockholder approval is required for additional Shares.** The 2015 Plan does not contain an annual "evergreen" provision but instead reserves a fixed maximum number of Shares for issuance. Stockholder approval is required to increase that number.
- **Explicit prohibition on repricing without stockholder approval.** The 2015 Plan prohibits the repricing, cash-out or other exchange of underwater stock options and stock appreciation rights without prior stockholder approval.
- **No discounted stock options or stock appreciation rights.** The 2015 Plan requires that stock options and stock appreciation rights issued under it must have an exercise price equal to at least the fair market value of a Share on the date the award is granted, except in certain situations in which we are assuming or replacing options granted by another company that we are acquiring.
- **No dividends paid on awards prior to vest and no dividend equivalents on options or stock appreciation rights.** The 2015 Plan provides that dividends credited or payable or dividend equivalents in connection with any award granted under the 2015 Plan are subject to the same restrictions as the underlying award and will not be paid until the underlying award vests. Further, no dividend equivalents are payable with respect to options or stock appreciation rights.
- **Share counting provisions.** In general, when awards granted under the 2015 Plan expire or are canceled without having been fully exercised, or are settled in cash, the Shares reserved for those awards are returned to the Share reserve and become available for future awards. If Shares are tendered to us or withheld by us to satisfy an award's tax withholding obligations or pay a stock option's or stock appreciation right's exercise price, those Shares do not become available for future awards.
- **Full-value awards count more heavily in reducing the 2015 Plan share reserve.** The 2015 Plan uses a "fungible share" concept, under which stock options and stock appreciation rights reduce the Share reserve on a 0.5 for 1 basis, and full-value awards, such as restricted stock, restricted stock units, performance units, and performance shares reduce the Share reserve on a one for one basis.
- **Limited transferability.** In general, awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, unless otherwise approved by the Board or a committee of the Board administering the 2015 Plan.
- **Annual limits on non-employee director awards.** The 2015 Plan limits the value of equity that may be granted under non-employee director awards each fiscal year.
- **No tax gross-ups.** The 2015 Plan does not provide for any tax gross-ups.

## Summary of the 2015 Plan

The following is a summary of the operation and principal features of the 2015 Plan. The summary is qualified in its entirety by the 2015 Plan as set forth in Appendix A.

### PURPOSE

The Compensation Committee and the Board believe that it is in the best interests of the Company and its stockholders to provide, through the 2015 Plan, a comprehensive equity incentive program designed to enable the Company to attract, retain and reward employees, non-employee directors and other persons providing services to the Company. The Board also believes that equity compensation is essential to link executive compensation with long-term stockholder value creation. Equity compensation represents a significant portion of the compensation package for our key employees. We strongly believe that granting equity awards motivates employees to think and act like owners, rewarding them when value is created for stockholders.

## AUTHORIZED SHARES

Under the 2015 Plan, 108 million Shares are authorized for issuance. We are asking our stockholders to approve an additional 37 million Shares to be available for issuance under the 2015 Plan, which will increase the aggregate authorized number of Shares authorized under the 2015 Plan to 145 million. As of April 3, 2018, we had approximately 34,172,172 Shares available for issuance under the 2015 Plan. The closing price of a Share on NASDAQ on April 3, 2018 was $74.56 per share.

## SHARE RESERVE REDUCTION AND SHARE RECYCLING

Any Shares subject to stock options or stock appreciation rights are counted against the 2015 Plan Share reserve as 0.5 Share for every one Share subject to the award. Any Shares subject to awards granted under the 2015 Plan other than options or stock appreciation rights (i.e., full value awards, including restricted stock, restricted stock units, performance units, and performance shares) are counted against the 2015 Plan Share reserve as one Share for every one Share subject thereto.

If any award granted under the 2015 Plan expires or becomes unexercisable without having been exercised in full, is surrendered, or is forfeited to or repurchased by the Company due to failure to vest, the unpurchased or forfeited or repurchased Shares subject to such award become available for future grant or sale under the 2015 Plan.

Shares used to satisfy tax withholding obligations relating to an award or pay the exercise price or purchase price of an option or stock appreciation right do not become available for future issuance under the 2015 Plan.

## ADJUSTMENTS TO SHARES SUBJECT TO THE 2015 PLAN

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations, may affect the price of our Shares (these transactions are referred to collectively as "equity restructurings"). In the event that an equity restructuring occurs, the Compensation Committee or the Board will equitably adjust the class of shares issuable and the maximum number of shares of our stock subject to the 2015 Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will equitably adjust outstanding awards as to the class, number of shares, and price per share of our stock. Other types of transactions may also affect our Shares, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction, which is not an equity restructuring, and the Compensation Committee or the Board determines that an adjustment to the plan and any outstanding awards would be appropriate to prevent any dilution or enlargement of benefits under the 2015 Plan, the Compensation Committee or the Board will equitably adjust the 2015 Plan as to the class of shares issuable and the maximum number of shares of our stock subject to the 2015 Plan, as well as the maximum number of shares that may be issued to an employee during any calendar year, and will adjust any outstanding awards as to the class, number of shares, and price per share of our stock in such manner as it may deem equitable.

## ADMINISTRATION

The Compensation Committee has the exclusive authority to administer the 2015 Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards, the acceleration or waiver of any vesting restriction, and the authority to delegate such administrative responsibilities.

To the extent permitted by applicable law, the Compensation Committee may delegate to a committee of one or more of our directors or one or more of our officers the authority to grant or amend awards to participants other than our senior executives who are subject to Section 16 of the Exchange Act. Pursuant to this provision, our Compensation Committee's current practice is to delegate to our Chief Executive Officer, as a member of the Board, the authority to determine and make individual grants to our employees who are not subject to Section 16 of the Exchange Act. Unless otherwise determined by the Board, the Compensation Committee shall consist solely of two or more members of the Board, each of whom is a non-employee director under the Exchange Act, and an "independent director" under the rules of NASDAQ (or other principal securities market on which shares of our common stock are traded).

## ELIGIBILITY

Awards may be granted to employees, directors and consultants of the Company and employees and consultants of any subsidiary of the Company. Incentive stock options may be granted only to employees who, as of the time of grant, are employees of the Company or any subsidiary corporation of the Company. As of April 3, 2018, there were approximately 19,000 employees, including seven executive officers and ten non-employee directors eligible to be granted awards under the 2015 Plan. While consultants to the Company are eligible to participate in the 2015 Plan, the Company's current practice is to not grant equity awards to consultants, except in certain limited cases.

## STOCK OPTIONS

Stock options, including incentive stock options as defined under IRC Section 422 and non-qualified stock options, may be granted pursuant to the 2015 Plan. The option exercise price of all stock options granted pursuant to the 2015 Plan will not be less than 100% of the fair market value of a Share on the date of grant. Stock options may be exercised as determined by the Compensation Committee, but in no event may a stock option have a term extending beyond ten years from the date of grant.

Incentive stock options granted to any person who owns, as of the date of grant, stock possessing more than ten percent of the total combined voting power of all classes of our stock, however, will have an exercise price that is not less than 110% of the fair market value of a Share on the date of grant and may not have a term extending beyond the fifth anniversary of the date of grant. The aggregate fair market value of a Share with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000 or such other amount as the IRC provides.

The Compensation Committee determines the methods by which an option holder may pay the exercise price of an option or the related taxes, including, without limitation: (1) cash, (2) Shares (including, in the case of payment of the exercise price of an award, Shares issuable pursuant to the exercise of the award) having a fair market value on the date of delivery equal to the aggregate payments required, or (3) other property acceptable to the Compensation Committee (including through the delivery of a notice that the award holder has placed a market sell order with a broker with respect to Shares then issuable upon exercise or vesting of an award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to us in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to us upon settlement of that sale). However, no participant who is a member of the Board or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act will be permitted to pay the exercise price of an option in any method which would violate the prohibitions on loans made or arranged by us as set forth in Section 13(k) of the Exchange Act.

## RESTRICTED STOCK AWARDS

Restricted stock may be granted pursuant to the 2015 Plan. A restricted stock award is the grant of Shares at a price determined by the Compensation Committee, that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares; provided, however, that any dividends will be subject to the same vesting conditions as the underlying shares of restricted stock. The restrictions will lapse in accordance with a schedule or other conditions determined by the Compensation Committee.

## RESTRICTED STOCK UNITS

Restricted stock units ("RSUs") may be granted pursuant to the 2015 Plan. An RSU award provides for the issuance of common stock at a future date upon the satisfaction of specific performance conditions as set forth in the applicable award agreement and/or subject to continuing employment as set forth in the applicable award agreement. The vesting and maturity dates will be established at the time of grant and may provide for the deferral of receipt of the common stock beyond the vesting date. On or following the maturity date, we will transfer to the participant one unrestricted, fully transferable share of common stock for each RSU scheduled to be paid out and not previously forfeited (subject to applicable tax withholding requirements).

## STOCK APPRECIATION RIGHTS

Stock appreciation rights ("SARs") may be granted pursuant to the 2015 Plan. The exercise price of all SARs granted pursuant to the 2015 Plan will not be less than 100% of the fair market value of a Share on the date of grant. SARs may be exercised as determined by the Compensation Committee, but in no event may an SAR have a term extending beyond ten years from the date of grant.

## ADDITIONAL AWARDS

The other types of equity awards that may be granted under the 2015 Plan include performance share units, performance shares, deferred stock units, dividend equivalents, and other stock-based awards. Notwithstanding anything in the 2015 Plan to the contrary, dividend equivalents will be subject to the same vesting conditions as the underlying awards to which the dividend equivalents relate. No dividend equivalents may be payable with respect to stock options or SARs.

## PERFORMANCE BONUS AWARDS

Performance bonus awards may be granted pursuant to the 2015 Plan. Performance bonus awards are cash bonuses payable upon the attainment of pre-established performance goals based on established performance criteria. The goals are established and evaluated by the Compensation Committee and may relate to performance over any periods as determined by the Compensation Committee.

## PERFORMANCE-BASED AWARDS

The Compensation Committee may grant performance-based awards under the 2015 Plan. Under the 2015 Plan, these performance-based awards may be either equity awards or performance bonus awards. Participants are entitled to receive payment for a performance-based award for any given performance period only to the extent that pre-established performance goals set by the Compensation Committee for the period are satisfied.

Pre-established performance goals may include, without limitation, any one or more of the following types of performance criteria:

- trading volume;
- users;
- customers;
- total payment volume;
- revenue;
- operating income;
- EBITDA and/or net earnings (either before or after interest, taxes, depreciation and amortization);
- net income (either before or after taxes);
- earnings per share;
- earnings as determined other than pursuant to GAAP;
- multiples of price to earnings;
- multiples of price/earnings to growth;
- return on net assets;
- return on gross assets;
- return on equity;
- return on invested capital;
- stock price;
- cash flow (including operating cash flow and free cash flow);
- net or operating margins;
- economic profit;
- stock price appreciation;
- total stockholder returns;
- employee productivity;
- market share;
- volume;
- customer satisfaction metrics;
- net sales;
- expense levels;
- regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents, passing pre-approval inspections (whether of the Company or third parties));
- gross or cash margins;

- sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions;
- implementation, completion or attainment of objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel;
- financing and other capital raising transactions (including sales of the Company's equity or debt securities, factoring transactions);
- product revenue growth;
- gross profit;
- financial ratios, including those measuring liquidity, activity, profitability or leverage, cost of capital or assets under management;
- strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors);
- co-development, co-marketing, profit sharing, joint venture or other similar arrangements;
- economic value-added models or equivalent metrics;
- debt reduction;
- reductions in costs;
- year-end cash;
- working capital levels, including cash, inventory and accounts receivable;
- research and development achievements;
- operating efficiencies; and
- employee engagement/satisfaction metrics.

Any of the above criteria may be measured with respect to us, or any subsidiary, affiliate, or other business unit of ours, either in absolute terms, terms of growth, or as compared to any incremental increase and as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with GAAP. The Compensation Committee defines the manner of calculating the performance criteria it selects to use for such awards. With regard to a particular performance period, the Compensation Committee will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. Unless otherwise provided in an award agreement, a participant will have to be employed by or providing services to the Company on the date the performance-based award is paid to be eligible for a performance-based award for any period.

## LIMITATIONS ON AWARDS TO INDIVIDUAL PARTICIPANTS

The maximum number of Shares that may be subject to one or more awards granted to any one participant pursuant to the 2015 Plan during any calendar year is 2,000,000 Shares, and the maximum amount that may be paid in cash to any employee during any calendar year with respect to any performance-based award is $3 million. The maximum value of awards granted to non-employee directors pursuant to the 2015 Plan during any fiscal year is $600,000; provided, however, that the limit set forth in this sentence is increased to $1,200,000 in the fiscal year in which a non-employee director commences service on the Board and the limit does not apply to awards made pursuant to a non-employee director's election to receive an award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder or pursuant to a conversion of an eBay award to a Company award.

## PROHIBITION ON REPRICING

Except for adjustments described in "Adjustments to Shares Subject to the 2015 Plan" above, the Compensation Committee will not, without stockholder approval, authorize the amendment of any outstanding award to reduce its purchase price per share, the replacement or substitution of any award for an award having a lesser purchase price per share, or an offer to purchase any previously granted option or stock appreciation right for a payment in cash when the per share exercise price exceeds the Fair Market Value of the underlying share.

## MINIMUM VESTING

Subject to the acceleration of vesting as permitted under the terms of the 2015 Plan, effective as of the Annual Meeting, no portion of any award granted under the 2015 Plan shall vest before the one-year anniversary of the date of grant, except that awards that result in the issuance to one or more participants of up to 5% of the shares of common stock which may be issued or transferred under the 2015 Plan may be granted without regard to such minimum vesting provisions.

## AWARDS SUBJECT TO CLAWBACK

Any incentive awards granted under the 2015 Plan, and any cash or property delivered pursuant to incentive awards, are subject to forfeiture, recovery, or other action by PayPal as necessary for compliance with any Company policy or as required by law.

## TRANSFERABILITY OF AWARDS

Awards granted under the 2015 Plan generally are not transferable, and all rights with respect to an award granted to a participant generally will be available during a participant's lifetime only to the participant (or the participant's guardian or legal representative).

## CHANGE IN CONTROL

A "change in control" generally means a transaction in which any person or group acquires more than 50% of our voting securities, a change in a majority of the Board over a two-year period that is not approved by at least two-thirds of the incumbent Board members, a sale or other disposition of all or substantially all of our assets, a merger or consolidation in which we are not the surviving corporation, or a reverse merger in which we are the surviving corporation but the shares of our stock outstanding immediately preceding the merger are converted by virtue of the merger into other property or the Company's stockholders approval of a liquidation or dissolution of the Company.

Outstanding awards do not automatically terminate in the event of a change in control. In the event of a change in control, any surviving corporation or acquiring corporation must either assume or continue outstanding awards or substitute similar awards. If it does not do so, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full and all forfeiture restrictions on such awards shall lapse. The unexercised portion of all outstanding awards may terminate upon the change in control.

If a change in control occurs during a performance period with respect to an outstanding award that vests based on performance goals or other performance-based objectives, the performance period of the award will end as of the date of the change in control and the performance goals will be deemed to have been satisfied at the actual level of performance as of the date of the change in control, as determined by the Compensation Committee, as constituted immediately prior to the change in control, without proration, and such award, to the extent deemed earned by the Compensation Committee will continue to be subject to time-based vesting following the change in control in accordance with the original vesting schedule; provided, however, that if the awards are not converted, assumed or replaced by a successor entity, then immediately prior to the change in control, such award will become fully vested, as described in the paragraph above.

## TERMINATION OR AMENDMENT

The 2015 Plan will automatically terminate ten years from the Effective Date (defined as the date the 2015 Plan is last approved by the Company's stockholders), unless terminated at an earlier time by the Administrator. The Administrator may terminate or amend the 2015 Plan at any time, subject to stockholder approval for any amendment (i) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, (ii) to increase the number of shares available under the 2015 Plan, (iii) to permit the Compensation Committee or the Board to grant options with a price below fair market value on the date of grant, or (iv) to extend the exercise period for an option or stock appreciation right beyond ten years from the date of grant. No termination or amendment may adversely affect in any material respect any Award previously granted pursuant to the 2015 Plan without the prior written consent of the participant.

## Summary of U.S. Federal Income Tax Consequences

The following is a general summary under current law of the material federal income tax consequences to participants in the 2015 Plan under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes and taxes imposed by jurisdictions outside the U.S., are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

## SECTION 162(M) OF THE CODE

Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation's chief executive officer, chief financial officer and certain of the corporation's current and former executive officers.

## STOCK OPTIONS

A participant will not recognize taxable income at the time an option is granted and the Company will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a nonqualified stock option equal to the excess of the fair market value of the shares purchased over their purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for at least two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, such shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (i) the amount realized upon that disposition, and (ii) the excess of the fair market value of those shares on the date of exercise over the purchase price, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

## STOCK APPRECIATION RIGHTS

A participant will not recognize taxable income at the time SARs are granted and the Company will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any Shares delivered and the amount of cash paid by the Company. This amount is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

## STOCK AWARDS

A participant will not recognize taxable income at the time restricted stock is granted and the Company will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the Shares at such time over the amount, if any, paid for those Shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the Shares at such time over the amount, if any, paid for those Shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

A participant will not recognize taxable income at the time a RSU is granted and the Company will not be entitled to a tax deduction at that time. Upon settlement of RSUs, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any Shares delivered and the amount of any cash paid by the Company. The amount of ordinary income recognized is deductible by the Company as compensation expense, except to the extent the deduction limits of Section 162(m) of the Code apply.

The tax consequences for equity awards outside of the U.S. may differ significantly from the U.S. federal income tax consequences described above.

## Number of Awards Granted to Employees, Directors, and Consultants

The Company's NEOs and members of the Board will be eligible to receive grants under the 2015 Plan and therefore have an interest in this Proposal.

Because grants under the 2015 Plan to participants are within the discretion of the Compensation Committee (or its delegate), it is not possible to determine the grants that will be made to participants under the 2015 Plan.

The 2015 Plan authorizes the grant of discretionary awards to non-employee directors, the terms and conditions of which are determined by the Compensation Committee. Historically, our non-employee directors have received annual equity grants under our equity incentive plans. Under our current Independent Director Compensation Policy, our non-employee directors receive annual equity grants promptly following the date of each annual stockholders meeting in the form of fully vested stock payment awards with a dollar value equal to $275,000, and with respect to the Chairman of the Board, an additional fully vested stock payment award that has a dollar value equal to $100,000. In addition, our non-employee directors may elect to receive their annual retainers in the form of fully vested stock awards.

The following table sets forth information with respect to the number of Shares subject to equity awards previously granted under the 2015 Plan since its inception through April 3, 2018 for certain individuals:

| Name of Individual or Group | Number of Options Granted (#) | Number of Shares Subject to Stock Awards* (#) |
|---|---|---|
| 2017 NEOs: | | |
| Daniel H. Schulman | 337,483 | 1,940,558 |
| John Rainey | 87,390 | 593,759 |
| Gary J. Marino | 218,395 | 424,635 |
| A. Louise Pentland | 48,899 | 519,559 |
| William J. Ready | 32,275 | 1,960,696 |
| Current Director Nominees**: | | |
| Rodney C. Adkins | — | 3,046 |
| Wences Casares | — | 14,337 |
| Jonathan Christodoro | — | 15,927 |
| John J. Donahoe | 1,640,217 | 552,614 |
| David W. Dorman | — | 27,450 |
| Belinda J. Johnson | — | 7,232 |
| Gail J. McGovern | — | 14,285 |
| David M. Moffett | 29,985 | 65,128 |
| Ann M. Sarnoff | — | 6,645 |
| Frank D. Yeary | — | 17,389 |
| All current executive officers as a group | 805,940 | 6,092,155 |
| All current non-employee directors as a group | 1,670,202 | 724,053 |
| Associate of any such directors, executive officers or nominees | — | — |
| Other persons who received or is to receive 5% of such options or rights | — | — |
| All employees as a group (excluding executive officers) | 6,658,518 | 71,026,726 |

* Reflects shares subject to DSUs, RSUs and target shares of PBRSUs with ongoing performance periods.
** Does not include Mr. Schulman, listed above as a 2017 NEO.

**The Board of Directors Recommends a Vote FOR Proposal 3.**

# Proposal 4 — Approval of the Amended and Restated Employee Stock Purchase Plan

Our Employee Stock Purchase Plan, as amended (the "ESPP" or "Purchase Plan"), is a benefit that we make broadly available to our employees and employees of our participating subsidiaries and affiliates that allows them to purchase Shares at a discount. The ESPP helps us attract, motivate and retain highly qualified employees and promotes employee stock ownership, which aligns employees' interests with those of our stockholders. We are asking stockholders to approve the amended and restated ESPP primarily to increase the number of Shares reserved for issuance under the ESPP by 50 million. The Board, upon the recommendation of the Compensation Committee, has approved the amended and restated ESPP, subject to stockholder approval at the Annual Meeting.

If our stockholders approve this proposal, the total number of Shares authorized and reserved for issuance under the ESPP will be 62 million Shares. However, if this proposal is not approved by our stockholders, the total number of Shares authorized and reserved for issuance under the ESPP will remain at 12 million, of which approximately 5 million remain available for issuance as of April 3, 2018. Based on our current forecasts and estimated participation rates, if the increase is not approved, we expect that the ESPP will run out of available Shares in approximately one year.

We believe that the ESPP is an essential tool that helps us compete for talent in the labor markets in which we operate. We also believe the ESPP is a crucial element in rewarding and encouraging current employees that promotes stock ownership by employees, which aligns their interests with those of our stockholders. Without stockholder approval of this proposal, we believe our ability to attract and retain talent would be hampered, and our recruiting, retention, and incentive efforts would become more difficult.

## Background and Overview of the ESPP

The ESPP was initially adopted by the Board in June 2015, and became effective upon the completion of the Separation.

Under the ESPP, a participant may authorize participant contributions, generally in the form of payroll deductions, which may not exceed 10% of the participant's eligible compensation during an offering period. Payroll deductions are applied on the last day of a purchase period (the "purchase date") within an offering period to purchase a whole number of Shares on behalf of a participant. The purchase price is 85% of the fair market value of a Share on the first day of the offering period or on the purchase date, whichever date results in a lower price.

## Reasons for Voting for the Proposal

The Board believes that it is in the best interests of the Company and its stockholders to continue to provide employees with the opportunity to acquire an ownership interest in the Company through their participation in the ESPP and thereby encourage them to remain in the employ of the Company (including its participating subsidiaries and affiliates) and more closely align their interests with those of our stockholders. We believe that the number of Shares remaining available for issuance under the ESPP will not be sufficient in light of the expected levels of ongoing participation in the ESPP. Accordingly, we are asking stockholders to approve increasing the number of Shares available under the ESPP to help the Company meet the goals of its compensation strategy.

In considering its recommendation to seek stockholder approval for the addition of 50 million Shares to the ESPP, the Board considered the historical number of Shares purchased under the ESPP since Separation. The Board also considered the Company's expectation that the additional Shares should last approximately ten years. However, the additional Shares could last for a longer or shorter period of time based on various factors which cannot be predicted, including the growth of our employee population, future ESPP offering practices, our stock price and prevailing market conditions. In the event that more Shares are required for the ESPP in the future, prior stockholder approval will be required.

## Material Changes to the ESPP

As noted above, the number of Shares reserved for issuance under the ESPP has been increased by 50 million Shares to 62 million Shares. The amendment and restatement of the ESPP also includes other administrative, clarifying, and conforming changes.

## Summary of the ESPP

The following paragraphs provide a summary of the principal features of the ESPP and its operation. This summary is not a complete description of all of the provisions of the ESPP, and is qualified in its entirety by reference to the full text of the ESPP, which is provided as Appendix B to this proxy statement.

### PURPOSE

The purpose of the ESPP is to provide employees with a convenient means of acquiring an equity interest in the Company through payroll deductions or other contributions to enhance such employees' sense of participation in the affairs of the Company. We believe that the ESPP advances the interests of the Company and its stockholders by providing an incentive to attract, retain and reward eligible employees and by motivating such employees to contribute to the growth and profitability of the Company and its subsidiaries and affiliates. The ESPP provides eligible employees with the opportunity to acquire an equity interest in the Company through the purchase of Shares. The ESPP includes two components. The first component, which we refer to as the 423 component, is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the

"Code") and generally covers our U.S. employees. The second component, which we refer to as the non-423 component, is not intended to qualify under Section 423 of the Code, and generally covers certain of our non-U.S. employees.

## ELIGIBILITY TO PARTICIPATE

Our employees and the employees of our participating subsidiaries and affiliates that have been employed for at least ten business days and who meet the other requirements established by the Administrator (as defined below) prior to the applicable offering period are eligible to participate in the ESPP, effective as of the first day of the first offering period for which they are eligible. No employee is eligible to participate if he or she owns stock or holds options, (or would as a result of ESPP participation own stock or hold options), to purchase five percent or more of the total combined voting power or value of all classes of stock of the Company or of any subsidiary corporation of the Company.

In its discretion, the Administrator may determine that certain employees or categories of employees will not be eligible to participate in the ESPP, which authority will be exercised in accordance with the requirements of Code Section 423 of the Code for rights granted under the 423 component.

As of April 3, 2018, approximately 19,000 employees, including seven executive officers, were eligible to participate in the ESPP. Non-employee directors and consultants are not eligible to participate in the ESPP.

## NUMBER OF SHARES AND MARKET PRICE OF SHARES AVAILABLE UNDER THE ESPP

A total of 12 million Shares were initially authorized and reserved for issuance under the ESPP. If stockholders approve this proposal, the total number of Shares authorized and reserved for issuance under the ESPP will be 62 million Shares. The number of Shares is subject to adjustment in the case of certain corporate transactions, as described below. As of April 3, 2018, the closing price of a Share on NASDAQ was $74.56 per Share.

## ADMINISTRATION

The Compensation Committee of the Board is responsible for administering the ESPP (the "Administrator"), but is authorized to delegate its duties and authority to officers and employees of the Company, as appropriate. In its sole discretion, the Board may administer the ESPP. The Administrator will have, among other authority, the authority to interpret the ESPP, to determine eligibility and adjudicate disputed claims under the ESPP, to determine the terms and conditions of offerings and rights under the ESPP, and to make any other determination and take any other action desirable for the administration of the ESPP. Additionally, the Administrator is authorized to adopt, amend and rescind rules or procedures relating to the administration of the ESPP to accommodate the specific requirements of local laws and procedures. The Administrator may also adopt sub-plans applicable to particular participating subsidiaries and affiliates, which may be designed to be outside the scope of Section 423 of the Code and which may have terms different to those of the ESPP other than with respect to the number of Shares reserved under the ESPP. All determinations and decisions by the Administrator regarding the interpretation or application of the ESPP are final and binding on all ESPP participants.

## ENROLLMENT AND CONTRIBUTIONS

Eligible employees voluntarily elect whether or not to enroll in the ESPP by completing, signing and submitting to the Company an enrollment form in a form and manner and by the deadline set by the Administrator. Each employee who joins the ESPP (a "participant") is granted a right to purchase Shares on the first day of each applicable offering period (the "offering date") while participating in the ESPP and, as long as he or she has not withdrawn from participation (including by reducing his or her contributions down to 0%, as described below) or terminated employment or eligibility, automatically is re-enrolled in the subsequent offering period. An employee may cancel his or her enrollment in an offering period at any time (subject to ESPP rules, as outlined below under "Termination of Participation").

Participants contribute to the ESPP through payroll deductions or, if permitted by the Administrator, through other means specified by the Administrator. Currently, contributions are permitted only through payroll deductions. Participants generally may contribute a minimum of 2% and up to a maximum of 10% of their eligible compensation through after-tax payroll deductions. Compensation for purposes of the ESPP includes the following forms of cash compensation paid to or earned by an employee: base wages, salary, overtime, performance or merit bonuses, commissions, shift differentials, language differentials, payments for paid time off and holidays, sabbatical pay, payments in lieu of notice, travel pay, retroactive pay, on-call/standby pay, hazard pay, bereavement pay, jury/witness duty pay, pay during a period of suspension, military leave pay, compensation deferred pursuant to Section 401(k) or Section 125 of the Code, distributions under any nonqualified deferred compensation plan, retention bonuses and any other compensation or remuneration that the Administrator approves as "compensation" in accordance with Section 423 of the Code.

During an offering period, a participant may increase or decrease his or her contribution percentage, including to 0%, by following procedures established by the Administrator, but only one such change can take effect during any purchase period. If a participant reduces his or her contribution percentage to 0% during an offering period and does not increase such rate above 0% prior to the start of the next purchase period within that offering period (or, if none, prior to the start of the next subsequent offering period), the participant will be withdrawn from the ESPP, unless the participant is on a bona fide leave of absence.

From time to time, the Administrator may establish a lower maximum permitted contribution percentage, change the definition of eligible compensation, limit the nature or number of contribution rate changes that may be made during an offering period or purchase period, adopt other rules regarding participation in the ESPP, or change the length of the offering and purchase periods (but in no event may such periods exceed 27 months).

## OFFERING PERIOD AND PURCHASE PERIODS

Under the 423 component of the ESPP, an offering period lasts for 24 months, comprised of four six-month purchase periods. Purchases will be made four times during each offering period on the last trading day of each purchase period, and the dates of such purchases are referred to as "purchase dates." A new purchase period will begin the day after a purchase date. A new 24-month offering period will commence on each May 1st and November 1st during the term of the ESPP. Offering periods under the non-423 component of the ESPP may have a different duration, currently six months and consisting of a single six-month purchase period, but subject to change by the Administrator. Purchases will be made on the last trading day of the purchase period, and a new offering period and purchase period will begin the day after a purchase date. The Administrator may change the frequency and duration of offering periods and purchase dates under the ESPP, for offerings under either the 423 component or the non-423 component.

If the fair market value per share of our common stock on any purchase date in the 423 component of the ESPP is less than the fair market value per share on the start date of a 24-month offering period, then that offering period will automatically terminate, a new 24-month offering period will begin on the next day after the purchase date, and all participants participating in such original offering period will be automatically enrolled in such new offering period.

## PURCHASE OF SHARES

Employees electing to participate in the ESPP will authorize us to automatically deduct after-tax dollars from each compensation payment during an offering period until the employee instructs us to stop the deductions or the employee's employment is terminated. Participants' accumulated deductions will be applied to the purchase of whole shares on each semi-annual purchase date.

The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the purchase date.

The number of Shares that a participant is able to purchase is limited so that no participant has the right to purchase our common stock under the ESPP and all similar purchase plans maintained by us or our subsidiaries at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year that a right granted to the participant is outstanding at any time. In addition, no participant may purchase more than 5,000 Shares on any purchase date, or such other maximum Share amount as may be set by the Administrator, subject to adjustment in the case of certain corporate transactions, as described below.

## TERMINATION OF PARTICIPATION

Participation in the ESPP generally terminates when a participating employee's employment with the Company or its participating subsidiaries and affiliates ceases for any reason, the employee withdraws from the ESPP (including by reducing his or her contribution rate to 0%, as described above), or the Company terminates or amends the ESPP such that the employee no longer is eligible to participate. Also, although the Administrator may establish other rules, the ESPP provides that a participant's transfer of employment from an entity participating in the 423 component of the ESPP to an entity participating in the non-423 component, or vice versa, will result in a termination of the participant's participation in the ESPP as of the date of his or her transfer. Employees may end their participation in an offering at any time at least 15 business days before a purchase date, or within such other time frame established by the Administrator. Upon withdrawal from the ESPP, generally the employee will receive the refund of any remaining amounts not used to purchase Shares that have been credited to his or her account, without interest (unless otherwise required by applicable law), and his or her payroll withholdings or contributions under the ESPP will cease.

## NON-TRANSFERABILITY

Rights to purchase Shares and any other rights and interests under the ESPP may not be sold, pledged, assigned, or transferred in any manner other than by will or the laws of descent and distribution. A right to purchase shares under the ESPP is exercisable during the lifetime of a participant only by the participant.

## ADJUSTMENTS; CERTAIN TRANSACTIONS

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations, may affect the share price of our common stock. We refer to these transactions as equity restructurings. In the event that an equity restructuring occurs, the Administrator will equitably adjust the class of shares issuable and the maximum number of shares of our stock subject to the ESPP, and will equitably adjust any rights outstanding as to the class, number of shares and price per share of our stock. Other types of transactions may also affect our common stock, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction that is not an equity restructuring, and the Administrator determines that an adjustment to the ESPP and any rights outstanding would be appropriate to prevent any dilution or enlargement of benefits under the ESPP, the Administrator will equitably adjust the ESPP as to the class or type of shares issuable and the maximum number of shares of our stock subject to the ESPP, as well as the maximum number of shares that may be purchased by an employee, and will adjust any rights outstanding as to the class or type and number of shares and price per share of our stock in such manner as it may deem equitable.

In the event we merge with or into another corporation in which we do not survive (or we survive but our stockholders cease to own our shares); sell all or substantially all of our assets; or more than 50% of our shares are acquired, sold or transferred in a tender offer or similar transaction, the outstanding rights under the ESPP will continue unless otherwise provided by the Administrator.

In the event of our proposed dissolution or liquidation, the offering period then in progress will be shortened by setting a new purchase date, and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless the Administrator provides otherwise in its sole discretion.

## AMENDMENT AND TERMINATION

The Administrator generally may amend, suspend or terminate the ESPP or any part of the ESPP at any time and for any reason. However, any termination may not affect previously made grants or adversely affect the rights of any participant without such participant's consent. Amendments to increase the number of Shares available under the ESPP or to change the definition of the corporations whose employees (or class of employees) are eligible to participate in the ESPP must be approved by the stockholders of the Company within 12 months of the adoption of the amendment. However, the Administrator may make amendments to the ESPP as it determines to be advisable if the continuation of the ESPP or any offering period would result in financial accounting treatment for the ESPP that is different from the financial accounting treatment in effect on the date the ESPP was initially adopted by the Board.

## Number of Shares Purchased by Certain Individuals and Groups

Participation in the ESPP is voluntary and dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Further, the number of Shares that may be purchased under the ESPP is determined, in part, by the price of our Common Stock on the first and last day of each offering period or purchase period, as applicable. Accordingly, the actual number of Shares that may be purchased by any eligible individual in the future is not determinable.

The following table provides information on the number of Shares purchased by the following employees and groups since the inception of the ESPP on July 17, 2015 through April 3, 2018:

| Name of Individual or Group | Number of Shares Purchased (#) |
|---|---:|
| 2017 NEOs: | |
| Daniel H. Schulman | — |
| John Rainey | — |
| Gary J. Marino | — |
| A. Louise Pentland | — |
| William J. Ready | — |
| Current Director Nominees*: | |
| Rodney C. Adkins | — |
| Wences Casares | — |
| Jonathan Christodoro | — |
| John J. Donahoe | — |
| David W. Dorman | — |
| Belinda J. Johnson | — |
| Gail J. McGovern | — |
| David M. Moffett | — |
| Ann M. Sarnoff | — |
| Frank D. Yeary | — |
| All current executive officers as a group | — |
| All current non-employee directors as a group | — |
| Associate of any such directors, executive officers or nominees | — |
| Other persons who received or is to receive 5% of such options or rights | — |
| All employees as a group (excluding executive officers) | 6,620,104 |

* Does not include Mr. Schulman, who is listed above as a 2017 NEO.

## Summary of U.S. Federal Income Tax Consequences

The following is a general summary under current law of the material federal income tax consequences to participants in the ESPP under U.S. law. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

The ESPP is intended to be an employee stock purchase plan within the meaning of Section 423 of the Code. The ESPP also authorizes the grant of rights to purchase Shares that do not qualify under Section 423 pursuant to the non-423 component.

### 423 COMPONENT OFFERINGS

Under an employee stock purchase plan that qualifies under Section 423, no taxable income will be recognized by a participant, and no deductions will be allowable to the Company, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the Shares acquired under the ESPP or in the event the participant should die while still owning the purchased Shares.

If the participant sells or otherwise disposes of the purchased Shares within two years after the start date of the offering period in which the Shares were acquired or within one year after the actual purchase date of those Shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the Shares on the purchase date exceeded the purchase price paid for those Shares, and the Company will be entitled to an income tax deduction (subject to applicable limits under the Code), for the taxable year in which such disposition occurs equal in amount to such excess. The amount of this ordinary income will be added to the participant's basis in the Shares, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the Shares have been held for more than one year since the date of purchase, the gain or loss will be long-term.

If the participant sells or disposes of the purchased Shares more than two years after the start date of the offering period in which the Shares were acquired and more than one year after the actual purchase date of those Shares, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (a) the amount by which the fair market value of the Shares on the sale or disposition date exceeded the purchase price paid for those Shares, or (b) 15% of the fair market value of the Shares on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the Shares on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. The Company will not be entitled to an income tax deduction with respect to such disposition.

If the participant still owns the purchased Shares at the time of death, the lesser of (i) the amount by which the fair market value of the Shares on the date of death exceeds the purchase price or (ii) 15% of the fair market value of the Shares on the start date of the offering period in which those Shares were acquired will constitute ordinary income in the year of death.

### NON-423 COMPONENT OFFERINGS

If a purchase right is granted under the non-423 component of the ESPP, then to the extent a participant is subject to U.S. federal income tax, the amount equal to the difference between the fair market value of the Shares on the purchase date and the purchase price is taxed as ordinary income at the time of such purchase and is subject to tax withholding. The amount of such ordinary income will be added to the participant's basis in the Shares, and any additional gain or resulting loss recognized on the disposition of the Shares after such basis adjustment will be a capital gain or loss. A capital gain or loss will be long-term if the participant holds the Shares for more than one year after the purchase date. The Company may be entitled to a deduction in the year of purchase equal to the amount of ordinary income realized by the participant.

The tax consequences for Shares purchased pursuant to the ESPP may differ significantly from the U.S. federal income tax consequences described above.

> The Board of Directors Recommends a Vote FOR Proposal 4.

# Proposal 5—Ratification of Appointment of Independent Auditor

The ARC Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent auditor.

The ARC Committee has appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditor for 2018. PwC has served as the Company's independent auditor since 2000, and as the Company's independent auditor as an independent public company since July 2015, following the completion of the Separation from eBay. The Board and the ARC Committee believe that the continued retention of PwC to serve as our independent auditor is in the best interests of Company and our stockholders. Accordingly, we are asking our stockholders to ratify the selection of PwC as our independent auditor for 2018. Although ratification is not legally required, we are submitting the appointment of PwC for ratification by our stockholders because we value our stockholders' views on the Company's independent auditors and as a matter of good corporate practice. We expect that representatives of PwC will be present at the Annual Meeting, will have an opportunity to make a statement if they wish, and will be able to respond to appropriate questions.

In the event that our stockholders do not ratify the appointment, it will be considered a recommendation to the Board and the ARC Committee to consider the selection of a different firm. Even if the appointment is ratified, the ARC Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

> **The Board and the ARC Committee Recommend a Vote FOR Proposal 5.**

## ARC COMMITTEE REPORT

The ARC Committee operates under a written charter adopted by the Board. The Charter of the ARC Committee is available on the corporate governance section of PayPal's investor relations website at https://investor.paypal-corp.com/corporate-governance.cfm. Any future changes in the committee charter or key practices will also be reflected on the website. The ARC Committee is composed entirely of directors who meet the independence requirements of NASDAQ and the SEC, and who otherwise satisfy the requirements for audit committee service imposed by the Exchange Act.

The ARC Committee provides assistance and guidance to the Board in fulfilling its oversight responsibilities with respect to:

- PayPal's corporate accounting and financial reporting practices and the audit of its financial statements;
- The independent auditor's qualifications and independence;
- The performance of PayPal's internal audit function and independent auditor;
- The quality and integrity of PayPal's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditor;
- Producing this report;
- PayPal's overall risk framework and risk appetite framework; and
- PayPal's compliance with legal and regulatory requirements.

The ARC Committee relies on the expertise and knowledge of management, the internal audit department, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation and integrity of PayPal's financial statements, and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PayPal's independent auditor, PwC, is responsible for performing an audit of PayPal's financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles in the U.S. The independent auditor is also responsible for expressing an opinion on the effectiveness of PayPal's internal control over financial reporting.

During 2017 and early 2018, among other things, the ARC Committee:

- Reviewed and discussed with management and the independent auditor the Company's quarterly earnings press releases, financial statements, and related periodic reports filed with the SEC;
- Reviewed and discussed with senior management, the internal audit team, and the independent auditor the scope, adequacy, and effectiveness of the Company's internal accounting and financial reporting controls and the independent auditor's opinion on the effectiveness of the Company's internal control over financial reporting;

- Monitored and evaluated the independent auditor's qualifications, performance, and independence on an ongoing basis;
- Reviewed and discussed with management, the independent auditor and, as appropriate, the chief accounting officer, the audit scope, any significant matters arising from any audit and the audit plans of both the internal audit department and the independent auditor;
- Reviewed and discussed the Company's enterprise-wide risk management program and overall risk management framework, including policies and practices established by management to identify, assess, measure, and manage key risks facing the Company;
- Reviewed and discussed the Company's enterprise-wide compliance program and global financial crimes compliance program, including compliance risks, management actions on significant compliance matters, progress of major compliance initiatives, and reports concerning the Company's compliance with applicable laws and regulations;
- Reviewed with the Chief Business Affairs and Legal Officer and/or the Chief Risk, Compliance and Security Officer, as applicable, any significant legal, compliance, or regulatory matters that could have a material impact on the Company's financial statements, business or compliance policies, including material notices to or inquiries received from governmental agencies;
- Reviewed and discussed with the independent auditor the audited financial statements in the Company's 2017 Annual Report on Form 10-K, including a discussion of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates, the nature of significant risks and exposures, and the clarity and adequacy of the disclosures in the financial statements; and
- Held separate executive sessions with the independent auditor, the internal audit department, the internal Sarbanes-Oxley Act of 2002 team, and senior management to enable them to discuss legal, accounting, auditing and internal controls matters privately with the ARC Committee.

The ARC Committee has discussed with PwC the matters required to be discussed by the requirements of the PCAOB and the SEC. In addition, the ARC Committee discussed with PwC its independence from PayPal and its management, received the written disclosures and the letter required by applicable PCAOB requirements regarding the independent auditor's communications with the ARC Committee concerning independence, and considered whether PwC's provision of non-audit services was compatible with maintaining PwC's independence. The ARC Committee has confirmed that PwC's provision of audit and non-audit services to PayPal and its affiliates is compatible with PwC's independence.

Based on the ARC Committee's reviews and discussions described above, the ARC Committee recommended to the Board that the consolidated audited financial statements be included in PayPal's Annual Report on Form 10-K for the year ended December 31, 2017 for filing with the SEC. The ARC Committee also concluded that the appointment of PwC as the Company's independent auditor for the fiscal year ending December 31, 2018 is in the best interests of the Company and its stockholders. The Board recommends that stockholders ratify this appointment at the Annual Meeting.

**The ARC Committee of the Board**
David M. Moffett (Chairman)
Rodney C. Adkins
Belinda J. Johnson
Ann M. Sarnoff
Frank D. Yeary

## AUDIT AND OTHER PROFESSIONAL FEES
The following table provides information about fees for services provided by PwC (in thousands):

|  | Year Ended December 31, | |
| --- | --- | --- |
|  | **2017 ($)** | **2016 ($)** |
| Audit Fees | 9,602 | 8,618 |
| Audit-Related Fees | 792 | 530 |
| Tax Fees | 82 | — |
| All Other Fees[1] | 1,226 | 1,265 |
| Total | 11,702 | 10,413 |

[1] Includes approximately $1.2 million of lease payments to PwC Russia for office space in Russia for each of 2017 and 2016, pursuant to a sublease arrangement negotiated on an arm's-length basis.

"Audit Fees" include fees for services provided in connection with the audit of our annual financial statements, the review of our quarterly financial statements included in our quarterly reports on Form 10-Q, the audit of internal control over financial reporting, and audit services provided in connection with other regulatory or statutory filings for which we have engaged PwC.

"Audit-Related Fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting and are not included in "Audit Fees." These services primarily include fees for procedures in connection with our Service Organizational Control ("SOC") reports and consultation regarding financial accounting and reporting matters.

"Tax Fees" are fees for tax services, including transfer pricing consulting, tax planning and advice, and tax compliance.

"All Other Fees" are fees for permitted services performed by PwC that do not meet the "Audit Fees," "Audit-Related Fees," or "Tax Fees" category description. These services primarily include fees for consulting services, compliance-related services, and software licenses, as well as the lease payment described above.

The ARC Committee has determined that the provision of the non-audit services listed above is compatible with PwC's independence.

## ARC PRE-APPROVAL POLICY

The ARC Committee has adopted a policy requiring the pre-approval of any audit and permissible non-audit services provided by PwC. Under this policy, the ARC Committee preapproves all audit and permissible non-audit services to be provided by PwC. These services may include audit services, audit-related services, tax services, and other services. Pre-approval is generally provided for a period of up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specified budget. PwC is required to report periodically to the ARC Committee regarding the extent of services provided in accordance with each pre-approval and the fees for such services provided to date. The ARC may also pre-approve particular services on a case-by-case basis.

# Proposal 6—Stockholder Proposal Regarding Stockholder Proxy Access Enhancement

John Chevedden, whose address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, has advised the Company that he intends to present the following stockholder proposal at the Annual Meeting. Mr. Chevedden has indicated that he holds no fewer than 100 shares of PayPal common stock. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

> **The Board Recommends a Vote AGAINST Stockholder Proposal 6 based on the reasons set forth in PayPal's Statement in Opposition following the stockholder proposal.**

---

**John Chevedden's Proposal and Supporting Statement (as received)**

### Proposal 6 – Shareholder Proxy Access Enhancement

Stockholders request the board of directors to take the steps necessary to amend its proxy access bylaw provisions and any associated documents, to include the following changes for the purpose of decreasing the average amount of Company common stock the average member of a nominating group would be required to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group and to increase the possible number of proxy access director candidates:

- No limitation shall be placed on the number of stockholders who can aggregate their shares to achieve the 3% of common stock required to nominate directors under our Company's proxy access provisions.
- The number of shareholder-nominated candidates eligible to appear in proxy materials will be 25% of Directors (rounded down) but not less than 2.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the current 3% criteria for a continuous 3-years at most companies according to the Council of Institutional Investors. This proposal addresses the contradiction that our company now has with proxy access for only the largest shareholders who are probably the least unlikely shareholders to make use of it.

It is especially important to improve a shareholder right, such as proxy access, to make up for our management taking away an important shareholder right—the right to an in-person annual meeting. We did not have an opportunity to vote on giving up this right.

For decades shareholders of U.S. companies had a once-a-year opportunity to ask a $10 million CEO and directors questions in person. Now our directors can casually flip their phones to mute during the annual shareholder meeting.

Our management is now free to run a make-believe meeting with Investor Relations devising softball questions in advance while tossing out challenging shareholder questions. Then our $10 million + CEO can simply read the scripted IR answers to a microphone—no opportunity for live audience feedback. There is no auditor present to see if IR is trashing incoming shareholder questions.

The lack of an in-person annual meeting means that a board meeting can be scheduled months after the virtual meeting—by which time any serious issues raised by shareholders under these adverse conditions will be long forgotten by the directors. Plus a virtual meeting guarantees that there will be no media coverage for the benefit of shareholders.

A virtual meeting is a complacency plan for our directors and top management. Top management has no incentive to avoid making mistakes for 365 days of the year out of concern that there will be an in-person accounting at the annual meeting in front of media.

Please vote to improve proxy access to help make up for our top management stripping away an important shareholder right:

Shareholder Proxy Access Enhancement—Proposal 6

---

## PAYPAL'S STATEMENT IN OPPOSITION

The Board has carefully considered this proposal and, for the reasons set forth below, does not believe that it is in the best interests of PayPal and its stockholders. The Board believes that PayPal has already implemented a progressive proxy access framework for its stockholders aligned with current best practices, which gives stockholders a meaningful voice in director elections, and that the Board believes is in the best interests of all its stockholders.

PayPal has had a proxy access framework in place since it became an independent publicly traded company in July 2015. Our proxy access provisions originally permitted a stockholder, or group of up to 15 stockholders, who have owned at least 3% or more of our outstanding common stock continuously for at least 3 years, to nominate and include in our proxy statement director nominees for up to 20% of the Board, in accordance with our Certificate of Incorporation and Bylaws. In May 2017, we proposed, and our stockholders approved, an amendment to our Certificate of Incorporation increasing the number of stockholders who can aggregate their shares to meet the 3% ownership threshold to 20 stockholders (the "aggregation limit"). We proposed this change to advance stockholders' rights by aligning PayPal's proxy access aggregation limit with the consensus formulation adopted by the vast majority of U.S. public companies that have instituted proxy access.

We engaged with many of our large stockholders regarding our proxy access framework. Based on their feedback as well as a benchmarking review of proxy access rights adopted by other companies, we continue to believe that our current proxy access framework is appropriate for the Company and our stockholders. The Board believes that the Company's current proxy access provisions strike the right balance between providing a meaningful stockholder right to nominate director candidates and mitigating the risk of abuse of this right by stockholders pursuing objectives that are not aligned with the interests of a majority of long-term stockholders.

As further discussed below, the changes to our proxy access framework requested by this stockholder proposal represent a fundamental change to the carefully considered and balanced approach reflected in our existing provisions.

- The proposal requests removing any limitation on the number of stockholders that can aggregate their shares to meet the 3% ownership threshold. We believe the 20-stockholder aggregation limit in our proxy access provisions is a reasonable limitation to control the administrative burden of confirming and monitoring share ownership within a nominating group and preventing the use of proxy access by a group that includes stockholders that do not have a substantial economic stake in the Company. Additionally, a 20-stockholder aggregation limit is the consensus formulation among companies that have adopted proxy access. Also, as we believe is consistent with best practices, two or more investment funds under common management and investment control are considered a single stockholder for the purposes of the aggregation limit, as are any two or more funds under common management and funded primarily by a single employer.
- The proposal also requests an increase in the number of permitted proxy access nominees to 25% of the Board, but not less than two. We have capped the number of permitted proxy access nominees at 20% of the Board. Our Governance Committee and Board seek to ensure that our directors have an appropriate mix of relevant skills, professional experience and backgrounds, bring diverse viewpoints and perspectives, and effectively represent the long-term interests of stockholders. Capping the number of permitted proxy access nominees at 20% of the Board ensures that stockholders have a meaningful right of nomination without overly disrupting the balance of characteristics the Board seeks to achieve through the regular nomination process. We believe this limit also helps to address concerns that a stockholder could use proxy access to eventually cause a change in control or to pursue special interests that are not widely supported by our stockholders.

PayPal has a history of strong corporate governance, and our leadership structure reflects our long-standing commitment to best practices in governance and accountability to our stockholders. For example, in addition to our proxy access framework:

- All of our directors are elected annually, with a majority voting standard.
- Nine of our 11 directors are independent.
- We have separate Chairman and CEO roles and a lead independent director with robust responsibilities.
- Our stockholders have a right to call a special meeting.
- We have an active stockholder engagement program through which we connect with our stockholders regularly to understand and discuss their views on corporate governance matters and issues of importance to all stockholders, including proxy access.
- We proactively focus on Board composition and refreshment, with an emphasis on building a Board consisting of directors who bring a wide range of diversity, skills, experiences, and perspectives. In 2017, we added three new directors to our Board.
- There are multiple channels for stockholders and other interested parties to communicate with our directors, as described under the heading "Communication with the Board" and elsewhere in this proxy statement.

In light of the Board's commitment to strong corporate governance, the Company's record of performance as supported by its governance structure and our existing proxy access rights which are consistent with best practices, the Board believes that adoption of this stockholder proposal is both unnecessary and would be detrimental to stockholder value.

For the reasons set forth above, the Board believes that implementation of this proposal is not in the best interests of PayPal and its stockholders. The Board therefore recommends a vote AGAINST the proposal.

# Proposal 7—Stockholder Proposal Regarding Political Transparency

James McRitchie and Myra K. Young, whose address is 9295 Yorkship Court, Elk Grove, California 95758, have advised the Company that they intend to present the following stockholder proposal at the Annual Meeting. Mr. McRitchie and Ms. Young have indicated that they hold 50 shares of PayPal common stock, and have delegated John Chevedden to act as their agent regarding this stockholder proposal, including its presentation at the Annual Meeting. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponents.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponents. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

> **The Board Recommends a Vote AGAINST Stockholder Proposal 7 based on the reasons set forth in PayPal's Statement in Opposition following the stockholder proposal.**

> **James McRitchie's and Myra K. Young's Proposal and Supporting Statement (as received)**
>
> **Resolved**: Shareholders of PayPal Holdings, Inc. ("PayPal" or "Company") hereby request PayPal provide a report, updated semiannually, disclosing the Company's:
>
> 1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including: (a) The identity of the recipient as well as the amount paid to each; and (b) The title(s) of the person(s) in the Company responsible for decision-making.
>
> The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This resolution does not encompass lobbying.
>
> **Supporting Statement**: As long-term shareholders of PayPal, we support transparency and accountability in corporate political spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.
>
> Disclosure is in the best interest of PayPal and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision: "...prompt disclosure of expenditures can provide shareholders and citizens with the information needed to hold corporations and elected officials accountable for their positions and supporters. Shareholders can determine whether their corporation's political speech advances the corporation's interest in making profits, and citizens can see whether elected officials are "in the pocket" of so-called moneyed interests... This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."
>
> The Court expressed enthusiasm that technology today makes disclosure "rapid and informative." Unfortunately, the Court envisioned a mechanism that does not currently exist. Relying on publicly available data does not provide a complete picture of our Company's political spending. For example, PayPal's payments to trade associations that may be used for election-related activities are undisclosed. This proposal asks our Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations, which may be used for political purposes. Implementation would bring PayPal in line with a growing number of leading companies, including Procter & Gamble Co., which present this information on their websites.
>
> Support by mutual funds for this topic jumped significantly in 2017, to 48 percent from 43 percent in 2016, according to an analysis by Fund Votes. Our Company's board and shareholders need comprehensive disclosure to fully evaluate the political use of corporate assets.
>
> We urge you to vote For:
>
> Proposal 7 – Transparent Political Spending

## PAYPAL'S STATEMENT IN OPPOSITION

The Board has considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders, customers and employees for PayPal to be an effective participant in the political process. We conduct business in over 200 jurisdictions, necessitating compliance with a complex set of laws, rules, and regulations. Proposed changes to these laws, rules, and regulations can have a significant effect on our business, operating results and stockholder value. We are committed to transparency in all areas of our business, including our political contributions and public policy activities.

Our policy and practices regarding political contributions are available at https:// public policy.paypal-corp.com/about-us#politicaltranspacency. Our Government Relations team focuses its efforts on public policy issues relevant to the long-term interest of our Company and stockholders, and without regard to the personal political preferences of individual PayPal directors, officers, and employees. We are committed to the highest ethical standards, and have procedures in place to ensure that our political contributions and lobbying activities are subject to appropriate oversight. Our Corporate Governance and Nominating Committee, consisting entirely of independent directors, has oversight of our political contributions and lobbying activities. Our Senior Vice President, Corporate Affairs, and Vice President, Government Relations, review and approve all plans for corporate political contributions to ensure that these activities are consistent with the Company's guidelines and comply with applicable laws.

Our political contributions and lobbying activities are governed by extensive laws and regulations, including those requiring public disclosure of such contributions and activities. We also have a non-partisan political action committee (the "PayPal PAC"), funded entirely on a voluntary basis by eligible PayPal employees. No corporate funds are used. Federal Election Commission ("FEC") Reports on political contributions and expenditures by the PayPal PAC are available at www.fec.gov.

While the PayPal PAC is the primary vehicle for political engagement, we make a limited number of corporate political contributions at the state level where permitted by law. This includes corporate contributions to state candidates and political committees in areas where the Company has a significant employee or facility presence. We voluntarily disclose information regarding our political contributions under U.S. state and local laws, contributions to organizations operating under Section 527 of the Internal Revenue Code, and information regarding the governance of our political activities on our investor relations site at https:// public policy.paypal-corp.com/about-us#politicaltranspacency.

We believe that the adoption of this proposal is unnecessary given our existing disclosure and reporting practices, and could result in competitive harm without providing commensurate benefit to our stockholders. The requested report could put us at a disadvantage relative to our competitors, who are not required to disclose this information, by revealing confidential information about our long-term strategies and priorities. Any additional political contribution reporting requirements that go beyond those required under existing law should be applicable to all participants engaged in the political process, rather than to us alone, as the proposal requests.

Finally, we note that our political contributions and expenditures are not financially material to the Company and are insignificant when compared to our total operating costs.

In conclusion, we believe this proposal is unnecessary given that ample public disclosure already exists regarding PayPal's political contributions and expenditures. If adopted, the proposal would apply only to PayPal and to no other company and would cause PayPal to incur undue cost and administrative burden, as well as competitive harm, without commensurate benefit to our stockholders. Accordingly, we recommend that you vote AGAINST this proposal.

# Proposal 8—Stockholder Proposal Regarding Human and Indigenous Peoples' Rights

John C. Harrington TTEE Harrington Investments, Inc. 401k Plan, whose address is 1001 2nd Street, Suite 325, Napa, California 94559 (the "Plan"), has advised the Company that it intends to present the following stockholder proposal at the Annual Meeting. The Plan has indicated that it holds at least $2,000 worth of PayPal common stock. The stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the proponent.

The text of the stockholder proposal and supporting statement appear exactly as received by the Company unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

> **The Board Recommends a Vote AGAINST Stockholder Proposal 8 based on the reasons set forth in PayPal's Statement in Opposition following the stockholder proposal.**

---

**The Plan's Proposal and Supporting Statement (as received)**

### PAYPAL

Whereas, in 2015 our Company endorsed the Human Rights Campaign (HRC) landmark federal non-discrimination legislation (Equality Act) to protect LGBT people from discrimination; and

Whereas, our Company on its website highlighted its long-time support for domestic partnership and against discrimination based on sexual orientation or gender identity; and

Whereas, our Company, on the other hand, has been attacked for hypocrisy for supporting government policies to expand business in Cuba and for conducting business in at least 25 countries where homosexual behavior is illegal; and

Whereas, our Company has also been accused of discriminating against Palestinians and Palestinian businesses while not denying financial services to Israeli settlers in the occupied West Bank and Gaza Strip; and

Whereas, our Company in 2017 earned a perfect 100% score on Human Rights Campaign's (HRC) Corporate Equity Index for the second year in a row and was named one of the Best Places to Work for LGBT Equality by HRC; and

Whereas, our Company has adopted a voluntary Code of Business Conduct and Ethics; and

Whereas, none of our Company's committee charters, Bylaws, or Articles of Incorporation mention human rights policies or statements that outline PayPal's official company policies on international human rights; and

Whereas, The United Nations in 1948 adopted the Universal Declaration of Human Rights, and the United Nations Human Rights Council in 2011 adopted the United Nations Guiding Principles on Business and Human Rights, and in 2006, the United Nations adopted the United Nations Declaration on the Rights of Indigenous Peoples;

Whereas, the Proponent believes it is a fiduciary duty of the board and management to consider human rights when making all executive decisions where there is significant potential impact or consequences of our Company's involvement, as well as significant risk to our Company;

Whereas, our Company, addresses human rights in non-binding policy statements and non-binding guidelines with limited legal teeth or enforcement mechanisms and therefore minimal assurance of respect or protection for global human rights; and

Whereas, reputational damage, negative publicity and loss of customers' business can result in long-term consequences for our Company;

Therefore, be it resolved, shareholders request that PayPal modify its committee charters, Bylaws or Articles of Incorporation to ensure that our Human and Indigenous Peoples' Rights Policies clearly delineate the fiduciary duties of Board and management to respect and honor global human and indigenous peoples' rights in all relevant business transactions.

## PAYPAL'S STATEMENT IN OPPOSITION

PayPal is committed to the highest standards of social responsibility and human rights in our business operations, and respecting the dignity of every person is a long-held commitment. We have carefully considered the stockholder proposal, and our Board does not believe that formally amending our corporate governance documents is an effective or appropriate way to address human rights.

We operate with a strong mission and vision and set values that are grounded in the idea that it is a critical role of businesses today to be a force for good in our world. We believe that our Company must have a purpose beyond profit and that our customers, employees and other stakeholders increasingly expect us to take meaningful action. Consistent with our mission, vision and purpose, we work meaningfully to respect and honor global human rights in our business operations.

### Social

We are committed to improving financial participation and health for individuals and businesses, powering charitable giving to nonprofits around the world, and strengthening the communities in which we live and work. Inclusion and equality are at the heart of our mission to make moving and managing money a right for all. This mission extends to how we treat one another and how we operate in the world. It shapes our culture, strengthens our communities, guides our actions, and is evidenced in our drive to create a fully inclusive workplace. For example:

- PayPal is committed to improving the health of local communities and the strength of the global economy. Through products such as PayPal Working Capital, we have been at the forefront of helping small businesses gain access to capital since 2013, providing more than $4.5 billion in funding to more than 140,000 small businesses, many in communities where physical bank branches are not easily accessible.
- PayPal partners with Village Capital, an organization that trains and invests in seed-stage social entrepreneurs. Together we are supporting entrepreneurs focused on democratizing access to financial services for low-wealth individuals and families around the world.
- PayPal has provided Kiva, an international nonprofit that pioneers micro-lending to small entrepreneurs around the world, fee-free transactions for over a decade. PayPal's support has helped enable Kiva to provide interest-free loans to approximately 2.5 million entrepreneurs in 86 countries, many of whom are female and lack other methods of access to capital. Additionally, PayPal connects skilled volunteers with Kiva projects, promotes and manages a lending campaign with consumers and employees, and cross-promotes Kiva's platform to small merchants on PayPal.
- We are committed to providing charitable organizations with the tools and technology they need to raise mission-critical funds. During the 2017 holiday season, the global PayPal community contributed over $1 billion to charities and nonprofits with donations coming from people in 175 different countries.
- More information about our efforts to improve financial participation and health for individuals and businesses, power charitable giving to nonprofits around the world, and strengthen the communities in which we live and work can be found on our Social Innovation site at https://www.paypal.com/us/webapps/mpp/social-innovation.

### Inclusion and Diversity

We are a purpose-driven company whose beliefs are reflected in the way we do business every day. One area that is of particular importance is inclusion and diversity. For example:

- PayPal's vision is for everyone to have access to our services, subject to our ability to properly meet the customer needs, mitigate risk, and address regulatory and compliance requirements and resource allocation considerations in regions where our services are not currently available.
- Through our core business we are working on ways to use technology and data to serve underserved customers. For consumers sending money overseas with our Xoom and PayPal products, it costs consumers on average just 3.93% of the amount sent compared with World Bank data demonstrating that the average cost of sending a remittance is 7.45%.
- In 2018, for the third year in a row, PayPal received a perfect score of 100 percent on the Human Rights Campaign's Corporate Equality Index, which is a U.S. national report from the Human Rights Campaign about practices and polices related to LGBTQ workplace equality, such as non-discrimination protections, domestic partner benefits, transgender-inclusive health care benefits, and public engagement. PayPal supports efforts to make the discrimination of LGBTQ persons unlawful through legislative efforts, including participation in amicus curiae briefs and through public endorsement of the Equality Act bill. Our employee affinity group, Pride, serves as a platform for LGBTQ community events and other activities within PayPal, with chapters in PayPal offices across the globe.
- For more information please visit our Responsible Practices page at https://www.paypal.com/us/webapps/mpp/about/responsible-practices.

### Governance

From a governance perspective, our ARC Committee, consisting entirely of independent directors, already supports the Board in overseeing and assessing key current and emerging risks facing the Company, including factors that contribute to our operational and reputational exposures. In addition, we have adopted both a Code of Business Conduct & Ethics, which is applicable to all of our directors and employees, as well as a Supplier Code of Business Conduct & Ethics, which is applicable to our suppliers, vendors and consultants. Both of these governance documents provide clear guidance on how we should conduct business for the benefit of ourselves, our colleagues, our customers, our suppliers and our stockholders. These policies are available at https://investor.paypal-corp.com/corporate-governance.cfm and https://www.paypal.com/us/webapps/mpp/about/responsible-practices.

Our Board and management are committed to working together to continue to advance the Company's commitment to human rights. Our existing governance framework has produced a strong commitment to human rights and progress that is evident in our established policies, practices and procedures, which continue to evolve. As a result, our Board believes that the proposal's recommendations are unnecessary and counterproductive in light of our existing commitment to human rights.

In light of the measures that PayPal has already taken to maintain the highest standards of social responsibility and human rights in the operations of our business, we believe that the formal amendments to our corporate governance documents requested by the proponent is not necessary and would not be beneficial to PayPal or our stockholders. The Board therefore recommends a vote AGAINST the proposal.

# Other Information

## Questions and Answers
### PROXY MATERIALS

1.  **Why did I receive these proxy materials?**
    The Board has made these materials available to you on the Internet or, upon your request, has delivered printed proxy materials to you, in connection with the solicitation of proxies by the Company for use at our Annual Meeting, which will take place exclusively online on May 23, 2018. You are receiving these materials because you were a stockholder at the close of business on April 3, 2018, the record date, and are entitled to vote at the Annual Meeting. This proxy statement and our 2017 Annual Report on Form 10-K, together with a proxy card or voting instruction form, are being mailed to stockholders beginning on or about April 12, 2018.

2.  **What is included in the proxy materials?**
    The proxy materials include:

    *   Our proxy statement for the Annual Meeting, which includes information that we are required to provide to you under SEC rules and that is designed to assist you in voting your shares; and
    *   Our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

    If you received a paper copy of these materials by mail, the proxy materials also include a proxy card or a voting instruction form for the Annual Meeting. If you received a "Notice of Internet Availability of Proxy Materials" (described below) instead of a paper copy of the proxy materials, see Question 10 below for information regarding how you can vote your shares.

3.  **Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?**
    We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we are mailing to many of our stockholders a "Notice of Internet Availability of Proxy Materials" ("Notice") of the proxy materials instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a paper copy of the proxy materials by mail. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or electronically on an ongoing basis.

    This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting. On April 12, 2018, we mailed the Notice to participating stockholders, containing instructions on how to access the proxy materials on the Internet.

4.  **How can I access the proxy materials over the Internet?**
    Your Notice, proxy card or voting instruction card will contain instructions on how to:

    *   view our proxy materials for the annual meeting on the Internet; and
    *   instruct us to send our future proxy materials to you electronically by e-mail.

    Our proxy materials are also available on our website at https://investor.paypal-corp.com/annuals-proxies.cfm and our proxy materials will be available during the voting period starting on April 12, 2018.

    Instead of receiving future copies of our proxy statements and annual reports by mail, stockholders of record and most beneficial owners can elect to receive an email that will provide an electronic link to these documents. Choosing to receive your proxy materials by email will save us the cost of printing and mailing documents to you and reduce the environmental impact of our annual meetings of stockholders. Your election to receive future proxy materials by email will remain in effect until you revoke it.

    **Stockholder of Record**
    If you vote on the Internet, simply follow the prompts to enroll in the electronic proxy delivery service. You also may enroll in the electronic proxy delivery service at any time in the future by going directly to https://investor.paypal-corp.com/annuals-proxies.cfm and following the enrollment instructions.

    **Beneficial Owner**
    If you hold your shares in a brokerage account or through a broker, bank, or other nominee, you also may be able to receive copies of these documents electronically. Please check the information provided in the proxy materials sent to you by your broker, bank or other nominee regarding the availability of this service.

5.  **How may I obtain a paper copy of the proxy materials?**
    Stockholders who receive a paper copy of the Notice will find instructions about how to obtain a paper copy of the proxy materials on the Notice. Stockholders who receive the Notice by email will find instructions about how to obtain a paper copy of the proxy materials as part of that email. All stockholders of record who do not receive a Notice by paper copy or email will receive a paper copy of the proxy materials by mail.

6.  **I share an address with another stockholder and we received only one paper copy of the proxy materials or Notice. How may I obtain an additional copy?**
    We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders. This procedure reduces our printing and mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards.

    Upon written request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of the Notice and, if applicable, the proxy materials, stockholders of record may contact Broadridge Financial Solutions, Inc. at:

    *   By Internet: www.proxyvote.com
    *   By telephone: 1-800-579-1639
    *   By email: sendmaterial@proxyvote.com

    Additionally, stockholders who share the same address and receive multiple copies of the Notice can request a single Notice by contacting us at the address, email address or telephone number above.

    Beneficial owners of shares may contact their brokerage firm, bank, broker-dealer, or other nominee to request information about householding.

## VOTING INFORMATION

7.    What proposals will be voted on at the Annual Meeting? How does the Board recommend that I vote? What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?

| Proposal | Voting Options | Board Recommendation | Vote Required to Adopt the Proposal | Effect of Abstentions | Effect of Broker Non-Votes* |
|---|---|---|---|---|---|
| Item 1: Election of the 11 directors nominees identified in this proxy statement to hold office until our 2019 Annual Meeting of Stockholders. | For, Against or Abstain on each nominee | FOR each nominee | Majority of votes cast for such nominee | No effect | No effect |
| Item 2: Advisory vote to approve the compensation of our named executive officers. | For, Against or Abstain | FOR | Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote | Treated as votes Against | No effect |
| Item 3: Approval of the PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan. | For, Against or Abstain | FOR | Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote | Treated as votes Against | No effect |
| Item 4: Approval of the PayPal Holdings, Inc. Amended and Restated Employee Stock Purchase Plan. | For, Against or Abstain | FOR | Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote | Treated as votes Against | No effect |
| Item 5: Ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor for 2018. | For, Against or Abstain | FOR | Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote | Treated as votes Against | Brokers have discretion to vote |
| Items 6-8: Stockholder proposals regarding: (6) stockholder proxy access enhancement; (7) political transparency; and (8) human and indigenous peoples' rights. | For, Against or Abstain | AGAINST | Majority of shares represented in person or by proxy at the Annual Meeting and entitled to vote | Treated as votes Against | No effect |

* See Question 13 below for additional information on broker non-votes.

8.    **What shares can I vote?**

Each share of PayPal common stock issued and outstanding as of the close of business on April 3, 2018, the record date for the Annual Meeting, is entitled to cast one vote per share on all items being voted on at the Annual Meeting. You may vote all shares of PayPal common stock that you owned as of the record date, including shares held (1) directly in your name as the stockholder of record, including shares purchased or acquired through PayPal's equity incentive plans, and (2) for you as the beneficial owner through a broker, bank, trustee, or other nominee.

On the record date, 1,187,180,992 shares of common stock were issued and outstanding and entitled to vote.

9.  **What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

Most PayPal stockholders hold their shares as a beneficial owner through a bank, broker or other nominee rather than directly in their own name. As summarized below, there are some important distinctions between shares held of record and those owned beneficially.

| Stockholder of Record | Beneficial Owner |
|---|---|
| If your shares are registered directly in your name with PayPal's transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares. The Notice and proxy statement and any accompanying documents, if applicable, have been provided directly to you by PayPal. | If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares (this is also commonly referred to as holding shares in "street name"). Accordingly, the Notice and proxy statement and any accompanying documents, if applicable, have been provided to your broker, bank, or other holder of record, who in turn provided the materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote your shares by using the voting instruction card or by following their instructions for voting on the Internet or by telephone. |

10. **How do I vote?**

Stockholders may vote by Internet, telephone, mail, or in person by attending the virtual Annual Meeting by webcast. Please make sure that you have your Notice, proxy card or voting instruction form available and carefully follow the instructions.

| Stockholder of Record | Beneficial Owner |
|---|---|
| By Internet: vote your shares online at www.proxyvote.com. | By Internet: vote your shares online at www.proxyvote.com. |
| By telephone: call (800) 690-6903 or the telephone number on your proxy card. | By telephone: call (800) 690-6903 or the telephone number on your voting instruction form. |
| By mail: complete, sign and date your proxy card and return it in the postage-paid envelope. | By mail: mark, date and sign your voting instruction form and return it in the postage-paid envelope. |
| Internet and telephone voting are available 24 hours a day and will close at 11:59 p.m. Eastern Time on Tuesday, May 22, 2018. | Internet and telephone voting are available 24 hours a day and will close at 11:59 p.m. Eastern Time on Tuesday, May 22, 2018. |
| Live at the virtual Annual Meeting: participate in the Annual Meeting online at pypl.onlineshareholdermeeting.com and vote your shares during the Annual Meeting. You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting. | Live at the virtual Annual Meeting: participate in the Annual Meeting online at pypl.onlineshareholdermeeting.com and vote your shares during the Annual Meeting. You will need the 16-digit control number included with these proxy materials to participate in the Annual Meeting. |

11. **What can I do if I change my mind after I vote my shares?**

If you are the stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- sending written notice of revocation to our Corporate Secretary;
- submitting a revised proxy by Internet, telephone, or paper ballot after the date of the revoked proxy; or
- voting in person by attending the virtual Annual Meeting by webcast.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other nominee. Because you are not the stockholder of record, you may not vote your shares at the virtual Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting. Your shares will be voted according to the most recent instructions you provide.

12. **What if I return my proxy card but do not provide voting instructions?**

If you are a stockholder of record and you return your signed proxy card without giving specific voting instructions, your shares will be voted as recommended by the Board (see Question 7 above).

13. **What if I am a beneficial owner and do not give voting instructions to my broker?**

If you are a beneficial owner of shares, your broker, bank or other nominee is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except for the ratification of the appointment of

PricewaterhouseCoopers LLP as our independent auditor for 2018, unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares on the Internet or by telephone. If you do not provide voting instructions, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote" and will have no effect on the Proposals described above except for Proposal 5 (see Question 7 above). For your vote to be counted, you will need to communicate your voting decision to your broker, bank or other nominee before the date of the Annual Meeting.

14. **What constitutes a quorum?**

A majority of the shares of PayPal common stock entitled to vote at the Annual Meeting, present in person or represented by proxy, is necessary to constitute a quorum for purposes of adopting proposals at the Annual Meeting. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum.

15. **Who will bear the cost of soliciting votes for the Annual Meeting?**

We bear all expenses incurred in connection with the solicitation of proxies. We have engaged D.F. King & Co., Inc. to assist us in distributing proxy materials and soliciting proxies for a fee of $15,000, plus reasonable out-of-pocket expenses. We will reimburse brokerage houses and other custodians, fiduciaries, and nominees for their reasonable out-of-pocket expenses for forwarding proxy materials to beneficial owners of shares. Our directors, officers, and employees may solicit proxies in person, by mail, by telephone, or by electronic communication, but they will not receive any additional compensation for these activities.

16. **What happens if additional matters are presented at the Annual Meeting?**

Other than the nine items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Daniel H. Schulman, John D. Rainey, A. Louise Pentland, Wanji Walcott and Brian Y. Yamasaki, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting. If, for any reason, any of the nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

17. **Where can I find the voting results of the Annual Meeting?**

We will announce preliminary voting results at the Annual Meeting. We will publish the final voting results in a Current Report on Form 8-K within four business days following the Annual Meeting.

## ATTENDING THE ANNUAL MEETING

18. **How can I attend the Annual Meeting?**

The Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted exclusively via live webcast. You are entitled to participate in the annual meeting only if you were a PayPal stockholder as of the close of business on April 3, 2018, the record date, or if you hold a valid proxy for the annual meeting.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting pypl.onlineshareholdermeeting.com. You also will be able to vote your shares by attending the virtual Annual Meeting online.

To participate in the annual meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on the instructions that accompanied your proxy materials. Stockholders who wish to submit a question to PayPal prior to the Annual Meeting may do so at www.proxyvote.com. Stockholders will need the 16-digit control number to submit a question.

The online meeting will begin promptly at 8:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m., Pacific Time, and you should allow sufficient time for the check-in procedures.

19. **Why are you holding a virtual meeting instead of a physical meeting?**

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders and our Company. We believe that hosting a virtual meeting will enable more of our stockholders to attend and participate in the meeting since our stockholders can participate from any location around the world with Internet access.

20. **What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders or to nominate individuals to serve as directors?**

Stockholder Proposals: Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the 2019 Annual Meeting of Stockholders ("2019 Annual Meeting") by submitting their proposals in writing to PayPal's Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2019 Annual Meeting, our Corporate Secretary must receive the written proposal at our principal executive offices no later than December 13, 2018. If we hold our 2019 Annual Meeting more than 30 days before or after the one-year anniversary date of the Annual Meeting, we will disclose the new deadline by which stockholder proposals must be received by any means reasonably determined to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act, and with the SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to Corporate Secretary, PayPal Holdings, Inc., 2211 North First Street, San Jose, California 95131.

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our Bylaws provide that the only business that may be conducted at an annual meeting is business that is (1) brought before the meeting by the Company and specified in the notice of a meeting given by or at the direction of our Board, (2) brought before the meeting by or at the direction of our Board, or (3) otherwise properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our Bylaws. To be timely for our 2019 Annual Meeting, our Corporate Secretary must receive the written notice by overnight express courier or registered mail, return receipt requested, at our principal executive offices:

- not earlier than the close of business on January 23, 2019; and
- not later than the close of business on February 22, 2019.

If we hold our 2019 Annual Meeting more than 30 days before or more than 60 days after the one-year anniversary of our 2018 Annual Meeting, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than the close of business on the 120th day prior to the 2019 Annual Meeting; and
- not later than the close of business on the 90th day prior to the 2019 Annual Meeting or, if later, the 10th day following the day on which public disclosure of the 2019 Annual Meeting was first made.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear virtually (for a virtual annual meeting) or in person (for a physical annual meeting) to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

Nomination of Director Candidates: You may propose director candidates for consideration by our Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership on our Board, and should be directed to our Corporate Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Proposal 1—Election of Directors—Consideration of Director Nominees— Stockholder Recommendations and Nominations" on page 14 of this proxy statement.

In addition, our Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our Bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our Bylaws, which, in general, require that our Corporate Secretary receive the notice within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in our proxy statement.

We advise you to review our Bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Our Bylaws were filed with the SEC on February 7, 2018 as an exhibit to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and are available at https://investor.paypal-corp.com/annuals-proxies.cfm. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for submitting stockholder proposals and nominating director candidates.

## Other Matters

The Board is not aware of any other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

The Chair of the Annual Meeting may refuse to allow the transaction of any business, or to acknowledge the nomination of any person, not made in compliance with our Bylaws.

By Order of the Board of Directors



Brian Y. Yamasaki
Vice President, Corporate Legal and Secretary
Dated: April 12, 2018

# Appendix A

## PayPal Holdings, Inc.
## Amended and Restated 2015 Equity Incentive Award Plan

### ARTICLE 1. PURPOSE

The purpose of the PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan, as it may be further amended and restated from time to time (the "**Plan**") is to promote the success and enhance the value of PayPal Holdings, Inc. (the "**Company**") by linking the personal interests of the members of the Board, Employees, and Consultants (each as defined below) to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

### ARTICLE 2. DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 **"Assumed Spin-Off Award"** means an award granted to certain employees, consultants and directors of the Company, eBay Inc. and their respective subsidiaries under an equity compensation plan maintained by eBay Inc. or a corporation acquired by eBay Inc., which award is assumed by the Company and converted into an Award in connection with the Spin-Off, pursuant to the terms of the Employee Matters Agreement between the Company and eBay Inc., entered into in connection with the Spin-Off, which Assumed Spin-Off Award shall be issued upon the effective time of the Spin-Off.

2.2 **"Award"** means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance Stock Unit award, a Dividend Equivalents award, a Stock Payment award, a Deferred Stock Unit award, a Restricted Stock Unit award or a Performance Bonus Award granted to a Participant pursuant to the Plan, including an Assumed Spin-Off Award.

2.3 **"Award Agreement"** means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4 **"Board"** means the Board of Directors of the Company.

2.5 **"Change in Control"** means and includes each of the following:

(a) A transaction or series of transactions (other than an offering of Stock to the general public through a registration statement filed with the U.S. Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b) During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.5(a) or Section 2.5(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i) Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "**Successor Entity**")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction; and

(ii) After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.5(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) The Company's stockholders approve a liquidation or dissolution of the Company.

In addition, if the Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, to the extent required, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event" as defined in Treasury Regulation § 1.409A-3(i)(5). The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.6    **"Code"** means the U.S. Internal Revenue Code of 1986, as amended.

2.7    **"Committee"** means the committee of the Board described in Article 12.

2.8    **"Consultant"** means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or any Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and (c) the consultant or adviser is a natural person.

2.9    **"Deferred Stock Unit"** means a right to receive a specified number of shares of Stock during specified time periods pursuant to Section 8.5.

2.10   **"Director"** means a member of the Board.

2.11   **"Disability"** means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time, or if Participant is otherwise ineligible to participate in the Company's long-term disability insurance program or resides outside the United States and no such program exists, means that the Participant is unable to perform his or her duties with the Company or its Subsidiary by reason of a medically determinable physical or mental impairment, as determined by a physician acceptable to the Company, which is permanent in character or which is expected to last for a continuous period of more than six (6) months.

2.12   **"Dividend Equivalent"** means a right granted to a Participant pursuant to Section 8.3 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.13   **"DRO"** shall mean a domestic relations order as defined by the Code or Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.14   **"Effective Date"** shall have the meaning set forth in Section 13.1.

2.15   **"Eligible Individual"** means any person who is an Employee, a Consultant or an Independent Director, as determined by the Committee.

2.16   **"Employee"** means any person on the payroll records of the Company or a Subsidiary and actively providing services as an employee. Service as a Director or compensation by the Company or a Subsidiary solely for services as a Director shall not be sufficient to constitute "employment" by the Company or a Subsidiary.

2.17   **"Equity Restructuring"** shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per share value of the Stock underlying outstanding Awards.

2.18   **"Exchange Act"** means the U.S. Securities Exchange Act of 1934, as amended.

2.19   **"Fair Market Value"** means, as of any given date, (a) if Stock is traded on any established stock exchange, the closing price of a share of Stock as reported in the Wall Street Journal (or such other source as the Company may deem reliable for such purposes) for such date, or if no sale occurred on such date, the first trading date immediately prior to such date during which a sale occurred; or (b) if Stock is not traded on an exchange but is quoted on a national market or other quotation system, the last sales price on such date, as reported in the Wall Street Journal (or such other source as the Company may deem reliable for such purposes), or if no sales occurred on such date, then on the date immediately prior to such date on which sales prices are reported; or (c) if Stock is not publicly traded, the fair market value of a share of Stock as established by the Committee acting in good faith.

2.20   **"Full Value Award"** means any Award other than an Option, Stock Appreciation Right or other Award for which the Participant pays the intrinsic value existing at the date of grant (whether directly or by forgoing a right to receive a payment from the Company or any Subsidiary).

**2.21** **"Incentive Stock Option"** means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

**2.22** **"Independent Director"** means a Director of the Company who is not an Employee.

**2.23** **"Non-Employee Director"** means a Director of the Company who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) under the Exchange Act, or any successor rule.

**2.24** **"Non-Qualified Stock Option"** means an Option that is not intended to be an Incentive Stock Option.

**2.25** **"Option"** means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

**2.26** **"Participant"** means any Eligible Individual who, as a member of the Board, Consultant or Employee, has been granted an Award pursuant to the Plan.

**2.27** **"Performance Bonus Award"** has the meaning set forth in Section 8.7.

**2.28** **"Performance Criteria"** means the criteria that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period, determined as follows:

    **(a)** The Performance Criteria that will be used to establish Performance Goals may include, without limitation, any of the following: trading volume; users; customers; total payment volume; revenue; operating income; EBITDA and/or net earnings (either before or after interest, taxes, depreciation and amortization); net income (either before or after taxes); earnings per share; earnings as determined other than pursuant to United States generally accepted accounting principles ("GAAP"); multiples of price to earnings; multiples of price/earnings to growth; return on net assets; return on gross assets; return on equity; return on invested capital; Stock price; cash flow (including, but not limited to, operating cash flow and free cash flow); net or operating margins; economic profit; Stock price appreciation; total stockholder returns; employee productivity; market share; volume; customer satisfaction metrics; net sales; expense levels; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions; implementation, completion or attainment of objectives with respect to research, development, commercialization, products or projects, production volume levels, acquisitions and divestitures and recruiting and maintaining personnel; financing and other capital raising transactions (including sales of the Company's equity or debt securities, factoring transactions); product revenue growth; gross profit; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property, establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors)); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; economic value-added models or equivalent metrics; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents, passing pre-approval inspections (whether of the Company or third parties)); gross or cash margins; debt reduction; reductions in costs; year-end cash; working capital levels, including cash, inventory and accounts receivable; research and development achievements; operating efficiencies and employee engagement/satisfaction metrics, any of which may be measured with respect to the Company, or any Subsidiary, affiliate or other business unit of the Company, either in absolute terms, terms of growth or as compared to any incremental increase, as compared to results of a peer group, and may be calculated on a pro forma basis or in accordance with GAAP.

    **(b)** The Committee may, in its discretion, provide that one or more adjustments shall be made to one or more of the Performance Goals. Such adjustments may include, without limitation, one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; or (xiv) items relating to any other unusual or nonrecurring events or changes in applicable laws, tax rates, accounting principles or business conditions.

**2.29** **"Performance Goals"** means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such

Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual. The Committee, in its discretion, may adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

2.30  **"Performance Period"** means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a performance-based Award.

2.31  **"Performance Share"** means a right granted to a Participant pursuant to Section 8.1, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.32  **"Performance Stock Unit"** means a right granted to a Participant pursuant to Section 8.2, to receive Stock, the payment of which is contingent upon achieving certain Performance Goals or other performance-based targets established by the Committee.

2.33  **"Plan"** means this PayPal Holdings, Inc. Amended and Restated 2015 Equity Incentive Award Plan, as it may be amended from time to time.

2.34  **"Restricted Stock"** means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.35  **"Restricted Stock Unit"** means an Award granted pursuant to Section 8.6.

2.36  **"Securities Act"** shall mean the U.S. Securities Act of 1933, as amended.

2.37  **"Spin-Off"** means the distribution of shares of Stock to the stockholders of eBay Inc. on July 17, 2015, pursuant to the Separation and Distribution Agreement between the Company and eBay Inc., dated as of June 26, 2015, entered into in connection with such distribution.

2.38  **"Stock"** means the common stock of the Company, par value $0.0001 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 12.

2.39  **"Stock Appreciation Right"** or **"SAR"** means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.40  **"Stock Payment"** means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of a benefit or compensation, granted pursuant to Section 8.4.

2.41  **"Subsidiary"** means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if, at the time of the determination, each of the entities other than the last entity in the unbroken chain beneficially owns securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.42  **"Substitute Award"** shall mean an Option or SAR granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option.

2.43  **"Termination of Service"** shall mean,
(a)    As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding a termination where there is a simultaneous commencement of employment with the Company or any Subsidiary.
(b)    As to a Non-Employee Director or Independent Director, the time when a Participant who is a Non-Employee Director or Independent Director ceases to be a Director for any reason, including, without limitation, a termination by

resignation, failure to be elected, death or retirement, but excluding: (i) a termination where there is simultaneous employment by the Company or a Subsidiary of such person and (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with such person.

(c)    As to an Employee, the time when the Participant has ceased to actively be employed by or to provide services to the Company or any Subsidiary for any reason, without limitation, including resignation, discharge, death, disability or retirement; but excluding: (i) a termination where there is a simultaneous reemployment or continuing employment of a Participant by the Company or any Subsidiary, (ii) a termination which is followed by the simultaneous establishment of a consulting relationship by the Company or a Subsidiary with the former employee, and (iii) a termination where a Participant simultaneously becomes an Independent Director.

(d)    The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Service, including, without limitation, questions relating to the nature and type of Termination of Service, and all questions of whether particular leaves of absence constitute Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Committee otherwise provides in the terms of the Award Agreement, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Participant shall be deemed to have a Termination of Service in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

## ARTICLE 3. SHARES SUBJECT TO THE PLAN

3.1    **Number of Shares.**

(a)    Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards granted under the Plan is 145,000,000 which includes the aggregate number of shares of Stock subject to all Assumed Spin-Off Awards. Any shares of Stock that are subject to Awards granted under the Plan on or after the 2016 annual meeting of the Company's stockholders (the "**2016 Annual Meeting**") other than Full Value Awards shall be counted against this limit as 0.50 shares for every share of Stock subject to the Award granted. Any shares of Stock that are subject to Full Value Awards granted under the Plan shall be counted against this limit as one (1) share for every share of Stock subject to the Award granted.

(b)    To the extent that an Award terminates, expires, or lapses for any reason, or such an Award is settled in cash without delivery of shares to the Participant, then any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Any such shares of Stock that cease to be subject to such an Award other than a Full Value Award shall be added to the number of shares available under the Plan as the number of shares of Stock (or portion thereof) deemed subject to such Award under Section 3.1(a) as of the date of grant for every share of Stock that ceases to be subject to such Award. Any such shares of Stock that cease to be subject to a Full Value Award shall be added to the number of shares available under the Plan as one (1) share for every share of Stock that ceases to be subject to such Award. Notwithstanding anything in this Section 3.1(b) to the contrary, shares of Stock subject to an Award may not again be made available for issuance under this Plan if such shares are: (x) shares delivered to or withheld by the Company to pay the exercise price of an Option or SAR, (y) shares delivered to or withheld by the Company to satisfy withholding taxes related to such an Award or (z) shares that were subject to an Award and were not issued upon the net settlement of such Award. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding Awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2    **Stock Distributed.** Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

3.3    **Limitation on Number of Shares Subject to Awards.** Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during any calendar year shall be 2,000,000 and the maximum amount that may be paid in cash during any calendar year with respect to any performance-based Award (including, without limitation, any Performance Bonus Award) shall be $3,000,000; provided, however, that such limits shall apply without regard to the Assumed Spin-Off Awards. Any shares of Stock that are subject to Awards granted under the Plan on or after the 2016 Annual Meeting other than Full Value Awards shall be counted against this limit as 0.50 shares for every share of Stock subject to the Award granted. Any shares of Stock that are subject to Full Value Awards granted under the Plan shall be counted against this limit as one (1) share for every share of Stock subject to the Award granted. Awards to Non-Employee Directors and Independent Directors are subject to the limits set forth in Article 10.

## ARTICLE 4. ELIGIBILITY AND PARTICIPATION

**4.1    Participation.** Subject to the provisions of the Plan, the Committee may, from time to time, and in its sole discretion, select from among all Eligible Individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan. In connection with the Spin-Off and pursuant to the terms of the Employee Matters Agreement between the Company and eBay Inc., entered into in connection with the Spin-Off, certain employees, consultants and directors of the Company, eBay Inc. and their respective subsidiaries will receive Assumed Spin-Off Awards.

**4.2    Foreign Participants.** Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have Eligible Individuals, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable, including adoption of rules, procedures or sub-plans applicable to particular Subsidiaries or Participants residing in particular locations; provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Sections 3.1 and 3.3 of the Plan; and (v) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on eligibility to receive an Award under the Plan or on death, disability, retirement or other Termination of Service, available methods of exercise or settlement of an Award, payment of income, social insurance contributions and payroll taxes, the shifting of employer tax liability to the Participant, the withholding procedures and handling of any Stock certificates or other indicia of ownership. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other law applicable to the Stock or the issuance of Stock under the Plan.

## ARTICLE 5. STOCK OPTIONS

**5.1    General.** The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a)    **Exercise Price.** The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 5.4, the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b)    **Time and Conditions of Exercise.** The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided, that the term of any Option granted under the Plan shall not exceed ten years. The Committee shall determine the time period, including the time period following a Termination of Service, during which the Participant has the right to exercise the vested Options, which time period may not extend beyond the term of the Option. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder, the Committee may extend the term of any outstanding Option, and may extend the time period during which vested Options may be exercised, in connection with any Termination of Service of the Participant, and may amend any other term or condition of such Option relating to such a Termination of Service. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)    **Evidence of Grant.** All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

**5.2    Incentive Stock Options.** Incentive Stock Options shall be granted only to Employees and the terms of any Incentive Stock Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the provisions of this Section 5.2.

(a)    **Expiration.** Subject to Section 5.2(c), an Incentive Stock Option shall expire and may not be exercised to any extent by anyone after the first to occur of the following events:

(i)    Ten years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii)    Three months after the Participant's termination of employment as an Employee; and

(iii)    One year after the date of the Participant's termination of employment or service on account of Disability or death. Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(b)    **Dollar Limitation.** The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) **Ten Percent Owners.** An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) and the Option is exercisable for no more than five years from the date of grant.

(d) **Notice of Disposition.** The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two years from the date of grant of such Incentive Stock Option or (ii) one year after the transfer of such shares of Stock to the Participant.

(e) **Right to Exercise.** During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

(f) **Failure to Meet Requirements.** Any Option (or portion thereof) purported to be an Incentive Stock Option, which, for any reason, fails to meet the requirements of Section 422 of the Code shall be considered a Non-Qualified Stock Option.

5.3 **Substitution of Stock Appreciation Rights.** Subject to Section 9.8, the Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option; provided, that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable.

5.4 **Substitute Awards.** Notwithstanding the foregoing provisions of this Article 5 to the contrary, in the case of an Option that is a Substitute Award, the exercise price per share of the shares subject to such Option may be less than the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

## ARTICLE 6. RESTRICTED STOCK AWARDS
6.1 **Grant of Restricted Stock.**
(a) The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by an Award Agreement.
(b) The Committee shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that such purchase price shall be no less than the par value of the Stock to be purchased, unless otherwise permitted by applicable state law. In all cases, legal consideration shall be required for each issuance of Restricted Stock.

6.2 **Issuance and Restrictions.** All shares of Restricted Stock (including any shares received by Participants thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall, in the terms of each individual Award Agreement, be subject to such restrictions on transferability and other restrictions and vesting requirements as the Committee shall provide. Such restrictions may include, without limitation, restrictions concerning voting rights and transferability and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Committee, including, without limitation, criteria based on the Participant's duration of employment, directorship or consultancy with the Company, Performance Criteria, Company performance, individual performance or other criteria selected by the Committee. By action taken after the Restricted Stock is issued, the Committee may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the Award Agreement. Restricted Stock may not be sold or encumbered until all restrictions are terminated or expire.

6.3 **Repurchase or Forfeiture of Restricted Stock.** If no price was paid by the Participant for the Restricted Stock, upon a Termination of Service the Participant's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company without consideration. If a price was paid by the Participant for the Restricted Stock, upon a Termination of Service the Company shall have the right to repurchase from the Participant the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Participant for such Restricted Stock or such other amount as may be specified in the Award Agreement. The Committee in its discretion may provide that in the event of certain events, including a Change in Control, the Participant's death, retirement or disability or any other specified Termination of Service or any other event, the Participant's rights in unvested Restricted Stock shall not lapse, such Restricted Stock shall vest and, if applicable, the Company shall not have a right of repurchase.

6.4 **Certificates for Restricted Stock.** Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the

Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.5    **Section 83(b) Election.** If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service.

## ARTICLE 7. STOCK APPRECIATION RIGHTS

7.1    **Grant of Stock Appreciation Rights.**

(a)    A Stock Appreciation Right may be granted to any Eligible Individual selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

(b)    A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount equal to the product of (i) the excess of (A) the Fair Market Value of the Stock on the date the Stock Appreciation Right is exercised over (B) the Fair Market Value of the Stock on the date the Stock Appreciation Right was granted and (ii) the number of shares of Stock with respect to which the Stock Appreciation Right is exercised, subject to any limitations the Committee may impose. Except as described in (c) below, the exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Committee, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted.

(c)    Notwithstanding the foregoing provisions of Section 7.1(b) to the contrary, in the case of a Stock Appreciation Right that is a Substitute Award, the price per share of the shares subject to such Stock Appreciation Right may be less than the Fair Market Value per share on the date of grant; provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate exercise price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate exercise price of such shares.

7.2    **Payment and Limitations on Exercise.**

(a)    Subject to Sections 7.2(b) payment of the amounts determined under Section 7.1(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement and subject to any tax withholding requirements.

(b)    To the extent any payment under Section 7.1(b) is effected in Stock, it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

## ARTICLE 8. OTHER TYPES OF AWARDS

8.1    **Performance Share Awards.** Any Eligible Individual selected by the Committee may be granted one or more Performance Share awards which shall be denominated in a number of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.2    **Performance Stock Units.** Any Eligible Individual selected by the Committee may be granted one or more Performance Stock Unit awards which shall be denominated in unit equivalent of shares of Stock and/or units of value including dollar value of shares of Stock and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3    **Dividend Equivalents.**

(a)    Any Eligible Individual selected by the Committee may be granted Dividend Equivalents based on the dividends declared on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee; provided, that to the extent shares of Stock subject to an Award are subject to vesting conditions, any Dividend Equivalents relating to such shares shall be subject to the same vesting conditions.

(b)    Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or SARs.

8.4    **Stock Payments.** Any Eligible Individual selected by the Committee may receive Stock Payments in the manner determined from time to time by the Committee. The number of shares shall be determined by the Committee and may be based upon the Performance Criteria or other specific performance criteria determined appropriate by the Committee, determined on the date such Stock Payment is made or on any date thereafter.

8.5    **Deferred Stock Units.** Any Eligible Individual selected by the Committee may be granted an award of Deferred Stock Units in the manner determined from time to time by the Committee. The number of shares of Deferred Stock Units shall be determined by the Committee and may be linked to the Performance Criteria or other specific performance criteria determined to be appropriate by the Committee, including service to the Company or any Subsidiary, in each case on a specified date or dates or over any period or periods determined by the Committee. Stock underlying a Deferred Stock Unit award will not be issued until the Deferred Stock Unit award has vested, pursuant to a vesting schedule or performance criteria set by the Committee. Unless otherwise provided by the Committee, a Participant awarded Deferred Stock Units shall have no rights as a Company stockholder with respect to such Deferred Stock Units until such time as the Deferred Stock Unit Award has vested and the Stock underlying the Deferred Stock Unit Award has been issued.

8.6    **Restricted Stock Units.** The Committee is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. The Committee shall specify, or permit the Participant to elect, the conditions and dates upon which the shares of Stock underlying the Restricted Stock Units shall be issued, which dates shall not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates shall be subject to compliance with Section 409A of the Code. On the distribution dates, the Company shall, subject to Section 9.6(b), transfer to the Participant one unrestricted, fully transferable share of Stock for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited.

8.7    **Performance Bonus Awards.** Any Eligible Individual selected by the Committee may be granted one or more performance-based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Committee and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Committee.

8.8    **Term.** Except as otherwise provided herein, the term of any Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock Units or Restricted Stock Units shall be set by the Committee in its discretion.

8.9    **Exercise or Purchase Price.** The Committee may establish the exercise or purchase price, if any, of any Award of Performance Shares, Performance Stock Units, Deferred Stock Units, Stock Payments or Restricted Stock Units; provided, however, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.10    **Exercise or Payment upon Termination of Service.** An Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Deferred Stock Units, Stock Payments and Restricted Stock Units shall only be exercisable or payable while the Participant is an Employee, Consultant or Director, as applicable; provided, however, that the Committee in its sole and absolute discretion may provide that an Award of Performance Shares, Performance Stock Units, Dividend Equivalents, Stock Payments, Deferred Stock Units or Restricted Stock Units may be exercised or paid subsequent to a Termination of Service, as applicable, or following a Change in Control of the Company, or because of the Participant's retirement, death or disability, or otherwise.

8.11    **Form of Payment.** Payments with respect to any Awards granted under this Article 8 shall be made in cash, in Stock or a combination of both, as determined by the Committee and set forth in the applicable Award Agreement.

8.12    **Award Agreement.** All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Committee and shall be evidenced by an Award Agreement.

## ARTICLE 9. PROVISIONS APPLICABLE TO AWARDS

9.1    **Stand-Alone and Tandem Awards.** Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2    **Award Agreement.** Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the

Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

9.3 **Payment.** The Committee shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan may be paid, the form of payment including, without limitation: (i) cash, (ii) shares of Stock (including, in the case of payment of the exercise price of an Award, shares of Stock issuable pursuant to the exercise of the Award) held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate payments required, or (iii) other property acceptable to the Committee (including through the delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided, that payment of such proceeds is then made to the Company upon settlement of such sale). The Committee shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

9.4 **Limits on Transfer.**
   (a) Except as otherwise provided in Section 9.4(b):
      (i) No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Committee, pursuant to a DRO, unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed;
      (ii) No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Participant or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence; and
      (iii) During the lifetime of the Participant, only the Participant may exercise an Award (or any portion thereof) granted to him under the Plan, unless it has been disposed of pursuant to a DRO; after the death of the Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by his personal representative or by any person empowered to do so under the deceased Participant's will or under the then applicable laws of descent and distribution.
   (b) Notwithstanding Section 9.4(a), the Committee, in its sole discretion, may determine to permit a Participant to transfer an Award other than an Incentive Stock Option to any one or more Permitted Transferees (as defined below), subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant and the Permitted Transferee shall execute any and all documents requested by the Committee, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer. For purposes of this Section 9.4(b), **Permitted Transferee** shall mean, with respect to a Participant, any "family member" of the Participant, as defined under the instructions to the Form S-8 Registration Statement under the Securities Act, or any other transferee specifically approved by the Committee after taking into account any state, federal, local or foreign tax and securities laws applicable to transferable Awards.

9.5 **Beneficiaries.** Notwithstanding Section 9.4, if provided in the applicable Award Agreement, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary designation is provided in the applicable Award Agreement or if no beneficiary has been designated or survives the Participant (or if a beneficiary designation is not enforceable and/or valid under the inheritance and other laws in the Participant's country, as determined by the Committee in its sole discretion), payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution.

Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

**9.6    Stock Certificates; Book Entry Procedures.**

(a)    Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such shares is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b)    Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

**9.7    Paperless Administration.** In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

**9.8    Prohibition on Repricing.** Subject to Section 11.1, the Committee shall not, without the approval of the stockholders of the Company, authorize the amendment of any outstanding Award to reduce its price per share. Furthermore, subject to Section 12.1, no Award shall be canceled and replaced or substituted for with the grant of an Award having a lesser price per share without the further approval of stockholders of the Company. Subject to Section 11.1, the Committee shall have the authority, without the approval of the stockholders of the Company, to amend any outstanding award to increase the price per share or to cancel and replace or substitute for an Award with the grant of an Award having a price per share that is greater than or equal to the price per share of the original Award. Subject to Section 11.1, absent the approval of the stockholders of the Company, the Committee shall not offer to buyout for a payment in cash, an Option or Stock Appreciation Right previously granted when the per share exercise price exceeds the Fair Market Value of the underlying share of stock.

**9.9    Award Vesting Limitations.** Notwithstanding any other provision of the Plan to the contrary, but subject to Sections 6.2, 11.1, 11.2 and 12.3(d) of the Plan, effective as of the 2018 annual meeting of the Company's stockholders (the "2018 Annual Meeting"), no portion of Awards granted under the Plan shall vest before the one-year anniversary of the date of grant; provided, however, that, notwithstanding the foregoing, Awards that result in the issuance to one or more Participants of an aggregate of up to 5% of the shares of Stock which may be issued or transferred under the Plan may be granted without regard to such minimum vesting provisions. Nothing in this Section 9.9 shall preclude the Board or the Committee from taking action, in its sole discretion, to accelerate the vesting of any Award in connection with or following a Change in Control.

**9.10    Dividends on Unvested Awards.** To the extent shares of Stock subject to an Award are subject to vesting conditions, any dividends related to such unvested shares of Stock shall be subject to the same vesting conditions.

## ARTICLE 10. INDEPENDENT DIRECTOR AWARDS

**10.1**    The Board may grant Awards to Independent Directors, subject to the limitations of the Plan, pursuant to a written non-discretionary formula established by the Committee, or any successor committee thereto carrying out its responsibilities on the date of grant of any such Award (the "Independent Director Equity Compensation Policy"). The Independent Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Independent Directors, the number of shares of Stock to be subject to Independent Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Committee (or such other successor committee as described above) shall determine in its discretion, except that any Assumed Spin-Off Awards shall be subject to the terms as in existence as of the completion of the Spin-Off.

**10.2**    Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value of shares of Stock that may be granted during any fiscal year of the Company to any Non-Employee Director or Independent Director shall not exceed $600,000; provided, however, that (i) the limit set forth in this sentence shall be multiplied by two in the fiscal year in which a Non-Employee Director or Independent Director commences service on the Board, and (ii) the limit set forth in this sentence shall not apply to awards made pursuant to a Non-Employee Director's or Independent Director's election to receive an Award in lieu of all or a portion of a cash retainer for service on the Board or any committee thereunder or pursuant to conversion of an eBay Inc. award to a Company award.

## ARTICLE 11. CHANGES IN CAPITAL STRUCTURE

**11.1    Adjustments.**

(a)    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Stock or the share price of the Stock other than an Equity Restructuring, the Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3); (ii) the number and kind of shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b)    In the event of any transaction or event described in Section 11.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any of its affiliates, or of changes in applicable laws, regulations or accounting principles, the Committee, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Committee determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i)    To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1 the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(ii)    To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iii)    To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock or Deferred Stock Units and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv)    To provide that such Award shall be exercisable or payable or fully vested with respect to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v)    To provide that the Award cannot vest, be exercised or become payable after such event.

(c)    In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 11.1(a) and 11.1(b):

(i)    The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, will be equitably adjusted. The adjustments provided under this Section 11.1(c)(i) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

(ii)    The Committee shall make such equitable adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 and 3.3).

(iii)    To the extent that such equitable adjustments result in tax consequences to the Participant, the Participant shall be responsible for payment of such taxes and shall not be compensated for such payments by the Company or its Subsidiaries.

(d)    The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Stock or the rights thereof or which are convertible into or exchangeable for Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

11.2 **Acceleration Upon a Change in Control.**

(a) Notwithstanding Section 11.1, subject to Section 11.2(b) below, and except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs and a Participant's Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Committee may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Committee, in its sole and absolute discretion, shall determine. In the event that the terms of any agreement between the Company or any Company subsidiary or affiliate and a Participant contains provisions that conflict with and are more restrictive than the provisions of this Section 11.2, this Section 11.2 shall prevail and control and the more restrictive terms of such agreement (and only such terms) shall be of no force or effect. Further, to the extent that there are tax consequences to the Participant as a result of the acceleration or lapsing of forfeiture restriction upon a Change in Control, the Participant shall be responsible for payment of such taxes and shall not be compensated for such payment by the Company or its Subsidiaries.

(b) Except as may otherwise be provided in any applicable Award Agreement or other written agreement entered into between the Company and a Participant, if a Change in Control occurs during the Performance Period with respect to an outstanding Award that vests based on Performance Goal(s) or other performance-based objectives, the Performance Period of such Award shall end as of the date of the Change in Control and the Performance Goal(s) or other performance-based objectives shall be deemed to have been satisfied at the actual level of performance as of the date of the Change in Control, as determined by the Committee, as constituted immediately prior to the Change in Control, without proration, and such Award, to the extent deemed earned by the Committee, shall continue to be subject to time-based vesting following the Change in Control in accordance with the original vesting schedule; provided, however, that if the Awards are not converted, assumed, or replaced by a successor entity, then immediately prior to the Change in Control such Awards shall become fully vested pursuant to Section 12.2(a) above.

11.3 **No Other Rights.** Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

## ARTICLE 12. ADMINISTRATION

12.1 **Committee.** Except as otherwise provided herein, the Plan shall be administered by a committee consisting of two or more members of the Board (the "**Committee**"). Unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board each of whom is a Non-Employee Director and an "independent director" under the rules of the Nasdaq Stock Market (or other principal securities market on which shares of Stock are traded); provided, that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 12.1 or otherwise provided in any charter of the Committee. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Committee" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act, or any regulations or rules issued thereunder, are required to be determined in the sole discretion of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment; Committee members may resign at any time by delivering written notice to the Board; and vacancies in the Committee may only be filled by the Board.

12.2 **Action by the Committee.** Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

**12.3 Authority of Committee.** Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)    Designate Participants to receive Awards;

(b)    Determine the type or types of Awards to be granted to each Participant;

(c)    Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d)    Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines; provided, however, that, except as provided in Article 11 of the Plan, the Committee shall not have the authority to accelerate the vesting or waive the forfeiture of any performance-based Awards;

(e)    Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)    Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)    Decide all other matters that must be determined in connection with an Award;

(h)    Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan, including adopting sub-plans to the Plan or special terms for Award Agreements, for the purposes of complying with non-U.S. laws and/or taking advantage of tax favorable treatment for Awards granted to Participants outside the United States (as further set forth in Section 4.2 of the Plan) as it may deem necessary or advisable to administer the Plan;

(i)    Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j)    Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

**12.4 Decisions Binding.** The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

**12.5 Delegation of Authority.** To the extent permitted by applicable law, the Board or the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants or to exercise any of the power, authority and discretion granted to the Committee pursuant to Section 12.3; provided, that (i) the Committee shall have the sole authority with respect to Awards granted to or held by Employees who are subject to Section 16 of the Exchange Act and (ii) officers of the Company (or Directors) to whom authority has been delegated hereunder shall not be delegated such authority with respect to Awards granted to or held by such officers (or Directors). Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation, and the Board or the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Board or the Committee.

## ARTICLE 13. EFFECTIVE AND EXPIRATION DATE

**13.1 Effective Date.** The effective date of this Plan is the date the Plan (as it may be amended and/or restated from time to time) is last approved by the Company's stockholders (the "**Effective Date**"). Each award granted under the Plan or subject to a written binding contract on or before November 2, 2017 shall be subject to the Plan as in effect as of the date on which such award was granted, and it is intended that each such award continue to be subject to Section 162(m) of the Code as in effect prior to the enactment of the Tax Cuts and Jobs Act.

**13.2 Expiration Date**. The Plan will expire on, and no Award may be granted pursuant to the Plan after the tenth anniversary of the Effective Date, except that no Incentive Stock Options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

## ARTICLE 14. AMENDMENT, MODIFICATION, AND TERMINATION

**14.1 Amendment, Modification, and Termination.** Subject to Section 15.16, with the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval shall be required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 12), (ii) permits the Committee to grant Options with an exercise price that is below Fair

Market Value on the date of grant, (iii) permits the Committee to extend the exercise period for an Option beyond ten years from the date of grant or (iv) amends Section 9.8 of the Plan.

14.2  **Awards Previously Granted.** Except with respect to amendments made pursuant to Section 15.16, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

## ARTICLE 15. GENERAL PROVISIONS

15.1  **No Rights to Awards.** No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

15.2  **No Stockholders Rights.** Except as otherwise provided herein, a Participant shall have none of the rights of a stockholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

15.3  **Withholding.** The Company or any Subsidiary shall have the authority and the right to deduct or withhold (by any means set forth herein or in an Award Agreement), or require a Participant to remit to the Company or a Subsidiary, an amount sufficient to satisfy federal, state, local and foreign income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and legally applicable to Participant and required by law to be withheld (including any amount deemed by the Company or the Participant's employer, in its discretion, to be an appropriate charge to the Participant even if legally applicable to the Company or the Participant's employer). The Committee may, in its discretion and in satisfaction of the foregoing requirement, allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the return of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award (as described above) shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding amounts or other applicable withholding rates to the extent that the withholding or repurchase of shares in excess of such minimum statutory amount would result in adverse accounting consequences to the Company.

15.4  **No Right to Employment or Services.** Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

15.5  **Unfunded Status of Awards.** The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.6  **Assumed Spin-Off Awards.** Notwithstanding anything in this Plan to the contrary, each Assumed Spin-Off Award shall be subject to the terms and conditions of the equity compensation plan and award agreement to which such Award was subject immediately prior to the Spin-Off, subject to the adjustment of such Award by the Compensation Committee of eBay Inc. and the terms of the Employee Matters Agreement, dated as of July 17, 2015, between the Company and eBay Inc. entered into in connection with the Spin-Off; provided, that following July 17, 2015, each such Award shall relate solely to shares of Stock and be administered by the Committee in accordance with the administrative procedures in effect under this Plan.

15.7  **Indemnification.** To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and each person to whom the Committee delegates its authority under Section 12.5 shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.8  **Relationship to Benefits.** No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any severance, resignation, termination, redundancy, end of service payments, long-term service awards, pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

**15.9    Effect of Plan upon Compensation Plans.** The adoption of the Plan shall not affect any compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including, without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

**15.10    Awards Subject to Clawback.** The Awards and any cash payment or shares of Stock delivered pursuant to an Award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable Award Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

**15.11    Expenses.** The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

**15.12    Titles and Headings.** The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

**15.13    Fractional Shares.** No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

**15.14    Limitations Applicable to Section 16 Persons.** Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 under the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

**15.15    Compliance with Laws.** The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state, federal and foreign securities law and margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The Company shall have no obligation to issue or deliver shares of Stock prior to obtaining any approvals from listing, regulatory or governmental authority that the Company determines are necessary or advisable. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. The Company shall be under no obligation to register pursuant to the Securities Act, any of the shares of Stock paid pursuant to the Plan. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

**15.16    Governing Law.** The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflict of laws of that State.

**15.17    Section 409A.** To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

# APPENDIX B

## PayPal Holdings, Inc.
## Amended and Restated Employee Stock Purchase Plan

**1. Establishment of Plan.** The board of directors (the "**Board**") of PayPal Holdings, Inc. (the "**Company**") has, effective as of July 17, 2015, established this Employee Stock Purchase Plan pursuant to which the Company may grant options to purchase shares of the Company's common stock ("**Common Stock**") to Eligible Employees (as defined in Section 4 below). The Employee Stock Purchase Plan has been amended and restated by the Board on March 28, 2018, subject to approval of the Company's stockholders pursuant to Section 23 hereof (such date, the "**Amendment Effective Date**"). The Employee Stock Purchase Plan, as amended and restated, is referred to herein as the "**Plan**."

This Plan includes two components: (a) a component intended to qualify as an "employee stock purchase plan" under Section 423 of the Code (the "**423 Component**"), the provisions of which shall be construed so as to extend and limit participation in a uniform and nondiscriminatory manner consistent with the requirements of Section 423 of the Code; and (b) a component that does not qualify as an "employee stock purchase plan" under Section 423 of the Code (the "**Non-423 Component**"), under which options shall be granted pursuant to rules, procedures or sub-plans adopted by the Administrator (as defined in Section 3 below) designed to achieve tax, securities laws or other objectives for Eligible Employees, the Company and its Participating Subsidiaries and Participating Affiliates (both, as hereinafter defined). Except as otherwise provided in this Plan, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

For purposes of this Plan, "**Subsidiary**" means a "subsidiary corporation" of the Company, whether now or hereafter existing, as such term is defined in Section 424(f) of the Code. "**Participating Subsidiary**" means any Subsidiary that the Administrator designates from time to time as eligible to participate in the 423 Component. For purposes of this Plan, "**Affiliate**" means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator, whether now or hereafter existing (which, for avoidance of doubt, shall include any Subsidiary). "**Participating Affiliate**" means any Affiliate designated by the Administrator as eligible to participate in the Non-423 Component. For purposes of this Plan, "**Code**" means the United States Internal Revenue Code of 1986, as amended; reference to a specific section of the Code or United States Treasury Regulation thereunder will include such section or regulation, any valid regulation or other official applicable guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

As of the Amendment Effective Date, a total of 62,000,000 shares of Common Stock are reserved for issuance under this Plan, which reflects an increase of 50,000,000 shares over the number of shares initially reserved for issuance. Such number shall be subject to adjustments effected in accordance with Section 14 of this Plan.

**2. Purpose.** The purpose of this Plan is to provide Eligible Employees with a convenient means of acquiring an equity interest in the Company through payroll deductions or other contributions, to enhance such employees' sense of participation in the affairs of the Company.

**3. Administration**.

(a) This Plan shall be administered by the Compensation Committee of the Board (the "**Administrator**"), provided, however, that the Board may determine to administer the Plan, in its sole discretion, and in such case any references to the Administrator in the Plan shall be taken to be references to the Board. Subject to the provisions of the Plan, the Administrator shall have exclusive authority, in its sole discretion, to determine all matters relating to options granted under the Plan, including, without limitation, the authority to: (i) construe, interpret, reconcile any inconsistency in, correct any default in, supply any omission in, and apply the terms of, the Plan and any subscription agreement or other instrument or agreement relating to the Plan, (ii) adjudicate all disputed claims filed under the Plan (including making factual determinations), (iii) determine the terms and conditions of any Offering (as defined in Section 5 below) and any option under the Plan, (iv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, and (v) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the Plan.

(b) The Administrator shall have exclusive authority, in its sole discretion, to (i) designate separate Offerings under the Plan, (ii) determine which entities shall be Participating Subsidiaries or Participating Affiliates, (iii) determine who is an Eligible Employee, (iii) change the length and duration of Offering Periods and Purchase Periods (as such terms are defined in Section 5 below), (iv) limit the frequency and/or number of changes in the amount deducted or contributed during an Offering Period or Purchase Period, (v) permit payroll deductions or other contributions in excess of the amount designated by a participant in the Plan in order to adjust for administrative errors in the Company's processing of properly submitted subscription agreements and/or changes in contribution amounts, (vi) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Plan participant properly correspond with payroll deductions or other contribution amounts, and (vii) establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c) Further, the Administrator may adopt such rules, procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by Eligible Employees who are citizens or residents of a non-U.S. jurisdiction and/or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of the provision in Section 1 above setting forth the number of shares of Common Stock reserved for issuance under the Plan, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. To the extent inconsistent with the requirements of Section 423, any such sub-plan shall be considered part of the Non-423 Component, and rights granted thereunder shall not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the application of the definition of Compensation (as defined in Section 9(b) below) to participants on payrolls outside of the United States, handling of payroll deductions and other contributions, taking of payroll deductions and making of other contributions to the Plan, establishment of bank or trust accounts to hold contributions, payment of interest, establishment of the exchange rate applicable to payroll deductions taken and other contributions made in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, tax withholding procedures and handling of stock certificates that vary with applicable local requirements.

(d) The Administrator's interpretation of the Plan and its rules and regulations, and all actions taken and determinations made by the Administrator pursuant to the Plan, shall be conclusive and binding on all parties involved or affected. The Administrator may delegate its duties and authority to such of the Company's officers or employees as it so determines.

### 4. Eligibility.

(a) Unless otherwise provided in this Section 4 and subject to the requirements of Section 6, any Eligible Employee on a given Offering Date (as defined in Section 5 below) shall be eligible to participate in the Plan.

(b) For purposes of this Plan, "**Eligible Employee**" means any individual who is treated as an employee in the records of the Company or any Participating Subsidiary or Participating Affiliate, in each case regardless of any subsequent reclassification by the Company or by any Participating Subsidiary or Participating Affiliate, any governmental agency, or any court, and subject to the qualifications set forth in this section.

(c) For purposes of this Plan, the employment relationship shall be treated as continuing intact while the individual is on military or sick leave or other bona fide leave of absence approved by the Company or the applicable Participating Subsidiary or Participating Affiliate so long as the leave does not exceed three (3) months or, if longer than three (3) months, the individual's right to reemployment is provided by statute or has been agreed to by contract or in a written policy of the Company or the applicable Participating Subsidiary or Participating Affiliate which provides for a right of reemployment following the leave of absence.

(d) Notwithstanding the foregoing, for all options to be granted on an Offering Date, the definition of Eligible Employee will not include an individual, if (i) the individual is not employed by the Company or a Participating Subsidiary or Participating Affiliate, as applicable, ten (10) business days before the beginning of such Offering Period (or for such other period permitted by Code Section 423 and determined by the Administrator), and/or (ii) the employee, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, owns stock or holds options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary.

(e) The Administrator, in its sole discretion, from time to time may, prior to an Offering Date for all options to be granted on such Offering Date, determine (on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulation Section 1.423-2 for options granted under the 423 Component) that the definition of Eligible Employee will or will not include an individual if he or she: (i) customarily works twenty (20) hours or less per week (or such lesser period of time as may be determined by the Administrator in its sole discretion), or (ii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its sole discretion). Under the 423 Component, such exclusions shall be applied with respect to an Offering in a manner complying with U.S. Treasury Regulation Section 1.423-2(e)(2)(ii).

(f) In the case of the 423 Component, Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens within the meaning of Section 7701(b)(1)(A) of the Code) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the

Plan or an Offering to violate Section 423 of the Code (or to the extent such exclusion is permitted under Section 423 of the Code). In the case of the Non-423 Component, Eligible Employees may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employees is not advisable or practicable.

(g) A participant in the Plan shall cease to be an Eligible Employee upon termination of employment (as further described in Section 12 below), upon the entity employing such participant during an Offering Period ceasing to be an Affiliate, or upon the participant transferring to an Affiliate that is not a Participating Subsidiary or Participating Affiliate.

### 5. Offerings; Offering Periods; Purchase Periods.

(a) For purposes of this Plan, "**Offering**" means an offer of an option under the Plan that may be exercised on one or more Purchase Dates (as hereinafter defined) during an Offering Period. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company, a Participating Subsidiary or a Participating Affiliate shall be deemed a separate Offering (the terms of which Offering under the Non-423 Component need not be identical), even if the dates and other terms of the separate Offerings are identical and the provisions of the Plan shall separately apply to each Offering. To the extent permitted by U.S. Treasury Regulation Section 1.423-2(a)(1), the terms of each separate Offering under the 423 Component need not be identical, provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulation Section 1.423-2(a)(2) and (a)(3).

(b) Except as otherwise specified by the Administrator prior to the commencement of an Offering Period (as defined below): (i) the offering periods of this Plan (each, an "**Offering Period**") shall be twenty- four (24) month periods commencing on May 1 and November 1 of each year and ending on April 30 and October 31 of each year, and (ii) each Offering Period shall consist of four (4) six-month purchase periods (each, a "**Purchase Period**") during which payroll deductions or other contributions of the participants are accumulated under this Plan. The first business day of each Offering Period is referred to as the "Offering Date." The last business day of each Purchase Period is referred to as the "**Purchase Date.**"

(c) The Administrator shall have the power to change the duration of Offering Periods with respect to Offerings without stockholder approval if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first Offering Period to be affected. Notwithstanding the foregoing, in the event of a merger, recapitalization, restructuring or other corporate transaction affecting the Common Stock, the Administrator may, without stockholder approval and in accordance with applicable law, shorten the duration of Offering Periods or establish other Offering Periods in addition to those described above, which shall be subject to any specific terms and conditions that the Administrator approves, including requirements with respect to eligibility, participation, the establishment of Purchase Periods and Purchase Dates and other rights under any such offering. A participant may be enrolled in only one Offering Period at a time.

### 6. Participation in this Plan.

(a) An Eligible Employee may become a participant in the Plan by completing, within five (5) business days prior to the applicable Offering Date (or such other time frame set forth by the Administrator), a subscription agreement (through the Company's online Plan enrollment process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures for enrollment in the Plan as may be established by the Administrator.

(b) Once an Eligible Employee becomes a participant in the Plan, the Eligible Employee will automatically participate in each succeeding Offering Period unless (i) he or she withdraws or is deemed to withdraw from this Plan or terminates further participation in the Offering Period as set forth in Section 11 below, or (ii) ceases to be an Eligible Employee. Any such participant is not required to complete any additional subscription agreement, form or procedure in order to continue participation in this Plan, unless requested by the Administrator for legal or administrative reasons.

(c) If a participant in the Plan transfers employment between the Company and a Participating Subsidiary or between Participating Subsidiaries, his or her participation in the Plan shall continue unless and until otherwise terminated in accordance with the Plan. Similarly, if a participant in the Plan transfers employment between Participating Affiliates, his or her participation in the Plan shall continue unless and until otherwise terminated in accordance with the Plan. If a participant in the Plan transfers employment (i) from the Company or a Participating Subsidiary to a Participating Affiliate or (ii) from a Participating Affiliate to the Company or a Participating Subsidiary, he or she shall be deemed to withdraw from the Plan as of the transfer date and shall have his or her accumulated payroll deductions refunded to him or her (without interest, subject to Section 9(e) below) as soon as practicable following the transfer. Such former participant shall be entitled to re-enroll in the Plan as of the next Offering Period provided that he or she is an Eligible Employee at that time, completes a subscription agreement and follows the procedures set forth in Section 6(a) above. Notwithstanding the foregoing provisions of this Section 6(c), the Administrator may establish additional and/ or different rules to govern transfers of employment among the Company and any Participating Subsidiary or Participating Affiliate, consistent with the applicable requirements of Code Section 423 and the terms of the Plan.

**7. Grant of Option.** On the Offering Date of each Offering Period, and subject in all cases to the provisions of the Plan, each participant in the Plan shall be granted an option to purchase on each Purchase Date during the Offering Period (at the purchase price described in Section 8 below) up to that number of shares of Common Stock determined by dividing (a) the amount accumulated in such participant's payroll deduction or other contribution account during such Purchase Period by (b) the lesser of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date (but in no event less than the par value of a share of Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Purchase Date (but in no event less than the par value of a share of Common Stock), provided, however, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares which may be purchased pursuant to Section 10(a) with respect to the applicable Purchase Date, or (y) the maximum number of shares set by the Administrator pursuant to Section 10(b) below with respect to the applicable Purchase Date. The Fair Market Value of a share of Common Stock shall be determined as provided in Section 8 below.

**8. Purchase Price.** The purchase price at which each share of Common Stock will be sold in any Offering Period shall be eighty-five percent (85%) of the lesser of:

(a) The Fair Market Value on the Offering Date; or

(b) The Fair Market Value on the Purchase Date.

> For purposes of this Plan, the term "**Fair Market Value**" means, as of any date, the value of a share of Common Stock determined as follows:
> (i) if such Common Stock is then quoted on The NASDAQ Stock Market, its closing price on The NASDAQ Stock Market on the date of determination as reported in The Wall Street Journal;
> (ii) if such Common Stock is publicly traded and is then listed on another national securities exchange, its closing price on the date of determination on the principal national securities exchange on which Common Stock is listed or admitted to trading as reported in The Wall Street Journal;
> (iii) if such Common Stock is publicly traded but is not quoted on The NASDAQ Stock Market nor listed or admitted to trading on another national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal; or
> (iv) if none of the foregoing is applicable, by the Administrator in good faith.

**9. Payment of Purchase Price; Changes in Payroll Deductions; Issuance of Shares.**

(a) The purchase price of the shares of Common Stock shall be paid for by means of payroll deductions taken from the participant's Compensation (as hereinafter defined) during each Purchase Period. Except as set forth in this Section 9, the amount of payroll deductions to be taken from a participant's Compensation shall be determined by the Eligible Employee at the time of completing the subscription agreement and enrolling in the Plan as described in Section 6(a) above.

Notwithstanding the foregoing or any provisions to the contrary in the Plan, the Administrator may allow participants to make other contributions under the Plan via cash, check or other means instead of payroll deductions if payroll deductions are not permitted under applicable local law and, for any Offering under the 423 Component, the Administrator determines that such other contributions are permissible under Section 423 of the Code.

The payroll deductions or other contributions are made as a percentage of the participant's Compensation in one percent (1%) increments and shall not be less than two percent (2%), nor greater than ten percent (10%) or such lower limit set by the Administrator. The Administrator shall determine whether the amount to be contributed is to be designated as a specific dollar amount, or as a percentage of the eligible Compensation being paid on such payday, or as either, and may also establish a minimum percentage or amount for such contributions.

Payroll deductions shall commence on the first payday of the Offering Period and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Other contributions shall be made at the time and in the manner prescribed by the Administrator for the option and/or Offering under which other contributions are permitted pursuant to foregoing provisions of this section.

(b) For purposes of this Plan, "**Compensation**" means the following forms of cash remuneration earned or payable to a participant by the Company, a Participating Subsidiary or a Participating Affiliate during the applicable Offering Period: base wages; salary; overtime (including pay in lieu of meal time); performance or merit bonuses; commissions; shift differentials; language differentials; payments for paid time off and holidays; sabbatical pay; payments in lieu of notice; travel pay; retroactive pay; on-call/standby pay; hazard pay; bereavement pay; jury/witness duty pay; pay during a period of suspension; military leave pay; compensation deferred pursuant to Section 401(k) or Section 125 of the Code; distributions under any nonqualified deferred compensation plan; retention bonuses; or any other compensation or remuneration approved as "compensation" by the Administrator in accordance with Section 423 of the Code.

For purposes of this Plan, "Compensation" shall not include forms of compensation or remuneration that are not included or covered by the first sentence in this Section 9(b), including the following: moving allowances; automobile allowances; gross-up payments; compensation deferred under any nonqualified deferred compensation plan; payments pursuant to a severance plan, agreement or arrangement; payments during a garden leave or other notice period preceding termination of employment; equalization payments; termination pay (including the payout of accrued vacation time in connection with any such termination); relocation allowances; expense reimbursements; meal allowances; commuting allowances; geographical hardship pay; any payments (such as guaranteed bonuses in certain foreign jurisdictions) with respect to which salary reductions are not permitted by the laws of the applicable jurisdiction); sign-on bonuses; nonqualified executive compensation; any amounts directly or indirectly paid pursuant to this Plan or any other stock-based plan, including without limitation any stock option, stock purchase, restricted stock, restricted stock unit, deferred stock unit, or similar plan, of the Company or any Affiliate, or cash paid in lieu of any such awards.

The Administrator, in its sole discretion, may, on a uniform and nondiscriminatory basis for each Offering, establish a different definition of Compensation for a subsequent Offering. Further, the Administrator shall have discretion to determine the application of this definition to participants on payrolls outside the United States.

(c) A participant may increase or decrease the rate of payroll deductions or other contributions during an Offering Period by completing a new authorization for payroll deductions or other contributions (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures as may be established by the Administrator, in which case the new rate shall become effective as soon as administratively practicable after the participant elects such change and shall continue for the remainder of the Offering Period unless changed as described below. Such change in the rate of payroll deductions or other contributions may be made at any time during an Offering Period, but not more than one (1) change may be made effective during any Purchase Period.

A participant may increase or decrease the rate of payroll deductions or contributions for any subsequent Offering Period by completing a new authorization for payroll deductions or other contributions (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures as may be established by the Administrator, not later than fifteen (15) business days before the beginning of such Offering Period or within such other time frame set forth by the Administrator.

(d) A participant may reduce his or her payroll deductions or contributions percentage to zero during an Offering Period by submitting to the Company a request for cessation of payroll deductions or other contributions (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures as may be established by the Administrator. Such reduction shall be effective as soon as administratively practicable after the Participant elects such reduction and no further payroll deductions or contributions will be made for the duration of the Offering Period. Payroll deductions or contributions credited to the participant's account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Section 9(f) below. A participant may not resume making payroll deductions or other contributions during the Offering Period in which he or she reduced his or her payroll deductions or other contributions to zero. For avoidance of doubt, if a participant reduces his or her payroll deductions or contributions percentage to zero during an Offering Period and does not increase such rate of payroll deductions or contributions above zero prior to the commencement of the next subsequent purchase period (if any) within such Offering Period, or if there is no such subsequent purchase period, prior to the commencement of the next subsequent Offering Period, such action will be treated as the participant's withdrawal from the Plan in accordance with Section 11(a), unless participant is on a bona fide leave of absence pursuant to Section 4(c) above. The Administrator has the authority to change the foregoing rules set forth in this Section 9(d) regarding participation in the Plan.

(e) A participant's payroll deductions or other contributions shall be credited to an account maintained on such participant's behalf under this Plan. All payroll deductions or other contributions shall be deposited with the general funds of the Company and may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions or other contributions, unless otherwise required by the laws of the jurisdiction where the payroll deductions are taken or other contributions are made, as determined by the Administrator. No interest shall accrue on the payroll deductions or other contributions, unless otherwise required by the laws of the jurisdiction where the payroll deductions are taken or other contributions are made, as determined by the Administrator.

(f) On each Purchase Date, so long as this Plan remains in effect and provided that the participant has not withdrawn from the Offering Period in accordance with the requirements of Section 11(a), the Company shall apply the funds then in the participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The purchase price per share shall be as specified in Section 8 of this Plan. Any cash remaining in a participant's account after such purchase of shares shall be refunded to such participant in cash, without interest (subject to Section 9(e) above); provided, however, that any amount remaining in such participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock shall be carried forward, without interest (subject to Section 9(e) above), into the next Purchase Period or Offering Period and in the locations where the Administrator has determined that such rollover is available under the Plan, as the case may be. In the event that this Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the participant, without interest (subject to Section 9(e) above). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date.

(g) Subject to Section 9(h) below, as promptly as practicable after the Purchase Date, the Company shall issue shares for the participant's benefit representing the shares purchased upon exercise of his or her option.

(h) At the time the option is exercised or at the time some or all of the shares of Common Stock issued under the Plan are disposed of (or at any other time that a taxable event related to the Plan occurs), the Plan participant must make adequate provision for any withholding obligation of the Company or a Participating Subsidiary or a Participating Affiliate with respect to federal, state, local and foreign income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and legally applicable to participant (including any amount deemed by the Company, in its sole discretion, to be an appropriate charge to Participant even if legally applicable to the Company or the participant's employer). At any time, the Company or the participant's employer may, but shall not be obligated to, withhold from the participant's wages or other cash compensation the amount necessary for the Company or the participant's employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the participant's employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the participant. In addition, the Company or the participant's employer may, but shall not be obligated to, withhold from the proceeds of the sale of Common Stock or by any other method of withholding the Company or the participant's employer deems appropriate.

(i) During a participant's lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The participant will have no interest or voting right in shares covered by his or her option until such option has been exercised and the purchased shares are issued or transferred to the participant.

## 10. Limitations on Shares to be Purchased.

(a) No participant shall be entitled to purchase Common Stock under this Plan at a rate which, when aggregated with his or her rights to purchase stock under all other employee stock purchase plans of the Company or any Subsidiary exceeds $25,000 in Fair Market Value, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which any option granted to the participant is outstanding at any time. The Company shall automatically suspend the payroll deductions or other contributions of any participant as necessary to enforce such limit provided that when the Company automatically resumes making such payroll deductions or accepting contributions, the Company shall apply the rate in effect immediately prior to such suspension.

(b) No participant shall be entitled to purchase more than the Maximum Share Amount (as defined below) on any single Purchase Date. Not less than thirty (30) days prior to the commencement of any Offering Period, the Administrator may, in its sole discretion, set a maximum number of shares which may be purchased by any employee at any single Purchase Date (hereinafter the "**Maximum Share Amount**"). Until otherwise determined by the Administrator, the Maximum Share Amount shall be 5,000 shares (subject to any adjustment pursuant to Section 14). If a new Maximum Share Amount is set, then all participants shall be notified of such Maximum Share Amount prior to the commencement of the next Offering Period. The Maximum Share Amount shall continue to apply with respect to all succeeding Purchase Dates and Offering Periods unless revised by the Administrator as set forth above.

(c) If the number of shares to be purchased on a Purchase Date by all employees participating in this Plan exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Administrator shall determine to be equitable. In such event, the Company shall provide notice of such reduction of the number of shares to be purchased under a participant's option to each participant affected.

(d) Any funds accumulated in a participant's account which are not used to purchase Common Stock due to the limitations in this Section 10 shall be returned to the participant as soon as practicable after the end of the applicable Purchase Period, without interest (subject to Section 9(e) above).

## 11. Withdrawal.

(a) Each participant may withdraw from a Purchase Period under this Plan by completing a notice of withdrawal (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures for withdrawal from the Plan as may be established by the Administrator, at least fifteen (15) business days prior to the end of a Purchase Period or within such other time frame set forth by the Administrator.

(b) Upon withdrawal from this Plan, the accumulated payroll deductions shall be returned to the withdrawn participant, without interest (subject to Section 9(e) above), and his or her interest in this Plan shall terminate. In the event a participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by completing a subscription agreement in the same manner as set forth in Section 6 above for initial participation in this Plan.

(c) If the Fair Market Value of a share of Common Stock on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value of a share of Common Stock on the first day of any subsequent Offering Period, the Company will automatically enroll such participant in the subsequent Offering Period. Any funds accumulated in a participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period. A participant does not need to file any forms with the Company to be automatically enrolled in the subsequent Offering Period.

**12. Termination of Employment.** Termination of a participant's employment for any reason, including retirement, death or the failure of a participant to remain an Eligible Employee immediately terminates his or her participation in this Plan. For purposes of this Plan, a participant's employment will be considered terminated as of the date that participant is no longer actively providing services as an employee and will not be extended by any notice period (i.e., active service would not include any contractual notice period or any period of "garden leave" or similar period mandated under employment laws in the jurisdiction where participant is employed or the terms of participant's employment agreement, if any, but is not actively providing services); the Administrator shall have the exclusive discretion to determine when the participant is no longer actively providing services for purposes of participation in the Plan. In such event, the funds credited to the participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (subject to Section 9(e) above).

**13. Return of Payroll Deductions and Other Contributions.** In the event a participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated pursuant to Section 25, the Company shall deliver to the participant all payroll deductions or other contributions credited to such participant's account, without interest (subject to Section 9(e) above).

**14. Capital Changes.**

(a) In the event that any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting Common Stock (other than an Equity Restructuring, as defined in Section 14(c) below) occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Common Stock or type of securities which have been authorized for issuance under this Plan but have not yet been placed under option (collectively, the "**Reserves**"), the Maximum Share Amount, the number and class of Common Stock or type of securities covered by each outstanding option, and the purchase price per share of Common Stock covered by each option which has not yet been exercised.

(b) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Section 14(a), the number and type of securities subject to each outstanding option and the price per share thereof, if applicable, will be equitably adjusted by the Administrator. The adjustments provided under this Section 14(b) shall be nondiscretionary and shall be final and binding on the affected participants and the Company.

(c) "**Equity Restructuring**" means a non-reciprocal transaction (i.e., a transaction in which the Company does not receive consideration or other resources in respect of the transaction approximately equal to and in exchange for the consideration or resources the Company is relinquishing in such transaction) between the Company and its stockholders, such as a stock split, spin-off, rights offering, nonrecurring stock dividend or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of Common Stock underlying outstanding options.

(d) In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Administrator. The Administrator may, in the exercise of its sole discretion in such instances, declare that this Plan shall terminate as of a date fixed by the Administrator and give each participant the right to purchase shares under this Plan prior to such termination.

(e) In the event of (i) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the options under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all participants), (ii) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (iii) the sale of all or substantially all of the assets of the Company or (iv) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, unless otherwise provided by the Administrator in its sole discretion, the Plan will continue with regard to Offering Periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the Fair Market Value of the surviving corporation's stock on each Purchase Date. The Administrator may, in the exercise of its sole discretion in such instances, declare that this Plan shall terminate as of a date fixed by the Administrator and give each participant the right to purchase shares under this Plan prior to such termination.

**15. Nonassignability.** Neither payroll deductions or other contributions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 19 below) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

**16. Notice of Disposition; Holding of Shares.** If the shares purchased in any Offering Period under the 423 Component are not in the participant's Company stock plan account, each participant shall notify the Company in writing if the participant disposes of any of the shares purchased in any such Offering Period under the 423 Component if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the "**Notice Period**"). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates. Further, the Company may require that shares purchased in any Offering Period, whether under the 423 Component or the Non-423 Component, be retained in the participant's Company stock plan account or such other account for a designated period of time, and/or may establish other procedures to permit tracking of dispositions of shares.

**17. No Rights to Continued Employment.** Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Subsidiary or Participating Affiliate, or restrict the right of the Company or any Participating Subsidiary or Participating Affiliate to terminate such employee's employment.

**18. Notices.** All notices or other communications by a participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

**19. Death of Participant.** In the event of the death of a participant, the Company shall deliver the shares or cash, if any, credited to the participant's account to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), to such other individual as may be prescribed by applicable law.

**20. Conditions Upon Issuance of Shares; Limitation on Sale of Shares.** Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

**21. Section 409A.** The 423 Component is exempt from the application of Section 409A of the Code ("**Section 409A**") and any ambiguities herein shall be interpreted to so be exempt from Section 409A. The Non-423 Component is intended to be exempt from the application of Section 409A under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto.

**22. Tax Qualification.** Although the Company may endeavor to (a) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (b) avoid adverse tax treatment (e.g., under Section 409A), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 21. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on participants under the Plan.

**23. Stockholder Approval.** After this Plan is adopted by the Board, this Plan will become effective on the Amendment Effective Date. This Plan shall be subject to approval by the stockholders of the Company, in a manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares pursuant to this Plan shall occur prior to such stockholder approval. This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time) or (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan.

**24. Governing Law.** The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

**25. Amendment or Termination of this Plan.** The Administrator may at any time amend or terminate the Plan, except that any such termination cannot affect options previously granted under this Plan, nor may any amendment make any change in an option previously granted which would adversely affect the right of any participant, nor may any amendment be made without approval of the stockholders of the Company obtained in accordance with Section 23 above within twelve (12) months of the adoption of such amendment (or earlier if required by Section 23 above) if such amendment would:

(a) increase the number of shares that may be issued under this Plan; or

(b) change the designation of the corporations whose employees (or class of employees) are eligible for participation in this Plan.

For the avoidance of doubt, the authority to take action under this Section 25 may not be delegated to an officer or other employee. Notwithstanding the foregoing, the Administrator may make such amendments to the Plan as the Administrator determines to be advisable, if the continuation of the Plan or any Offering Period would result in financial accounting treatment for the Plan that is different from the financial accounting treatment in effect on the date this Plan is adopted by the Board.

**26. Severability.** If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any participant, such invalidity, illegality or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or participant as if the invalid, illegal or unenforceable provision had not been included.